Filed Pursuant to 424(b)(4) Registration No. 333-182535

PROSPECTUS

16,666,667 Shares

Manchester United plc

Class A Ordinary Shares

This is the initial public offering of Manchester United plc. We are selling 8,333,334 Class A ordinary shares and the selling shareholder named in this prospectus is selling 8,333,333 Class A ordinary shares. We will not receive any proceeds from the sale of the Class A ordinary shares by the selling shareholder.

The initial public offering price per share is $14.00. Prior to this offering, no public market existed for our Class A ordinary shares. Our Class A ordinary shares have been approved for listing on the New York Stock Exchange under the symbol "MANU."

Following this offering, we will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and our Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to our governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. See "Description of Share Capital — Ordinary Shares."

We are an "emerging growth company" under the US federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$14.00	$233,333,338
Underwriting discounts and commissions	$0.77	$12,833,333
Proceeds to Manchester United plc before expenses	$13.23	$110,250,009
Proceeds to the selling shareholder before expenses	$13.23	$110,249,996

Delivery of the Class A ordinary shares is expected to be made on or about August 15, 2012. The selling shareholder named in this prospectus has granted the underwriters an option for a period of 30 days to purchase an additional 2,500,000 Class A ordinary shares solely to cover over-allotments. We will not receive any proceeds from the sale of the Class A ordinary shares by the selling shareholder.

Jefferies	Credit Suisse	J.P. Morgan

BofA Merrill Lynch	Deutsche Bank Securities

Aon Benfield Securities, Inc.	Banco Santander	BNP PARIBAS	BOCI Asia Limited
CIMB Securities (Singapore) Pte Ltd	DBS Bank Ltd.	Nomura	Raymond James

Prospectus dated August 9, 2012

Until September 3, 2012 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ABOUT THIS PROSPECTUS

We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, but prior to the completion of this offering we will engage in the Reorganization Transactions described in "Prospectus Summary — The Reorganization Transactions" pursuant to which Red Football Shareholder Limited will become a wholly-owned subsidiary of Manchester United plc, an exempted newly formed holding company with limited liability formed under the Companies Law (2011 Revision) of the Cayman Islands as amended and restated from time to time. Except where the context otherwise requires or where otherwise indicated, the terms "Manchester United," the "Company," "we," "us," "our," "our company" and "our business" refer, prior to the Reorganization Transactions discussed below, to Red Football Shareholder Limited and, after the Reorganization Transactions, to Manchester United plc, in each case together with its consolidated subsidiaries as a consolidated entity. Except as otherwise indicated, the term "Manchester United Limited (UK)" refers to our wholly-owned United Kingdom subsidiary, Manchester United Limited.

The terms "dollar," "USD" or "$" refer to US dollars, the terms "pound sterling," "pence," "p" or "£" refer to the legal currency of the United Kingdom and the terms "€" or "euro" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Throughout this prospectus, we refer to the following football leagues and cups:

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  the Football Association Premier League sponsored by Barclays (the "Premier League");

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  the Football Association Cup in association with Budweiser (the "FA Cup");

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  the Football League Cup sponsored by Capital One (the "League Cup");

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  the Union of European Football Associations Champions League (the "Champions League"); and

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  the Union of European Football Associations Europa League (the "Europa League").

The terms "matchday" and "Matchday" refer to all domestic and European football match day activities from Manchester United games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the League Cup and the FA Cup) games not played at Old Trafford. Fees for arranging other events at the stadium are also included as matchday revenue.

The term "first team" refers to the players selected to play for our most senior team and is comprised of the players listed on pages 89 and 90 of this prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, Class A ordinary shares only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares.

PRESENTATION OF FINANCIAL INFORMATION

We report under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the results of operations of Red Football Shareholder Limited. Prior to the completion of this offering, we will engage in the Reorganization Transactions described in "Prospectus Summary — The Reorganization Transactions" pursuant to which Red Football Shareholder Limited will become a wholly-owned subsidiary of Manchester United plc, a newly formed holding company. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Manchester United plc and its consolidated subsidiaries.

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 MARKET AND INDUSTRY DATA

This prospectus contains industry, market, and competitive position data that are based on the six industry publications and studies conducted by third parties listed below as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

References to our "659 million followers" are based on a survey conducted by Kantar Media (a division of WPP plc) and paid for by us. As in the survey conducted by Kantar Media, we define the term "followers" as those individuals who answered survey questions, unprompted, with the answer that Manchester United was either their favorite football team in the world or a football team that they enjoyed following in addition to their favorite football team. For example, we and Kantar Media included in the definition of "follower" a respondent who either watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly. Although the survey solicited unprompted responses, we do not distinguish between those respondents who answered that Manchester United was their favorite football team in the world and those who enjoy following Manchester United in addition to their favorite football team. Since we believe that each of our followers engage with our brand in some capacity, including through watching matches on television, attending matches live, buying retail merchandise or monitoring the team's highlights on the internet, we believe identifying our followers in this manner provides us with the best data to use for purposes of developing our business strategy and measuring the penetration of our brand. However, we expect there to be differences in the level of engagement with our brand between individuals, including among those who consider Manchester United to be their favorite team, as well as between those who enjoy following Manchester United. We have not identified any practical way to measure these differences in consumer behavior and any references to our followers in this prospectus should be viewed in that light.

This internet-based survey identified Manchester United as a supported team of 659 million followers (and the favorite football team of 277 million of those followers) and was based on 53,287 respondents from 39 countries around the world. In order to calculate our 659 million followers from the 53,287 responses, Kantar Media applied estimates and assumptions to certain factors including population size, country specific characteristics such as wealth and GDP per capita, affinity for sports and media penetration. Kantar Media then extrapolated the results to the rest of the world, representing an extrapolated adult population of 5 billion people. However, while Kantar Media believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers may be significantly less or significantly more than the extrapolated survey results. Kantar Media also extrapolated survey results to account for non-internet users in certain of the 39 countries, particularly those with low internet penetration. To do so, Kantar Media had to make assumptions about the preferences and behaviors of non-internet users in those countries. These assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions we applied are accurate. Survey results also account only for claimed consumer behavior rather than actual consumer behavior and as a result, survey results may not reflect real consumer behavior with respect to football or the consumption of our content and products.

In addition to the survey conducted by Kantar Media, this prospectus references the following five industry publications and third-party studies:

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  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2010/11 season (the "Futures Data");

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  Deloitte Touche Tohmatsu Limited's "Annual Review of Football Finance 2009" (the "Deloitte Annual Review");

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  an article published by Sports Business International (a division of SBG Companies Limited) in May 2009 entitled "Growing a Giant" (the "SBI Article");

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  a paper published by AT Kearney, Inc. in 2011 entitled "The Sports Market" ("AT Kearney"); and

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  industry forecasts published by MagnaGlobal (a division of Interpublic Group of Companies, Inc.) in June 2012 entitled "MagnaGlobal Advertising Forecasts 2012" (the "MagnaGlobal Forecasts").

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the "®" or "™" symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

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PROSPECTUS SUMMARY

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes thereto included in this prospectus, before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See "Special Note Regarding Forward-Looking Statements."

Except where the context otherwise requires or where otherwise indicated, the terms "Manchester United," the "Company," "we," "us," "our," "our company" and "our business" refer, prior to the Reorganization Transactions discussed below, to Red Football Shareholder Limited and, after the Reorganization Transactions, to Manchester United plc, in each case together with its consolidated subsidiaries as a consolidated entity. After the Reorganization Transactions, which will occur prior to the completion of this offering, Red Football Shareholder Limited will become a wholly-owned subsidiary of Manchester United plc.

Our Company — Manchester United

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 60 trophies, enabling us to develop what we believe is one of the world's leading brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading companies such as Nike, Aon and DHL that want access and exposure to our community of followers and association with our brand.

Our global community of followers engages with us in a variety of ways:

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  During the 2010/11 season, our games generated a cumulative audience reach of over 4 billion viewers, according to the Futures Data, across 211 countries. On a per game basis, our 60 games attracted an average live cumulative audience reach of 49 million per game, based on the Futures Data.

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  Over 5 million items of Manchester United branded licensed products were sold in the last year, including over 2 million Manchester United jerseys. Manchester United branded products are sold through over 200 licensees in over 130 countries.

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  Our products are sold through more than 10,000 doors worldwide.

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  Our brand and content have enabled us to partner with mobile telecom providers in 42 countries and television providers in 54 countries.

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  Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of more than 60 million page views per month.

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  We have a very popular brand page on Facebook with over 26.5 million connections. In comparison, the New York Yankees have approximately 5.9 million Facebook connections and the Dallas Cowboys have approximately 5.0 million Facebook connections.

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  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2010/11 season, our 29 home games were attended by over 2 million people.

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  We undertake exhibition games and promotional tours on a global basis, enabling our followers to see our team play. Over the last 3 years, we have played 15 exhibition games in the United States, Canada, Ireland, Mexico, Malaysia, South Korea and China.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment — the operation of a professional sports team. We review our revenue through three principal sectors — Commercial, Broadcasting and Matchday.

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  Commercial:  Within the Commercial revenue sector, we have three revenue streams which monetize our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and new media & mobile revenue. We believe these will be our fastest growing revenue streams over the next few years.

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  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies across all geographies. Our sponsorship revenue was £37.2 million, £40.9 million and £54.9 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

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  Retail, Merchandising, Apparel & Product Licensing:  We market and sell competitive sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. Our retail, merchandising, apparel & product licensing business is currently managed by Nike, who pays us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2010/11 season, we received £25.6 million, which reflects the minimum guaranteed amount. We also recognized an additional £5.7 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2010/11 season as compared to the £3.2 million profit share we recognized during the 2009/10 season. Our retail, merchandising, apparel & product licensing revenue was £23.3 million, £26.5 million and £31.3 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

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  New Media & Mobile:  Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 42 countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £5.5 million, £9.9 million and £17.2 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

Our Commercial revenue was £66.0 million, £77.3 million and £103.4 million for each of the years ended June 30, 2009, 2010 and 2011, respectively, and grew at a compound annual growth rate of 25.2% from fiscal year 2009 through fiscal year 2011. The growth rate of our Commercial revenue from fiscal year 2009 to fiscal year 2010 was 17.2% and from fiscal year 2010 to fiscal year 2011 was 33.7%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

Our other two revenue sectors, Broadcasting and Matchday, provide consistent cash flow and global media visibility that enables us to continue to invest in the success of the team and expand our brand.

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  Broadcasting:  We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, Champions League and other competitions. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world. Our Broadcasting revenue was £98.0 million, £103.3 million and £117.2 million for each of the years ended June 30, 2009, 2010 and 2011, respectively, and grew at a compound annual growth rate of 9.4% from fiscal year 2009 through fiscal year 2011. The growth rate of our Broadcasting revenue from fiscal year 2009 to fiscal year 2010 was 5.4% and from fiscal year 2010 to fiscal year 2011 was 13.5%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

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  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,766 and we have averaged over 99% of attendance capacity for our Premier League matches in each of the last 15 years. Our Matchday revenue was £114.5 million, £105.8 million and £110.8 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

Total revenue for the years ended June 30, 2009, 2010 and 2011 was £278.5 million, £286.4 million and £331.4 million, respectively. During this same period, Adjusted EBITDA was £93.0 million, £102.4 million and £109.7 million, respectively. For a discussion of our use of Adjusted EBITDA and a reconciliation to profit/(loss) for the period from continuing operations, see " — Summary Financial and Other Data" and "Selected Consolidated Financial and Other Data." Operating profit for the years ended June 30, 2009, 2010 and 2011 was £123.5 million, £64.3 million and £63.3 million, respectively. Profit/(loss) for the period from continuing operations for the years ended June 30, 2009, 2010 and 2011 was £5.3 million, £(47.5) million and £13.0 million, respectively.

The costs associated with operating a professional sports team principally comprise staff costs, depreciation of fixed assets, amortization of player registrations and other operating expenses associated with the facilities and management of the club. Less than 12% of our total operating costs are specifically allocated across our three principal sectors. Those operating costs that we do allocate across our three principal sectors are variable costs relating to sponsorship and marketing (allocated to our Commercial sector), television rights (allocated to our Broadcasting sector) and police and security, membership packages, catering and domestic cup gateshare (allocated to our Matchday sector).

Our Competitive Strengths

We believe our key competitive strengths are:

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  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world's most popular spectator sports. We have won 60 trophies in nine different leagues, competitions and cups since 1908. Our on-going success is supported by our highly developed football infrastructure and global scouting network.

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  A globally recognized brand with a large, worldwide following:  Our 134-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our global community of 659 million followers. The composition of our follower base is far-reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

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  Ability to successfully monetize our brand:  The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. We have built a diversified portfolio of sponsorships with leading brands such as Nike, Aon, DHL, Epson, Turkish Airlines and Singha. Our community of followers is strong in emerging markets, particularly in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

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  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, constitutes an on-going growth opportunity.

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  Well established global media and marketing infrastructure driving commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. This experience and infrastructure enables us to deliver an effective set of marketing capabilities to our partners on a global basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

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  Seasoned management team and committed ownership:  Our senior management has considerable experience and expertise in the football, commercial, media and finance industries.

Our Strategy

We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

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  Expand our portfolio of global and regional sponsors:  We are well positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 21.5% compound annual growth rate in our sponsorship revenue from fiscal year 2009 through fiscal year 2011 (the growth rate from fiscal year 2009 to fiscal year 2010 was 10.0% and from fiscal year 2010 to fiscal year 2011 was 34.2%). Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on expanding a regional sponsorship model, segmenting new opportunities by product category and territory. As part of this strategy, we have opened an office in Asia and are in the process of opening an office in North America. These are in addition to our London and Manchester offices.

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  Further develop our retail, merchandising, apparel & product licensing business:  We will focus on growing this business on a global basis by increasing our product range and improving distribution through further development of our wholesale, retail and e-commerce channels. Manchester United branded retail locations have opened in Singapore, Macau, India and Thailand, and we plan to expand our global retail footprint over the next several years. In addition, we will also invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers.

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  Exploit new media & mobile opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our new media & mobile offerings are in the early stages of development and present opportunities for future growth.

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  Enhance the reach and distribution of our broadcasting rights:  The value of live sports programming has grown dramatically in recent years due to changes in how television content is distributed and consumed. Specifically, television consumption has become more fragmented and audiences for traditional scheduled television programming have declined as consumer choice increased with the emergence of multi-channel television, the development of technologies such as the digital video recorder and the emergence of digital viewing on the internet and mobile devices. The unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers. We are well positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to 54 countries around the world. We plan to expand the distribution of MUTV by improving the quality of its content and its production capabilities.

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  Diversify revenue and improve margins:  We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising, licensing and new media & mobile. By increasing the emphasis on our commercial businesses, we will further diversify our revenue, enabling us to generate improved profitability.

Our Market Opportunity

We believe that we are one of the world's most recognizable global brands with a community of 659 million followers. Manchester United is at the forefront of live football, which is a key component of the global sports market.

Other markets driving our business include, as of 2011, the $458 billion global advertising market, which is forecast to grow to $600 billion by 2016, according to the MagnaGlobal Forecasts, representing a compound annual growth rate of 5.5%, as well as the global pay television market and the global apparel market.

While our business represents only a small portion of our addressable markets and may not grow at a corresponding rate, we believe our global reach and access to emerging markets positions us for continued growth.

In addition, the explosion of growth in mobile technology and social media has driven a surge in demand for content, from news to video, which has resulted in a ten-fold increase in our revenue from new media & mobile over the five years ending June 30, 2011. Our new media & mobile revenue was £17.2 million for the year ended June 30, 2011, which represents 5.2% of annual revenue for the year ended June 30, 2011. The mobile technology and social media markets in China and certain other developing countries are, however, still early in their growth process.

Risks Affecting Us

We are subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flow and prospects. Please read the section entitled "Risk Factors" beginning on page 18 for a discussion of some of the factors you should carefully consider before deciding to invest in our Class A ordinary shares.

In particular, we have and will continue to be subject to the challenges of operating in our industry. These challenges and risks include, among other things, competition for key players and other personnel, increases in operating costs, such as player salaries and transfer costs, and our ability to manage our growth efficiently. For example, net of profit on disposal of players' registrations, we realized a loss from continuing operations in two out of the last three fiscal years (largely the result of finance costs that have since been significantly reduced through our deleveraging in fiscal year 2010). After giving effect to the use of proceeds from this offering, we would have had total indebtedness of £362.3 million as of March 31, 2012. In addition, although we preliminarily estimate that our profit from continuing operations for our fiscal year ended June 30, 2012 was approximately £21 million to £23 million, such amount includes a tax credit estimated to be approximately £27 million to £29 million. Net of that tax credit, we expect that we would have realized a loss from continuing operations for our fiscal year ended June 30, 2012. See " — Recent Developments."

Recent Developments

Set forth below are certain preliminary estimates of our results of operations that we expect to report for our fiscal year ended June 30, 2012.

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  Our total revenue is expected to be approximately £315 million to £320 million, representing a decrease of 5% to 3% when compared to £331.4 million for the year ended June 30, 2011.
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  Commercial revenue is expected to be approximately £115 million to £117 million, representing an increase of 11% to 13% when compared to £103.4 million for the year ended June 30, 2011, primarily as a result of an increase in the number and value of our sponsorship relationships, as well as additional appearance fees from our North America promotional tour.
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  Broadcasting revenue is expected to be approximately £102 million to £104 million, representing a decrease of 13% to 11% when compared to £117.2 million for the year ended June 30, 2011, primarily as a result of our failure to qualify for the knockout stages of the Champions League in the 2011/12 season as compared to reaching the final of the Champions League in the 2010/11 season.
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  Matchday revenue is expected to be approximately £97 million to £99 million, representing a decrease of 12% to 11% when compared to £110.8 million for the year ended June 30, 2011, primarily as a result of playing four less home games in the 2011/12 season as compared to the 2010/11 season.
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  Our total operating expenses are expected to be approximately £283 million to £286 million, representing an increase of 4% to 5% when compared to £272.7 million for the year ended June 30, 2011, primarily as a result of increases in football player and staff compensation.
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  Our profit for the year from continuing operations is expected to be approximately £21 million to £23 million, an increase of 62% to 77% when compared to £13.0 million for the year ended June 30, 2011, primarily as a result of a decline in revenue described above being more than offset by an increase in our tax credit.
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  We currently estimate that our net finance costs will be approximately £49 million to £50 million, tax credit will be approximately £27 million to £29 million, depreciation will be approximately £7 million to £8 million, amortization of players' registrations will be approximately £38 million to £38.5 million, profit on disposal of players' registrations will be approximately £9 million to £10 million and operating expenses — exceptional items will be approximately £10.5 million to £11.5 million. Having assessed all the individual line items, we currently anticipate Adjusted EBITDA to be approximately £90 million to £92 million, representing a decrease of 18% to 16% when compared to £109.7 million for the year ended June 30, 2011, primarily reflecting the reduced Matchday and Broadcasting revenue described above, partially offset by increased Commercial revenue.

Adjusted EBITDA is a non-IFRS measure. For a definition of Adjusted EBITDA and, for the fiscal year 2011 data referred to above, a reconciliation to profit from continuing operations, the most comparable IFRS measure, as well as the reasons why management believes the inclusion of Adjusted EBITDA is useful to provide additional information to investors about our performance, see "Selected Consolidated Financial and Other Data."

We expect our net player capital expenditure for our fiscal year 2012 to be approximately £50 million and our general capital expenditure (property, plant and equipment) will be approximately £23 million.

As of June 30, 2012, we had approximately £70 million of cash and cash equivalents and approximately £437 million of borrowings outstanding.

We have provided a range for our preliminary results described above because our financial closing procedures for our fiscal quarter and our fiscal year ended June 30, 2012 are not yet complete. We currently expect that our final results will be within the ranges described above. However, the estimates described above are preliminary and represent the most current information available to management. Therefore, it is possible that our actual results may differ materially from these estimates due to the completion of our financial closing procedure, final adjustments and other developments that may arise between now and the time our financial results for our fiscal year 2012 are finalized.

We expect to complete our financial closing procedures for our fiscal quarter and our fiscal year ended June 30, 2012 in August 2012. Accordingly, you should not place undue reliance on these estimates. The preliminary financial data for our fiscal year 2012 included in this prospectus has been prepared by, and is the responsibility of, our management and has not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to this preliminary financial data.

On July 26, 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. See "Business — Revenue Sectors — Commercial — Shirt sponsor."

Corporate Information

We were incorporated in the Cayman Islands on April 30, 2012 as an exempted company with limited liability under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Pursuant to a group reorganization as described in the section entitled " — The Reorganization Transactions," which will be completed immediately prior to the consummation of this offering, we became the holding company of the subsidiaries comprising the Company.

Our principal executive office is located at Old Trafford, Manchester M16 0RA, United Kingdom and our telephone number is +44 (0) 161  868 8000. Our website is www.manutd.com. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus or in deciding whether to purchase our Class A ordinary shares.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations disclosure; and
  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

The JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering

Issuer	Manchester United plc
The offering	8,333,334 Class A ordinary shares offered by us
8,333,333 Class A ordinary shares offered by the selling shareholder
Class A ordinary shares to be outstanding after this offering	39,685,700 shares
Class B ordinary shares to be outstanding after this offering	124,000,000 shares
Over-allotment option	The selling shareholder has granted the underwriters a 30-day option to purchase up to 2,500,000 Class A ordinary shares to cover over-allotments.
Voting rights
Following this offering, we will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and our Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to our governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result of its ownership of Class B ordinary shares, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. See "Description of Share Capital — Ordinary Shares."

The Class A ordinary shares and Class B ordinary shares outstanding after this offering will represent approximately 24.2% and 75.8%, respectively, of the total number of shares of our Class A and Class B ordinary shares outstanding after this offering and 3.1% and 96.9%, respectively, of the combined voting power of our Class A and Class B ordinary shares outstanding after this offering.

Use of proceeds	Our net proceeds from the sale of Class A ordinary shares in this offering at the initial public offering price of $14.00 per share will be approximately $110.3 million, after deducting the estimated underwriting discounts and commissions. Expenses of this offering will be paid by us with existing cash on hand.

We will use all of our net proceeds from this offering to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption. In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired. See "Use of Proceeds."
We will not receive any proceeds from the sale of any Class A ordinary shares by the selling shareholder.
Dividend policy
We do not currently intend to pay cash dividends on our Class A ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our Class A ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholder will be able to influence our dividend policy. See "Dividend Policy."
New York Stock Exchange symbol	"MANU"
Risk factors
Investing in our Class A ordinary shares involves risks. See "Risk Factors" beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A ordinary shares.

Unless otherwise indicated, all information in this prospectus relating to the number of our Class A ordinary shares to be outstanding immediately after this offering excludes 16,000,000 Class A ordinary shares that will be reserved for future issuance under our 2012 Equity Incentive Award Plan and the Class A ordinary shares to be granted to members of our executive team upon consummation of this offering. See "Management — Employment or Service Agreements."

Unless otherwise indicated, all information in this prospectus assumes (i) the completion of our Reorganization Transactions in preparation of this offering, (ii) no exercise by the underwriters of their over-allotment option to purchase up to 2,500,000 additional Class A shares from the selling shareholder, and (iii) an initial public offering price of $14.00 per share.

The Reorganization Transactions

We have historically conducted our business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Currently, Red Football Shareholder Limited is a direct, wholly-owned subsidiary of Red Football LLC, a Delaware limited liability company. On April 30, 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On August 8, 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

Prior to the completion of this offering, Red Football LLC will cause all of the equity interest of Red Football Shareholder Limited to be contributed to Manchester United plc. As a result of these reorganization transactions, which will occur prior to the completion of this offering, Red Football Shareholder Limited will become an indirect, wholly-owned subsidiary of Manchester United plc and our business will be conducted through Manchester United plc and its subsidiaries. In this prospectus, we refer to all of these events as the "Reorganization Transactions."

The following diagram illustrates our corporate structure immediately following the Reorganization Transactions and the completion of this offering:

*
Upon completion of this offering, Red Football LLC will remain our principal shareholder and will continue to be owned and controlled by the six lineal descendants of Mr. Malcolm Glazer. See "Principal and Selling Shareholder."

**
Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. See "Description of Share Capital — Ordinary Shares — Conversion." For special resolutions (which are required for certain important matters including mergers and changes to our governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result of its ownership of Class B ordinary shares, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. See "Risk Factors — Risks Related to Our Initial Public Offering and the Ownership of Our Class A Ordinary Shares — Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions."

  Our governing documents also prohibit the transfer of shares to any person in breach of the rules of certain relevant governing bodies, including the Premier League, which prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League football club from holding an interest in voting rights in any other Premier League football club. See "Description of Share Capital — Ordinary Shares — Transfer of ordinary shares and notices."

A description of the material terms of Manchester United plc's amended and restated memorandum and articles of association, Class A ordinary shares and Class B ordinary shares as will be in effect following the Reorganization Transactions and the completion of this offering are described in the section entitled "Description of Share Capital."

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the results of operations of Red Football Shareholder Limited. Prior to the completion of this offering, we will engage in the Reorganization Transactions pursuant to which Red Football Shareholder Limited will become a wholly-owned subsidiary of Manchester United plc, a newly formed holding company with nominal assets and liabilities, which will not have conducted any operations prior to the completion of this offering. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Manchester United plc and its consolidated subsidiaries. Manchester United plc's financial statements will be the same as Red Football Shareholder Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in Manchester United plc's earnings/(loss) per share calculations. See " — The Reorganization Transactions."

We prepare our consolidated financial statements in accordance with IFRS as issued by IASB. The summary consolidated financial and other data presented as of and for the years ended June 30, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The summary consolidated financial and other data presented for the nine months ended March 31, 2011 and 2012, and as of March 31, 2012, has been derived from our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited interim condensed consolidated financial data presented in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. The summary consolidated financial and other data for the nine months ended March 31, 2011 and 2012, and as of March 31, 2012, are not necessarily indicative of the financial and other data to be expected as of and for the year ended June 30, 2012 or any future period.

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands, except share and per share data)
Income Statement Data of Red Football Shareholder Limited:
Revenue	278,476	286,416	331,441	231,640	245,828

Analyzed as:
Commercial revenue	65,977	77,322	103,369	76,676	89,535
Broadcasting revenue	98,013	103,276	117,249	73,352	76,433
Matchday revenue	114,486	105,818	110,823	81,612	79,860

Operating expenses — before exceptional items	(232,034)	(232,716)	(267,986)	(185,540)	(196,638)

Analyzed as:
Employee benefit expenses	(123,120)	(131,689)	(152,915)	(102,275)	(112,386)
Other operating expenses	(62,311)	(52,306)	(68,837)	(48,664)	(48,814)
Depreciation	(8,962)	(8,634)	(6,989)	(5,252)	(5,671)
Amortization of players' registrations	(37,641)	(40,087)	(39,245)	(29,349)	(29,767)
Operating expenses — exceptional items	(3,097)	(2,775)	(4,667)	—	(6,363)

Total operating expenses	(235,131)	(235,491)	(272,653)	(185,540)	(203,001)
Profit on disposal of players' registrations	80,185	13,385	4,466	3,370	7,896

Operating profit	123,530	64,310	63,254	49,470	50,723

Finance costs	(118,743)	(110,298)	(52,960)	(38,993)	(35,724)
Finance income	1,317	1,715	1,710	1,354	676

Net finance costs	(117,426)	(108,583)	(51,250)	(37,639)	(35,048)

Profit/(loss) on ordinary activities before taxation	6,104	(44,273)	12,004	11,831	15,675
Tax (expense)/credit	(844)	(3,211)	986	1,510	22,543

Profit/(loss) for the period from continuing operations	5,260	(47,484)	12,990	13,341	38,218

Attributable to:
Owners of the Company	5,343	(47,757)	12,649	13,150	37,984
Non-controlling interest	(83)	273	341	191	234
Basic and diluted earnings/(loss) per share (pound sterling)	5.40	(48.24)	12.78	13.28	38.37
Weighted average number of shares outstanding	990	990	990	990	990
Pro Forma Data of Manchester United plc(1):
Pro forma earnings/(loss) per share (pound sterling)
Basic	0.03	(0.31)	0.08	0.08	0.24
Diluted	0.03	(0.31)	0.08	0.08	0.24
Pro forma weighted average number of shares outstanding (thousands)
Basic	155,352	155,352	155,352	155,352	155,352
Diluted	155,352	155,352	155,352	155,352	155,352

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands, except share and per share data)
Pro Forma, As Adjusted Data of Manchester United plc(2):
Pro forma, as adjusted net finance costs	—	—	(45,921)	—	(31,051)
Pro forma, as adjusted profit on ordinary activities before taxation	—	—	17,333	—	19,672
Pro forma, as adjusted tax (expense)/credit	—	—	(479)	—	21,504
Pro forma, as adjusted profit for the period from continuing operations	—	—	16,854	—	41,176
Attributable to:
Owners of the Company	—	—	16,513	—	40,942
Non-controlling interest	—	—	341	—	234
Pro forma, as adjusted earnings/(loss) per share (pound sterling)
Basic	—	—	0.10	—	0.25
Diluted	—	—	0.10	—	0.25
Pro forma, as adjusted weighted average number of shares outstanding (thousands)
Basic	—	—	163,686	—	163,686
Diluted	—	—	163,686	—	163,686
Other Data of Red Football Shareholder Limited:
Commercial revenue	65,977	77,322	103,369	76,676	89,535
Analyzed as:
Sponsorship revenue	37,228	40,938	54,925	42,378	48,796
Retail, merchandising, apparel & products licensing revenue	23,250	26,471	31,268	21,651	25,230
New media & mobile revenue	5,499	9,913	17,176	12,647	15,509
EBITDA(3)	170,133	113,031	109,488	84,071	86,161
Adjusted EBITDA(3)	93,045	102,421	109,689	80,701	84,628
Net cash generated from/(used in) investing activities	40,178	(35,119)	(18,569)	(17,681)	(28,463)

	As of June 30, (audited)			As of March 31, (unaudited)
	2009	2010	2011	2012
	(in £ thousands)
Balance Sheet Data of Red Football Shareholder Limited (at period end):
Cash and cash equivalents	150,530	163,833	150,645	25,576
Total assets	993,644	989,670	1,017,188	865,564
Total liabilities	987,106	1,030,611	796,765	606,184
Total equity	6,538	(40,941)	220,423	259,380
Pro forma, as adjusted Balance Sheet Data of Manchester United plc (at period end)(4):
Pro forma, as adjusted cash and cash equivalents	—	—	—	17,932
Pro forma, as adjusted total assets	—	—	—	857,920
Pro forma, as adjusted total liabilities	—	—	—	545,238
Pro forma, as adjusted total equity	—	—	—	312,682

(1)
Pro forma data represents the anticipated impact of retroactively reflecting the Reorganization Transactions, upon consummation, throughout all periods presented. Such pro forma data will become the historical earnings/(loss) per share of Manchester United plc upon consummation of the Reorganization Transactions. See " — The Reorganization Transactions."

(2)
Pro forma, as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions, (b) the issuance and sale of 8,333,334 Class A ordinary shares by us in this offering at a price equal to $14.00 per share, and (c) the use of our net proceeds from this offering to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017. Pro forma, as adjusted net finance costs reflects the reduction of £5.4 million and £4.0 million in net finance costs for the year ended June 30, 2011, and nine months ended March 31, 2012, respectively, as a result of the redemption of a portion of our senior secured notes with our net proceeds from this offering. See " — The Reorganization Transactions" and "Use of Proceeds."

Pro forma, as adjusted data does not include adjustments for (i) the 8.375% prepayment premium in an aggregate amount of $8.6 million (£5.4 million) for the redemption of our 8 3/8% US dollar senior secured notes, (ii) the write-off of approximately £2.7 million of unamortized deferred financing costs, or (iii) the estimated expenses of this offering amounting to $12.3 million (£7.7 million).

(3)
We define EBITDA as profit/(loss) for the period from continuing operations before net finance costs, tax (expense)/credit, depreciation, and amortization of players' registrations, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. EBITDA and Adjusted EBITDA are non-IFRS measures and not uniformly or legally defined financial measures. Such measures are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this prospectus because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily income taxes and interest income and expense). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.

The following is a reconciliation of EBITDA and Adjusted EBITDA to profit for the year from continuing operations for the periods presented:

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands)
Profit/(loss) for the period from continuing operations	5,260	(47,484)	12,990	13,341	38,218
Adjustments
Net finance costs	117,426	108,583	51,250	37,639	35,048
Tax expense/(credit)	844	3,211	(986)	(1,510)	(22,543)
Depreciation	8,962	8,634	6,989	5,252	5,671
Amortization of players' registrations	37,641	40,087	39,245	29,349	29,767

EBITDA	170,133	113,031	109,488	84,071	86,161
Adjustments
Profit on disposal of players' registrations	(80,185)	(13,385)	(4,466)	(3,370)	(7,896)
Operating expenses — exceptional items	3,097	2,775	4,667	—	6,363

Adjusted EBITDA	93,045	102,421	109,689	80,701	84,628

(4)
Pro forma, as adjusted balance sheet data assumes that the net proceeds to us from this offering will be approximately $110.3 million and gives effect to the following transactions as if they were consummated as of the referenced date: (a) the Reorganization Transactions, (b) the write-off of approximately £2.7 million of unamortized deferred financing costs, (c) the use of our net proceeds from this offering to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at an aggregate redemption price equal to $110.3 million, or 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption, and (d) the payment of the estimated expenses of this offering amounting to $12.3 million (£7.7 million) with existing cash on hand. See " — The Reorganization Transactions." In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully read and consider the following risks before deciding to invest in our Class A ordinary shares. If any of the following risks actually occurs, our business, results of operations, financial condition and cash flow could be materially impaired. The trading price of our Class A ordinary shares could decline due to any of these risks, and you could lose all or part of your investment. When determining whether to buy our Class A ordinary shares in this offering, you should also read carefully the other information in this prospectus, including our financial statements and related notes thereto.

Risks Related to Our Business

If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.

The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our first team's performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry as whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers' commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our five revenue streams, and have a material adverse effect our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. We cannot assure you that such investments will be successful. Failure to successfully maintain and enhance the Manchester United brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business is dependent upon our ability to attract and retain key personnel, including players.

We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team, reserve team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Any successor to our current manager may not be as successful as our current manager. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our first team.

Our revenue streams are driven by the performance and popularity of our first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the League Cup, the Champions League and the Europa League. Our income varies significantly depending on our first team's participation and performance in these competitions. Our first team's performance affects all five of our revenue streams:

  •
  sponsorship revenue through sponsorship relationships;

  •
  retail, merchandising, apparel & product licensing revenue through product sales;

  •
  new media & mobile revenue through telecom partnerships and our website;

  •
  broadcasting revenue through the frequency of appearances and performance based share of league broadcasting revenue and Champions League prize money; and

  •
  matchday revenue through ticket sales.

Our first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our first team were relegated from (or otherwise ceased to play in) the Premier League, the Champions League or the Europa League.

We cannot ensure that our first team will be successful in the Premier League or in the other leagues and tournaments in which it plays. Relegation from the Premier League or a general decline in the success of our first team, particularly in consecutive seasons, would negatively affect our ability to attract or retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners, which would have a material adverse effect on our business, results of operations, financial condition and cash flow.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand and products on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our brand internationally, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.

Our Commercial revenue for each of the years ended June 30, 2009, 2010 and 2011 represented 23.7%, 27.0% and 31.2% of our total revenue, respectively. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial and sponsorship revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.

As part of our business plan, we intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product categorized approach, which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We are subject to certain contractual restrictions under our sponsorship agreement with Nike that may affect our ability to expand on our categories of sponsors, including certain restrictions on our ability to grant sponsorship, suppliership, advertising and promotional rights to certain types of businesses. We cannot assure you that we will be successful in implementing our business plan or that our Commercial and sponsorship revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Negotiation and pricing of key media contracts are outside our control and those contracts may change in the future.

For each of the years ended June 30, 2009, 2010 and 2011, 32.7%, 39.4% and 39.8% of our Broadcasting revenue, respectively, was generated from the media rights for Champions League matches, and 53.1%, 51.3% and 51.4% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA"). We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2015/16 football season and Premier League international broadcasting rights through the end of the 2012/13 football season and for the sale of Champions League broadcasting rights through the end of the 2014/15 football season, future agreements may not maintain our current level of Broadcasting revenue. Or, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and corresponding revenue may be outweighed by international media rights, which are distributed among all domestic clubs in even proportion. As a result, success of our first team in the Premier League could become less of an overall competitive advantage.

Future intervention by the European Commission, the European Court of Justice (the "ECJ") or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights. For example, on October 4, 2011, the ECJ ruled on referrals it had received from English courts involving the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services. The ruling held that any agreement designed to guarantee country-by-country exclusivity within the European Union (the "EU") (i.e. by stopping any cross-border provision of broadcasting services) is deemed to be anti-competitive and prohibited by EU competition law. The ECJ also addressed copyright matters and determined that (i) there is no copyright in an actual football match itself but there is copyright in other elements such as the broadcast of the match or the copyright holder's logo and music; (ii) a copyright is not infringed where a member of the public in the EU buys a decoder and card from within the EU and watches a match in his own home; and (iii) a copyright may be infringed where commercial premises broadcast a match to the public. This decision has created uncertainty as to the commercial viability of copyright holders continuing to adopt the same country-by-country sales model within the EU as they have adopted previously. A change of sales model could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease. Any significant reduction in our Broadcasting revenue could materially adversely affect our business, results of operations, financial condition and cash flow.

European competitions cannot be relied upon as a source of income.

Qualification for the Champions League is dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate.

In addition, our participation in the Champions League or Europa League may be influenced by factors beyond our control. For example, the number of places in each league available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our first team to qualify for each league in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our first team to qualify for each league in future seasons.

Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition, particularly for consecutive seasons, would negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

Our business depends in part on relationships with certain third parties.

We consider the development of both our commercial and digital media assets to be central to our ongoing business plan and drivers of future growth. However, we do not currently have retail, merchandising and apparel operations in-house. For example, our contract with Nike provides them with certain rights to operate our global merchandising, product licensing and retail operations. While we have a significant degree of control over MUTV, we rely on MUTV for certain production capabilities with respect to video content for our digital media assets. While we have been able to execute our business plan to date with the support of Nike and MUTV, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by these partners. Further, any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could negatively impact these portions of our operations. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions for these portions of our business on a timely basis or on terms favorable to us or at all.

In the future, we may enter into additional licensing arrangements permitting third parties to use our brand and trademarks. Although we take steps to carefully select our licensing partners, such arrangements may not be successful. Our licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with our own. For example, we are dependent on our sponsors and commercial partners to effectively implement quality controls over products using our brand or trademarks. The inability of such sponsors and commercial partners to meet our quality standards could negatively affect consumer confidence in the quality and value of our brand, which could result in lower product sales. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.

We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and Champions League with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our commercial and sponsor revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended June 30, 2011, those sources that represented greater than 10% of our total revenue were:

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  Premier League (Broadcasting revenue): 18.3% of our total revenue; and

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  UEFA (Broadcasting revenue): 14.2% of our total revenue.

We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors, or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or Champions League to pay outstanding amounts owed to its respective league, or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2008/09, 2009/10 and 2010/11 seasons, we played 30, 28 and 29 home matches, respectively, and our Matchday revenue were £114.5 million, £105.8 million and £110.8 million for the years ended June 30, 2009, 2010 and 2011, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in the Champions League. Competition within England could also cause our first team to fail to advance in the FA Cup and League Cup.

In addition, from a commercial perspective, we actively compete across many different industries and within many different markets. We believe our primary sources of competition, both in Europe and internationally, include, but are not limited to:

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  other businesses seeking corporate sponsorships and commercial partners such as sports teams, other entertainment events and television and digital media outlets;

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  providers of sports apparel and equipment seeking retail, merchandising, apparel & product licensing opportunities;

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  digital content providers seeking consumer attention and leisure time, advertiser income and consumer e-commerce activity;

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  other types of television programming seeking access to broadcasters and advertiser income; and

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  alternative forms of corporate hospitality and live entertainment for the sale of matchday tickets such as other live sports events, concerts, festivals, theater and similar events.

All of the above forms of competition could have a material adverse effect on any of our five revenue streams and our overall business, results of operations, financial condition and cash flow.

We are subject to special rules and regulations regarding insolvency and bankruptcy.

We are subject to, among other things, special insolvency or bankruptcy related rules of the Premier League and the Football Association (the "FA"). Those rules empower the Premier League board to direct certain payments otherwise due to us to the FA and its members, associate members and affiliates, certain other English football leagues and certain other entities if it is reasonably satisfied that we have failed to pay certain creditors including other football clubs, the Premier League and the Football League.

If we experience financial difficulty, we could also face sanctions under the Premier League rules, including suspension from the Premier League, the Champions League, the FA Cup and certain other competitions, the deduction of league points from us in the Premier League or Football League and loss of control of player registrations. For example, the Premier League could prevent us from playing, thereby cutting off our income from ticket sales and putting many of our other sources of revenue at risk. Any of these events could have a material adverse effect on our business, results of operation, financial condition, cash flow as well as our ability to meet our financial obligations.

Premier League voting rules may allow other clubs to take action contrary to our interests.

The Premier League is governed by its 20 club shareholders with most rule changes requiring the support of a minimum of 14 of the clubs. This allows a minority of clubs to block changes they view as unfavorable to their interests. In addition, it allows a concerted majority of the clubs to pass rules that may be disadvantageous to the remaining six clubs. As one of the larger clubs in the Premier League in terms of revenue and follower base, we can exert some influence on the rulemaking process, however, our interests may not always align with the majority of clubs and it may be difficult for us to effect changes that are advantageous to us. At the same time, it is possible that other clubs may take action that we view as contrary to our interests. If the Premier League clubs pass rules that limit our ability to operate our business as we have planned or otherwise affect the payments made to us, we may be unable to achieve our goals and strategies or increase our revenue.

Our digital media strategy is unproven and may not generate the revenue we anticipate.

We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the future revenue and income potential of our new media business is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

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  our digital media strategy will require us to provide offerings such as video on demand, highlights and international memberships that have not previously been a substantial part of our business;

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  our ability to retain our current global follower base, build our follower base and increase engagement with our followers through our digital media assets;

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  our ability to enhance the content offered through our digital media assets and increase our subscriber base;

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  our ability to effectively generate revenue from interaction with our followers through our digital media assets;

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  our ability to attract new sponsors and advertisers, retain existing sponsors and advertisers and demonstrate that our digital media assets will deliver value to them;

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  our ability to develop our digital media assets in a cost effective manner and operate our digital media services profitably and securely;

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  our ability to identify and capitalize on new digital media business opportunities; and

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  our ability to compete with other sports and other media for users' time.

Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.

Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.

Injuries to members of the playing staff, particularly if career threatening or career ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our first team's performance and may also result in a loss of the revenue that would otherwise have resulted from a transfer of that player's registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career threatening or career ending injuries to that player. Our strategy is to maintain a squad of first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our first team, and therefore our business, results of operations financial condition, and cash flow.

Inability to renew our insurance policies could expose us to significant losses.

We insure against the death, permanent disablement and travel-related injuries of members of our first team, although not at such player's market value. Moreover, we do not carry insurance against injuries to our players sustained while playing or training. We also carry non-player related insurance typical for our business (including business interruption insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, our training facilities at Carrington and other valuable assets could expose us to significant losses.

Furthermore, although some national football associations, such as the FA (which insures English players), do provide insurance for members of our first team while playing for their home country, our insurance policies do not cover our players during those periods and, under the rules of the Fédération Internationale de Football Association ("FIFA"), national football associations are not obliged to provide insurance cover for players on international duty.

Our international expansion and operations in foreign markets expose us to risks associated with international sales and operations.

We intend to continue to expand internationally and operate in select foreign markets. Managing a global organization is difficult, time consuming and expensive. Our inexperience in operating the club's businesses globally increases the risk that any future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements; difficulties in managing and staffing international operations; fluctuations in currency exchange rates; potentially adverse tax consequences, including foreign value added tax systems, and restrictions on repatriation of earnings; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; the lack of strong intellectual property regimes and political, social and economic instability abroad. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Fluctuations in exchange rates may adversely affect our results of operations.

Our functional and reporting currency is the pound sterling and substantially all of our costs are denominated in pound sterling. However, Broadcasting revenue from our participation in the Champions League, as well as certain other revenue, is generated in euro. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in euro. In addition, we have transactional currency exposure against the US dollar relating to the US dollar tranche of our senior secured notes as well as Commercial revenue from certain sponsors. In the year ended June 30, 2010, we recorded a foreign exchange loss of £19.3 million from our US dollar tranche of our senior secured notes, whereas in the year ended June 30, 2011, we recorded a foreign exchange gain of £16.4 million from those senior secured notes. For the years ended June 30, 2009, 2010 and 2011 approximately 12.0%, 14.2% and 14.4% of our total revenue were generated in euro, respectively, and approximately 3.4%, 4.9% and 8.2% of our total revenue were generated in US dollars, respectively. We may enter into foreign exchange contracts to hedge a portion of this transactional exposure. We net the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia (such as China) may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. For example, the unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees' use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We could be negatively affected if we fail to adequately protect follower account information.

We collect and process personal data (including name, address, age, bank details and other personal data) from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with data protection and privacy laws in the United Kingdom and, in certain situations, other jurisdictions where our followers reside. Those laws impose certain requirements on us in respect of the collection, use and processing of personal information relating to our followers. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal follower data were to occur, we could face liability under data protection laws, including requirements to destroy customer information or notify the people to whom such information relates of any non-compliance as well as civil or criminal sanctions. This could also result in the loss of the goodwill of our followers and deter new followers. Each of these factors could harm our business reputation, our brand and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects.

Piracy and illegal live streaming may adversely impact our Broadcasting and new media & mobile revenue.

For each of the years ended June 30, 2009, 2010 and 2011, Broadcasting revenue constituted 35.2%, 36.1% and 35.4%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free to air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League has initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content, however there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect our business, results of operations, financial condition and cash flow.

Our operating results may fluctuate due to seasonality.

Our operating results are subject to seasonal variation, limiting the overall comparability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. However because of the strong performance of our first team in the Champions League and domestic cups, which has resulted in us reaching the advanced stages of these competitions and therefore generating significant additional Broadcasting and Matchday revenue, we have generated the most revenue in our fourth quarter during the past few fiscal years. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.

We will be subject to greater tax liability.

During each of the three years ended June 30, 2009, 2010 and 2011, our principal operating subsidiaries were tax residents in the United Kingdom. During the years ended June 30, 2009 and 2010, we were subject to a statutory tax rate of 28.0%, and in the year ended June 30, 2011, we were subject to a weighted statutory tax rate of 27.5%. Following our reorganization in preparation for the offering, although we are organized as a Cayman Islands corporation, we believe that we will be treated as a US domestic corporation for US federal tax purposes. As a result, we will be subject to US federal income tax (currently at a statutory rate of 35%) on our worldwide income. In addition, we will primarily be subject to US and UK tax rules in the future, whereas we have previously been subject only to UK tax rules. As a result, we will be subject to different rules regarding deductions and carry forwards of losses incurred in prior years than those applicable to us prior to our reorganization in preparation for this offering. Furthermore, because most of our subsidiaries are classified as entities disregarded from their owner for US federal income tax purposes, we will not be able to control the timing of much of our US federal income tax liability. We may also be subject to US state and local income (or franchise) taxes which are generally imposed based upon where we do business. The tax rates and the tax base upon which the tax is calculated vary by jurisdiction. Generally, state and local taxes are deductible for US federal income tax purposes. As a result, we will be liable for additional taxes in the future for which we would not have been liable in previous years. This additional tax liability could have a negative effect on our business, results of operations, financial conditions and cash flow.

In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow.

Business interruptions due to natural disasters and other events could adversely affect us and Old Trafford.

Our operations can be subject to natural disasters and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, terrorist attacks and acts of war. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition or cash flow.

Risks Related to Our Industry

An economic downturn and adverse economic conditions may harm our business.

The recent economic downturn and adverse conditions in the United Kingdom and global markets may negatively affect our operations in the future. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our sponsorship and Commercial revenue are contingent upon the expenditures of businesses across a wide range of industries, and as these industries continue to cut costs in response to the economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our Commercial and sponsorship, Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

An increase in the relative size of salaries or transfer costs could adversely affect our business.

Our success depends on our ability to attract and retain the highest quality players and coaching staff. As a result, we are obliged to pay salaries generally comparable to our main competitors in England and Europe. Any increase in salaries may adversely affect our business, results of operations, financial condition and cash flow.

Other factors that affect player salaries, such as the recent increase in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of the pound, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue fall and salaries remain stable (for example as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

An increase in transfer fees would require us to pay more than expected for the acquisition of players' registrations in the future, although the effect of these increased costs may be mitigated by our ability to sell the registrations of existing players at increased prices. However, if the increase in transfer fees occurred at a time when we were looking to buy rather than sell players, there is a risk that net transfer costs could increase, resulting in a reduction in the amount of cash available for us to meet our obligations. In addition, certain players' transfer values may diminish after we acquire them, and we may sell those players for transfer fees below their net book value, resulting in a loss on disposal of players' registrations. Net transfer costs could also increase if levies imposed by FIFA, the Premier League or any other organization in respect of the transfer of players' registrations were to increase.

Recently approved UEFA restrictions could negatively affect our business.

As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, UEFA recently approved certain financial monitoring rules on clubs participating in the Champions League and Europa League competitions, known as the financial fair play initiative. The rules, among other things, may result in withholding of prize money, transfer bans and ultimately disqualification from European competitions for clubs whose costs and capital expenditures on players exceed their revenue over a three year period. These rules are intended to discourage clubs from continually operating at a loss. However, the implementation of the financial fair play rules, and in particular the potential punishment for non-compliance, remains uncertain. There is a risk that application of the financial fair play initiative could have a material adverse effect on the performance of our first team and our business, results of operations, financial condition and cash flow.

We could be negatively affected by current and other future Premier League, FA, UEFA or FIFA regulations.

Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of broadcasting revenue. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income, changes to the relegation structure of English football and restrictions on player spending. In addition, rules designed to promote the development of local players, such as the Home Grown Player Rule, which requires each Premier League club to include at least eight "home grown" players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our first team.

Changes in the format of the league and cup competitions in which our first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

There could be a decline in our popularity or the popularity of football.

There can be no assurance that football will retain its popularity as a sport around the world and its status in the United Kingdom as the so-called "national game," together with the associated levels of media coverage. In addition, we could suffer a decline in popularity. Any decline in popularity could result in lower ticket sales, broadcasting revenue, sponsorship revenue, a reduction in the value of our players or our brand, or a decline in the value of our securities, including our Class A ordinary shares. Any one of these events or a combination of such events could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Risk Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and competitive position.

As of March 31, 2012, we had total indebtedness of £423.3 million. On an as adjusted basis giving effect to the use of proceeds from this offering, we would have had total indebtedness of £362.3 million as of March 31, 2012. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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  limit our ability to pay dividends;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund the hiring and retention of players and coaching staff, working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the football industry;

  •
  affect our ability to compete for players and coaching staff; and

  •
  limit our ability to borrow additional funds.

In addition, our existing revolving credit facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see " — Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under either of these facilities, however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our indebtedness may restrict our ability to pursue our business strategies.

The indenture governing our senior secured notes and our revolving credit facility limit our ability, among other things, to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions or repurchase or redeem our shares;

  •
  make investments;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into sale and leaseback transactions;

  •
  enter into transactions with our affiliates; and

  •
  incur liens.

Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our senior secured notes and our revolving credit facility. This would permit the lending banks under our revolving credit facility to take certain actions, including declaring all amounts that we have borrowed under our revolving credit facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing our senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving credit facility. If the debt under our revolving credit facility, our senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

We are subject to interest rate risk in connection with borrowings under our revolving credit facility, which bears interest at variable rates. Interest rate changes will not affect the market value of any debt incurred under such facility, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. As of March 31, 2012, we had no variable rate indebtedness. In addition, we currently enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we cannot assure you that such hedging activities will be effective in fully mitigating our interest rate risk.

Risks Related to Our Initial Public Offering and the Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

Immediately prior to this offering, our principal shareholder, Red Football LLC, will control 100% of our issued and outstanding Class A ordinary shares and Class B ordinary shares, representing 100% of the voting power of our outstanding capital stock. Upon the closing of this offering, the shares owned by our principal shareholder will represent 98.7% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. See "Description of Share Capital — Ordinary Shares — Conversion." For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

  •
  delaying, deferring or preventing a change in control of our Company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our Company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

As a foreign private issuer and "controlled company" within the meaning of the New York Stock Exchange's corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

The New York Stock Exchange's corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the New York Stock Exchange corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Therefore, our board of director's approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the New York Stock Exchange corporate governance rules. A "controlled company" under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, our principal shareholder will control a majority of the combined voting power of our outstanding ordinary shares, making us a "controlled company" within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See "Prospectus Summary — Implications of Being an Emerging Growth Company." Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on December 31, 2012.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are US citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (the "SEC"), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers.

There is no existing market for our Class A ordinary shares, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for our Class A ordinary shares. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any shares of our Class A ordinary shares that you purchase, and the value of such shares might be materially impaired. The initial public offering price for our Class A ordinary shares will be determined by negotiations between us and the representatives of the several underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our Class A ordinary shares at prices equal to or greater than the price you paid in this offering.

Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association will permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cayman Islands law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares (which, upon consummation of this offering, will be controlled by our principal shareholder). Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.

The price of our Class A ordinary shares might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of our Class A ordinary shares may prevent you from being able to sell your shares of our Class A ordinary shares at or above the price you paid for such shares. The trading price of our Class A ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of our first team;

  •
  the overall performance of the equity markets;

  •
  industry related regulatory developments;

  •
  issuance of new or changed securities analysts' reports or recommendations;

  •
  additions or departures of key personnel;

  •
  investor perceptions of us and the football industry, changes in accounting standards, policies, guidance, interpretations or principles;

  •
  sale of our Class A ordinary shares by us, our principal shareholder or members of our management;

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

These and other factors might cause the market price of our Class A ordinary shares to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Class A ordinary share and may otherwise negatively affect the liquidity of our Class A ordinary shares. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Class A ordinary shares could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 39,685,700 shares of Class A ordinary shares outstanding. The Class A ordinary shares offered in this offering will be freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and the selling shareholder have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. See "Underwriting."

All of our Class A ordinary shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See "Ordinary Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling shares of our Class A ordinary shares after this offering.

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding Class A ordinary shares.

Our ability to pay dividends is subject to restrictions in our existing revolving credit facility, the indenture governing our senior secured notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Furthermore, neither of our Class A ordinary shares or Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares is limited by our existing revolving credit facility and the indenture governing our senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities (see also "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness"). Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

We do not currently intend to pay dividends on our Class A ordinary shares, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A ordinary shares.

We do not currently intend to pay any cash dividends on our Class A ordinary shares for the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our revenue, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

The rules of the Premier League and our amended and restated memorandum and articles of association impose certain limitations on shareholders' ability to invest in more than one football club.

The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League football club from holding an interest in voting rights exercisable in any other Premier League football club. As a result, our amended and restated memorandum and articles of association prohibit shareholders from holding (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to direct that shareholder to transfer those shares to another person or, failing such transfer, we have the right to sell those shares to another person on behalf of that shareholder. Until such transfer or sale is effected, that shareholder will not be entitled to receive or exercise any rights, benefits or privileges attaching to those Class A ordinary shares.

The purchase price of our Class A ordinary shares might not reflect its value, and you may experience dilution as a result of this offering and future equity issuances.

The purchase price of our Class A ordinary shares might not reflect its value, and you may experience dilution as a result of this offering and future equity issuances. Based on the initial public offering price of $14.00 per share, investors purchasing in this offering will experience an immediate dilution in the net tangible book value per share of our Class A ordinary shares of $15.06 from such offering price. Investors purchasing Class A ordinary shares from us in this offering will contribute approximately 22.7% of the total amount invested by shareholders since our inception (gross of estimated expenses of this offering) but will only own approximately 5.1% of the total number of our Class A and Class B ordinary shares outstanding. Additionally, the exercise of outstanding options or warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional Class A ordinary shares issued in connection with acquisitions, will result in further dilution to investors.

Exchange rate fluctuations may adversely affect the foreign currency value of the Class A ordinary shares and any dividends.

The Class A ordinary shares will be quoted in US dollars on the New York Stock Exchange. Our financial statements are prepared in pound sterling. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect, among other matters, the US dollar value of the Class A ordinary shares and of any dividends.

The rights afforded to shareholders are governed by the laws of the Cayman Islands.

Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time (the "Companies Law") and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Island provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in "Description of Share Capital — Differences in Corporate Law."

We believe that we will be treated as a US domestic corporation for US federal income tax purposes.

As discussed more fully under "Material US Federal Income Tax Consequences," because we chose to be organized as a Cayman Islands corporation for reasons principally related to the corporate governance benefits this provides to our principal shareholder as described throughout this prospectus, we believe we will not be able to avoid treatment as a US domestic corporation for all purposes of the US Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company will be subject to US federal income tax on its worldwide income. In addition, if the Company pays dividends to a Non-US Holder, as defined in the discussion under the heading "Material US Federal Income Tax Consequences," it will be required to withhold US income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our Company, the trading price for our shares could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our shares could decrease, which could cause our stock price or trading volume to decline.

It may be difficult to enforce a US judgment against us, our directors and officers and certain experts named in this prospectus outside the United States, or to assert US securities law claims outside of the United States.

The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See "Enforceability of Civil Liabilities." Additionally, it may be difficult to assert US securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a US securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not US law, is applicable to the claim. Further, if US law is found to be applicable, the content of applicable US law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands would recognize and enforce judgments of United States courts obtained against us or our directors or management as well as against the selling shareholder predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Cayman Islands courts against us or our directors or officers as well as against the selling shareholder predicated upon the securities laws of the United States or any state in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a US or foreign court.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible" and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements may be influenced by the following factors, including:

  •
  our dependence on the performance and popularity of our first team;

  •
  maintaining, enhancing and protecting our brand and reputation, particularly in new markets, in order to expand our follower and sponsorship base;

  •
  our reliance on European competitions as a source of future income;

  •
  the negotiation and pricing of key media contracts outside our control;

  •
  actions taken by other Premier League clubs that are contrary to our interests;

  •
  our ability to attract and retain key personnel, including players, in an increasingly competitive market with increasing salaries and transfer fees;

  •
  our ability to execute a digital media strategy that generates the revenue we anticipate;

  •
  our ability to meet growth expectations and properly manage such anticipated growth;

  •
  our ability to maintain, train and build an effective international sales and marketing infrastructure, and manage the risks associated with such an expansion;

  •
  our ability to renew or replace key commercial agreements on similar or better terms, or attract new sponsors;

  •
  our exposure to credit related losses in connection with key media, commercial and transfer contracts;

  •
  our relationship with the various leagues to which we belong and the application of their respective rules and regulations;

  •
  our relationship with merchandising, licensing, sponsor and other commercial partners;

  •
  maintaining our match attendance at Old Trafford;

  •
  our exposure to increased competition, both in football and the various commercial markets in which we do business;

  •
  any natural disasters or other events beyond our control that adversely affect our operations;

  •
  the effect of adverse economic conditions on our operations;

  •
  uncertainty with regard to exchange rates, our tax liability and our cash flow;

  •
  our ability to adequately protect against media piracy and identity theft of our follower account information;

  •
  our exposure to the effects of seasonality in our business;

  •
  the effect of our indebtedness on our financial health and competitive position;

  •
  our ability to compete in our industry and with innovation by our competitors;

  •
  estimates and estimate methodologies used in preparing our consolidated financial statements; and

  •
  the future trading prices of our Class A ordinary shares and the impact of securities analysts' reports on these prices.

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

EXCHANGE RATE INFORMATION

Our functional and reporting currency is the pound sterling and substantially all of our costs are denominated in pound sterling. However, Broadcasting revenue from our participation in the Champions League, as well as certain other revenue, is generated in euro. We also occasionally enter into transfer agreements which are payable in euro. In addition, we have transactional currency exposure against the US dollar relating to the US dollar tranche of our senior secured notes as well as Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. No representation is made that the pound sterling amounts referred to in this prospectus could have been or could be converted into US dollars at any particular rate or at all. On August 3, 2012 the exchange rate was $1.57 to £1.00.

The following table sets forth information concerning exchange rates between the pound sterling and the US dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2007	2.01	1.95	1.82	2.01
Fiscal Year 2008	1.99	2.01	1.94	2.11
Fiscal Year 2009	1.65	1.60	1.37	2.00
Fiscal Year 2010	1.49	1.58	1.43	1.70
Fiscal Year 2011	1.61	1.59	1.50	1.67
Nine months ended March 31, 2012	1.60	1.59	1.55	1.65
February 2012	1.60	1.58	1.57	1.60
March 2012	1.60	1.58	1.56	1.60
April 2012	1.62	1.60	1.58	1.62
May 2012	1.54	1.59	1.54	1.62
June 2012	1.57	1.56	1.54	1.58
July 2012	1.57	1.56	1.54	1.57
August (through August 3, 2012)	1.57	1.56	1.55	1.57

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
Fiscal year and interim period averages were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 USE OF PROCEEDS

In this offering, we are selling 8,333,334 Class A ordinary shares and the selling shareholder named in this prospectus is selling 8,333,333 Class A ordinary shares. In connection with the sale by us, our net proceeds from the sale of our Class A ordinary shares in this offering at the initial public offering price of $14.00 per share will be approximately $110.3 million, after deducting estimated underwriting discounts and commissions. Expenses of this offering will be paid by us with existing cash on hand.

We will use all of our net proceeds from this offering to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption. In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

We will not receive any proceeds from the sale of any Class A ordinary shares by the selling shareholder.

 DIVIDEND POLICY

We do not currently intend to pay cash dividends on our Class A ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our Class A ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholder will be able to influence our dividend policy.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving credit facility and the indenture governing our senior secured notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness."

Any dividends we declare on our ordinary shares will be in respect of both our Class A ordinary shares and Class B ordinary shares, and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of the dividends that are received by a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa. On April 25, 2012, we made a distribution of £10.0 million to our principal shareholder.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2012, on:

  •
  an actual basis reflecting the capitalization of Red Football Shareholder Limited; and

  •
  a pro forma, as adjusted basis to give effect to (1) the issuance and sale of 8,333,334 Class A ordinary shares by us in this offering at an initial public offering price of $14.00 per share, (2) the application of our net proceeds from this offering as described under "Use of Proceeds," (3) the Reorganization Transactions, and (4) the payment of the estimated expenses of this offering amounting to $12.3 million (£7.7 million) with existing cash on hand.

You should read this table in conjunction with "Use of Proceeds," "Prospectus Summary — The Reorganization Transactions," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of March 31, 2012
	Red Football Shareholder Limited	Manchester United plc
	Actual	Pro forma, as adjusted
	(in £ thousands)
Borrowings:
Current borrowings:
Secured bank loans	354	354
Accrued interest on senior secured notes	5,850	5,850
Other borrowings	400	400

Total current borrowings	6,604	6,604

Non-current borrowings:
Secured bank loans	6,560	6,560
Senior secured notes	405,848	344,902
Other borrowings	4,268	4,268

Total non-current borrowings	416,676	355,730

Total borrowings	423,280	362,334

Equity:
Share capital(1)	—	53
Share premium(1)	249,105	318,063
Hedging reserve	99	99
Retained earnings/(deficit)(2)	12,272	(3,437)
Non-controlling interests	(2,096)	(2,096)

Total equity(2)	259,380	312,682

Total capitalization(2)	682,660	675,016

(1)
There will be 39,685,700 Class A ordinary shares, par value $0.0005 per share, and 124,000,000 Class B ordinary shares, par value $0.0005 per share, issued and outstanding upon consummation of this offering and the completion of the Reorganization Transactions. Our amended and restated memorandum and articles of association will allow us to issue up to an additional 486,314,300 ordinary shares, par value $0.0005 per share. See "Description of Share Capital."

(2)
Pro forma, as adjusted retained (deficit)/earnings and total equity give effect to the write-off of approximately £2.7 million of unamortized deferred financing costs, the 8.375% prepayment premium in an aggregate amount of $8.6 million (£5.4 million) in connection with the redemption of our 8 3/8% US dollar senior secured notes due 2017 and the payment of the estimated expenses of this offering amounting to $12.3 million (£7.7 million) with existing cash on hand. In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

DILUTION

The following sets forth dilution information for Manchester United plc Manchester United plc's financial statements will be the same as Red Football Shareholder Limited's financial statements, prior to this offering, after adjusting for the Reorganization Transactions. See "Prospectus Summary — Reorganization Transactions."

Our pro forma net tangible book value as of March 31, 2012 was $(259.1) million, or $(1.67) per share. Pro forma net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less goodwill assets, minus total liabilities) by the aggregate number of ordinary shares outstanding, after giving effect to the Reorganization Transactions. After giving effect to our sale by us of 8,333,334 of our Class A ordinary shares pursuant to this offering at an initial public offering price of $14.00 per share, the receipt and application of our net proceeds from this offering, and the payment of the estimated expenses of this offering amounting to $12.3 million (£7.7 million) with existing cash on hand, our pro forma, as adjusted net tangible book value at March 31, 2012 would have been $(173.9) million, or $(1.06) per share. This represents an immediate increase in pro forma, as adjusted net tangible book value to our principal shareholder of $0.61 per share and an immediate dilution to new investors purchasing our Class A ordinary shares in this offering of $15.06 per share. The following table illustrates this per share dilution:

Initial public offering price		$14.00
Pro forma net tangible book value per share as of March 31, 2012	$(1.67)
Increase in pro forma net tangible book value per share attributable to new investors	$0.61
Pro forma, as adjusted net tangible book value per share after this offering		$(1.06)

Dilution per share to new investors		$15.06

Dilution is determined by subtracting pro forma, as adjusted net tangible book value per share after the offering from the initial public offering price per share.

The following table sets forth, on a pro forma basis, as of March 31, 2012, the number of Class A and Class B ordinary shares purchased from us, after giving effect to the Reorganization Transactions, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the principal shareholder and by the new investors, at the initial public offering price of $14.00 per share, before deducting the estimated underwriting discounts and commissions:

	Class A and Class B Ordinary Shares Purchased		Total Consideration (in thousands)
					Average Price Per Share
	Number	Percent	Amount	Percent
Principal shareholder	155,352,366	94.9%	$398,332	77.3%	$2.56
New investors	8,333,334	5.1	116,667	22.7	14.00

Total	163,685,700	100%	$514,999	100%	3.15

Sales of Class A ordinary shares by the selling shareholder in this offering will reduce the total number of Class A and Class B ordinary shares held by the principal shareholder to 147,019,033, or approximately 89.8% of the total outstanding Class A and Class B ordinary shares and will increase the number of Class A ordinary shares to be purchased by new investors to 16,666,667, or approximately 10.2% of the total outstanding Class A and Class B ordinary shares, or 19,166,667, or approximately 11.7% of the total outstanding Class and Class B ordinary shares if the underwriters exercise their over-allotment option in full.

The tables and discussion above exclude 16,000,000 Class A ordinary shares initially reserved for issuance under the 2012 Equity Incentive Award Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data should be read in conjunction with, and is qualified in its entirety by reference to, the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the results of operations of Red Football Shareholder Limited. Prior to the completion of this offering, we will engage in the Reorganization Transactions pursuant to which Red Football Shareholder Limited will become a wholly-owned subsidiary of the issuer in this offering, Manchester United plc, a newly formed holding company with nominal assets and liabilities, and which will not have conducted any operations prior to the completion of this offering. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Manchester United plc, and its consolidated subsidiaries. Manchester United plc's financial statements will be the same as Red Football Shareholder Limited's financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in Manchester United plc's earnings/(loss) per share calculations. See "Prospectus Summary — The Reorganization Transactions."

We prepare our consolidated financial statements in accordance with IFRS as issued by IASB. The selected consolidated financial and other data presented as of and for the years ended June 30, 2009, 2010, and 2011 has been derived from our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The selected consolidated financial and other data presented for the nine months ended March 31, 2011 and 2012, and as of March 31, 2012, has been derived from our unaudited interim condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, the unaudited interim condensed consolidated financial data presented in this prospectus have been prepared on the same basis as our audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for such periods. The selected consolidated financial and other data for the nine months ended March 31, 2011 and 2012, and as of March 31, 2012, are not necessarily indicative of the financial and other data to be expected as of and for the year ended June 30, 2012 or any future period.

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands, except share and per share data)
Income Statement Data of Red Football Shareholder Limited:
Revenue	278,476	286,416	331,441	231,640	245,828

Analyzed as:
Commercial revenue	65,977	77,322	103,369	76,676	89,535
Broadcasting revenue	98,013	103,276	117,249	73,352	76,433
Matchday revenue	114,486	105,818	110,823	81,612	79,860

Operating expenses — before exceptional items	(232,034)	(232,716)	(267,986)	(185,540)	(196,638)

Analyzed as:
Employee benefit expenses	(123,120)	(131,689)	(152,915)	(102,275)	(112,386)
Other operating expenses	(62,311)	(52,306)	(68,837)	(48,664)	(48,814)
Depreciation	(8,962)	(8,634)	(6,989)	(5,252)	(5,671)
Amortization of players' registrations	(37,641)	(40,087)	(39,245)	(29,349)	(29,767)
Operating expenses — exceptional items	(3,097)	(2,775)	(4,667)	—	(6,363)

Total operating expenses	(235,131)	(235,491)	(272,653)	(185,540)	(203,001)
Profit on disposal of players' registrations	80,185	13,385	4,466	3,370	7,896

Operating profit	123,530	64,310	63,254	49,470	50,723

Finance costs	(118,743)	(110,298)	(52,960)	(38,993)	(35,724)
Finance income	1,317	1,715	1,710	1,354	676

Net finance costs	(117,426)	(108,583)	(51,250)	(37,639)	(35,048)

Profit/(loss) on ordinary activities before taxation	6,104	(44,273)	12,004	11,831	15,675
Tax (expense)/credit	(844)	(3,211)	986	1,510	22,543

Profit/(loss) for the period from continuing operations	5,260	(47,484)	12,990	13,341	38,218

Attributable to:
Owners of the Company	5,343	(47,757)	12,649	13,150	37,984
Non-controlling interest	(83)	273	341	191	234
Basic and diluted earnings/(loss) per share (pound sterling)	5.40	(48.24)	12.78	13.28	38.37
Weighted average number of shares outstanding	990	990	990	990	990
Pro Forma Data of Manchester United plc(1):
Pro forma earnings/(loss) per share (pound sterling)
Basic	0.03	(0.31)	0.08	0.08	0.24
Diluted	0.03	(0.31)	0.08	0.08	0.24
Pro forma weighted average number of shares outstanding (thousands)
Basic	155,352	155,352	155,352	155,352	155,352
Diluted	155,352	155,352	155,352	155,352	155,352

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands, except share and per share data)
Pro Forma, As Adjusted Data of Manchester United plc(2):
Pro forma, as adjusted net finance costs	—	—	(45,921)	—	(31,051)
Pro forma, as adjusted profit on ordinary activities before taxation	—	—	17,333	—	19,672
Pro forma, as adjusted tax (expense)/credit	—	—	(479)	—	21,504
Pro forma, as adjusted profit for the period from continuing operations	—	—	16,854	—	41,176
Attributable to:
Owners of the Company	—	—	16,513	—	40,942
Non-controlling interests	—	—	341	—	234
Pro forma, as adjusted earnings per share (pound sterling)
Basic	—	—	0.10	—	0.25
Diluted	—	—	0.10	—	0.25
Pro forma, as adjusted weighted average number of shares outstanding (thousands)
Basic	—	—	163,686	—	163,686
Diluted	—	—	163,686	—	163,686
Other Data of Red Football Shareholder Limited:
Commercial revenue	65,977	77,322	103,369	76,676	89,535
Analyzed as:
Sponsorship revenue	37,228	40,938	54,925	42,378	48,796
Retail, merchandising, apparel & products licensing revenue	23,250	26,471	31,268	21,651	25,230
New media & mobile revenue	5,499	9,913	17,176	12,647	15,509
EBITDA(3)	170,133	113,031	109,488	84,071	86,161
Adjusted EBITDA(3)	93,045	102,421	109,689	80,701	84,628
Net cash generated from/(used in) investing activities	40,178	(35,119)	(18,569)	(17,681)	(28,463)

	As of June 30, (audited)			As of March 31, (unaudited)
	2009	2010	2011	2012
	(in £ thousands)
Balance Sheet Data of Red Football Shareholder Limited (at period end):
Cash and cash equivalents	150,530	163,833	150,645	25,576
Total assets	993,644	989,670	1,017,188	865,564
Total liabilities	987,106	1,030,611	796,765	606,184
Total equity	6,538	(40,941)	220,423	259,380
Pro forma, as adjusted Balance Sheet Data of Manchester United plc (at period end)(4):
Pro forma, as adjusted cash and cash equivalents	—	—	—	17,932
Pro forma, as adjusted total assets	—	—	—	857,920
Pro forma, as adjusted total liabilities	—	—	—	545,238
Pro forma, as adjusted total equity	—	—	—	312,682

(1)
Pro forma data represents the anticipated impact of retroactively reflecting the Reorganization Transactions, upon consummation, throughout all periods presented. Such pro forma data will become the historical earnings/(loss) per share of Manchester United plc upon consummation of the Reorganization Transactions. See "Prospectus Summary — The Reorganization Transactions."

(2)
Pro forma, as adjusted data gives effect to the following transactions as if they were consummated at the beginning of the referenced period: (a) the Reorganization Transactions, (b) the issuance and sale of 8,333,334 Class A ordinary shares by us in this offering at a price equal to $14.00 per share, and (c) the use of our net proceeds from this offering to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017. Pro forma, as adjusted net finance costs reflects the reduction of £5.4 million and £4.0 million in net finance costs for the year ended June 30, 2011, and nine months ended March 31, 2012, respectively, as a result of the redemption of a portion of our senior secured notes with our net proceeds from this offering. See "Prospectus Summary — The Reorganization Transactions" and "Use of Proceeds."

Pro forma, as adjusted data does not include adjustments for (i) the 8.375% prepayment premium in an aggregate amount of $8.6 million (£5.4 million) for the redemption of our 8 3/8% US dollar senior secured notes, (ii) the write-off of approximately £2.7 million of unamortized deferred financing costs, or (iii) the estimated expenses of this offering amounting to $12.3 million (£7.7 million).

(3)
We define EBITDA as profit/(loss) for the period from continuing operations before net finance costs, tax (expense)/credit, depreciation, and amortization of players' registrations, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. EBITDA and Adjusted EBITDA are non-IFRS measures and not uniformly or legally defined financial measures. Such measures are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Adjusted EBITDA are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this prospectus because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (primarily depreciation and amortization) and items outside the control of our management (primarily income taxes and interest income and expense). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB.

The following is a reconciliation of EBITDA and Adjusted EBITDA to profit for the year from continuing operations for the periods presented:

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands)
Profit/(loss) for the period from continuing operations	5,260	(47,484)	12,990	13,341	38,218
Adjustments
Net finance costs	117,426	108,583	51,250	37,639	35,048
Tax expense/(credit)	844	3,211	(986)	(1,510)	(22,543)
Depreciation	8,962	8,634	6,989	5,252	5,671
Amortization of players' registrations	37,641	40,087	39,245	29,349	29,767

EBITDA	170,133	113,031	109,488	84,071	86,161
Adjustments
Profit on disposal of players' registrations	(80,185)	(13,385)	(4,466)	(3,370)	(7,896)
Operating expenses — exceptional items	3,097	2,775	4,667	—	6,363

Adjusted EBITDA	93,045	102,421	109,689	80,701	84,628

(4)
Pro forma, as adjusted balance sheet data assumes that the net proceeds to us from this offering will be approximately $110.3 million and gives effect to the following transactions as if they were consummated as of the referenced date: (a) the Reorganization Transactions, (b) the write-off of approximately £2.7 million of unamortized deferred financing costs, (c) the use of our net proceeds from this offering to redeem and retire $101.7 million (£63.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at an aggregate redemption price equal to $110.3 million, or 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption, and (d) the payment of the estimated expenses of this offering amounting to $12.3 million (£7.7 million) with existing cash on hand. See "Prospectus Summary — The Reorganization Transactions." In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements included elsewhere in this prospectus, which are the subject of the following discussion and analysis, are those of Red Football Shareholder Limited and its consolidated subsidiaries. We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the financial condition and the results of operations of Red Football Shareholder Limited. Upon consummation of the Reorganization Transactions, Red Football Shareholder Limited will become our wholly-owned subsidiary. The following discussion and analysis of our financial condition and results of operations is based on and should be read in conjunction with the consolidated financial statements and the related notes of Red Football Shareholder Limited included elsewhere in this prospectus for each of the years ended June 30, 2009, 2010 and 2011, and for each of the nine months ended March 31, 2011 and 2012. The consolidated financial statements of Red Football Shareholder Limited have been prepared in accordance with IFRS as issued by IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied herein. For a discussion of some of those risks and uncertainties, see the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors." Many of the amounts and percentages in this discussion and analysis have been rounded for convenience of presentation.

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 60 trophies, enabling us to develop what we believe is one of the world's leading brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Nike, Aon and DHL that want access and exposure to our community of followers and association with our global brand.

How We Generate Revenue

We operate and manage our business as a single reporting segment — the operation of a professional sports team. We review our revenue through three principal sectors — Commercial, Broadcasting and Matchday — and within the Commercial revenue sector, we have three revenue streams which monetize our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and new media & mobile revenue.

Revenue Drivers

Commercial

Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Our Commercial revenue was £103.4 million for the year ended June 30, 2011.

Sponsorship

We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies across all geographies. We typically contract with our commercial sponsors in 2-5 year terms and have demonstrated an ability to increase the value of these relationships over time by either renewing our existing contracts at higher prices or by marketing new opportunities for sponsorship agreements. For example, Aon became our exclusive shirt sponsor in June 2010 and this sponsorship is currently contracted through the end of the 2013/14 season. Revenue from our Aon shirt sponsorship will be approximately £20 million for each of the remaining seasons under our current contract in addition to a financial services agreement worth approximately £3.2 million per year. This represents a material increase from the AIG shirt sponsorship deal, which was worth approximately £14.1 million per season. Total sponsorship revenue has increased from £37.2 million to £40.9 million to £54.9 million in each of the years ended June 30, 2009, 2010 and 2011, respectively, driven by new and renewal contracts with incremental pricing increases. More recently, we signed a training kit partnership with DHL in 2011, which is contracted through the end of the 2014/15 season, creating a new sponsorship category and source of revenue.

Retail, Merchandising, Apparel & Product Licensing

We market and sell competitive sports apparel, training wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other products, ranging from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and our e-commerce platform, as well as through our partners' wholesale distribution channels.

Nike currently manages our retail, merchandising, apparel & product licensing operations pursuant to the terms of a 13 year agreement, expiring in 2015, which guarantees us an aggregate minimum of £303 million in sponsorship and licensing fees. In return for its rights under the agreement, Nike pays us an annual installment in respect of the £303 million minimum consideration. For the years ended June 30, 2009, 2010, and 2011, our agreement with Nike generated revenue of £23.2 million, £23.3 million and £25.6 million, respectively, which reflects the minimum guaranteed revenue under the agreement. For the years ending June 30, 2012, 2013, 2014 and 2015, subject to certain reductions under various circumstances, including in the event our first team is relegated from the Premier League or fails to qualify for certain European competitions, our agreement with Nike will generate minimum guaranteed revenue of £25.4 million, £25.4 million, £25.3 million and £25.4 million, respectively (an aggregate of £101.5 million on the remaining term of the agreement), providing a steady revenue stream during that period. The amount of the reduction in payment under the agreement depends upon the circumstances, but the maximum possible reduction would be £6.35 million if our first team is relegated from the Premier League.

In addition, net profit (over and above the guaranteed revenue noted above) generated by Nike over the duration of the contract from the licensing, merchandising, and retail operations are shared equally between us and Nike. We recognize revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. See " — Liquidity and Capital Resources" and " — Critical Accounting Policies and Judgments." Our retail, merchandising, apparel & product licensing revenue from both the minimum guarantee and the profit share was £31.3 million for the year ended June 30, 2011.

New Media & Mobile

Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 42 countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £5.5 million, £9.9 million, and £17.2 million for the years ended June 30, 2009, 2010 and 2011, respectively. While we currently have mobile telecom partnerships in 42 countries, our new media & mobile revenue for the year ended June 30, 2011 reflected mobile telecom partnerships in 38 countries.

Broadcasting

We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, Champions League and other competitions. The growing popularity of the Premier League and Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. Most recently, on June 13, 2012, the Premier League announced a three year broadcasting contract for the live rights to 154 games in the United Kingdom worth £3.018 billion through the 2016 season. This new contract represents a £1.25 billion increase from the previous three year contract for the live television rights in the United Kingdom and a continuing growth trend from prior years. By way of example, under previous contracts, United Kingdom and Ireland total media rights for the Premier League grew, according to the Deloitte Annual Review and internal data, from £682 million per year to £703 million per year, and international rights grew from £237 million per year to £456 million per year. Media rights for the Champions League grew, according to the SBI Article and internal data, from €635 million per season under the previous three year contract to approximately €865 million per season under the current three year contract. Our share of the revenue under the Premier League broadcasting rights contract amounted to £52.0 million, £53.0 million and £60.2 million for the 2008/09, 2009/10, and 2010/11 seasons, respectively, and our share of the revenue under the Champions League broadcasting rights contract amounted to €38.3 million, €45.8 million and €53.8 million for the 2008/09, 2009/10, and 2010/11 seasons, respectively. Our participation in the Premier League and Champions League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for the Champions League or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world. MUTV generated total revenue of £6.9 million, £7.4 million and £8.7 million for each of the years ended June 30, 2009, 2010 and 2011, respectively. Our Broadcasting revenue was £117.2 million for the year ended June 30, 2011.

Matchday

Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, League Cup and Champions League. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for Champions League, FA Cup and League Cup matches. Our Matchday revenue was £110.8 million for the year ended June 30, 2011, which primarily included £58.8 million from gate receipts and £30.4 million from hospitality.

We have recently increased overall Matchday revenue by restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities to enhance our overall matchday profitability. As part of this effort, we have invested in new and refurbished multi-seat suites as well as improvements to our premium seats and associated facilities. Enhancements to hospitality facilities have been a key driver of improved overall margins from our matchday ticket sales.

We have also changed the composition of our general admission seats, improving the mix of ticketing options and developing a categorized approach for ticket pricing across each of our different seating options within the stadium. As a result, between the 2005/06 season and the 2011/12 season, the weighted average general admission ticket prices for our Premier League matches played at Old Trafford increased at a compound annual growth rate of 5.8%.

Other Factors That Affect Our Financial Performance

Employee benefit expenses

Player and staff compensation comprise the majority of our operating costs. Of our total operating costs, player costs, which consist of salaries, bonuses, benefits and national insurance contributions are the primary component. Compensation to non-player staff, which includes our manager and coaching staff, also accounts for a significant portion. Competition from top clubs in the Premier League and Europe has resulted in increases in player and manager salaries, forcing clubs to spend an increasing amount on player and staff compensation, and we expect this trend to continue. In addition, as our commercial operations grow, we expect our headcount and related expenses to increase as well.

Other operating expenses

Our other operating expenses include certain variable costs such as matchday catering, policing, security stewarding and cleaning at Old Trafford, visitor gateshare for domestic cups, and costs related to the delivery on media and commercial sponsorship contracts. Other operating expenses also include certain fixed costs, such as operating lease costs and property costs, maintenance, human resources, training and developments costs, and professional fees.

Amortization and depreciation

We amortize the capitalized costs associated with the acquisition of players' registrations. These costs are amortized over the period of the employment contract agreed with a player. If a player extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players' registrations from year to year and period to period reflect additional transfer fees paid for the acquisition of players, the impact of contract extensions and the disposal of players' registrations. As such, increased players' registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player registration costs vary from period to period, this may drive variability in our results of operations.

Depreciation primarily reflects a straight-line depreciation on investments made in property, plant and equipment. Depreciation over the periods under review results primarily from the depreciation of Old Trafford and in recent years from improvements to Old Trafford completed at the beginning of the 2006/07 season and incremental improvements made to Old Trafford over each of the subsequent seasons.

Exceptional items

Exceptional operating costs are those costs that in management's judgment need to be disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.

Profit on disposal of players' registrations

We recognize profits or losses on the disposal of players' registrations in our income statement. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first team and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.

Finance costs

A key component of our expenses during each of the past three fiscal years has been interest costs. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. See " — Indebtedness."

Taxes

During each of the three years ended June 30, 2009, 2010 and 2011, our principal operating subsidiaries were tax residents in the United Kingdom. During the years ended June 30, 2009 and 2010, we were subject to a statutory tax rate of 28.0% and in the year ended June 30, 2011, we were subject to a weighted statutory tax rate of 27.5%. However, we did not pay UK corporation tax in fiscal years 2009 and 2010 as a result of the deferral of a taxable gain on disposal of player registrations in 2009 and the net loss on ordinary activities before tax in 2010. While we paid UK corporation tax in fiscal year 2011, our cash tax rate was lower than the weighted statutory rate of tax due to a number of factors, including the utilization of taxable loss carryforwards.

Following the Reorganization Transactions, we believe that although we will be organized as a Cayman Islands corporation, we will be treated as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income will be subject to US and UK taxes at a minimum US statutory and estimated effective rate of 35%. We expect to receive a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. Over the next two to three years, we expect our total cash tax rate to be lower than the effective tax rate of 35% due to future US tax deductions related to differences in the book and tax basis of our assets as of the date of the reorganization. Thereafter, we expect our cash tax rate to align more closely with the effective tax rate of 35%. We may also be subject to US state and local income (franchise) taxes based generally upon where we are doing business. These tax rates vary by jurisdiction and the tax base. Generally, state and local taxes are deductible for US federal income tax purposes. Furthermore, because most of our subsidiaries are disregarded from their owner for US federal income tax purposes, we will not be able to control the timing of much of our US federal income tax exposure. In calculating our liability for US federal income tax, however, certain of our deductible expenses will be higher than the amount of those same expenses under UK corporation tax rules, owing to differences in the relevant rules of the two jurisdictions and the related difference in the opening book versus tax basis of our assets and liabilities. Finally, our UK tax liability can be credited against our US federal income tax liabilities, subject to US rules and limitations. Nevertheless, over time we expect to pay higher amounts of tax than had we remained solely liable to tax in the United Kingdom. As a result, over time we do not expect our future taxation, either with respect to nominal tax rates, effective tax rates or total liability, to be comparable to those we experienced in the past three fiscal years.

Seasonality

We experience seasonality in our sales and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, as a result of a strong performance by our first team in the Champions League and domestic cups, which could result in significant additional Broadcasting and Matchday revenue, we may also recognize the most revenue in our fourth fiscal quarter in those years.

Results of Operations

The following table shows selected audited consolidated income statement data for Red Football Shareholder Limited for the years ended June 30, 2009, 2010 and 2011, and unaudited condensed consolidated income statement data for the nine months ended March 31, 2011 and 2012.

	Year ended June 30, (audited)			Nine months ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands)
Income Statement Data:
Revenue	278,476	286,416	331,441	231,640	245,828

Analyzed as:
Commercial revenue	65,977	77,322	103,369	76,676	89,535
Broadcasting revenue	98,013	103,276	117,249	73,352	76,433
Matchday revenue	114,486	105,818	110,823	81,612	79,860

Operating expenses — before exceptional items	(232,034)	(232,716)	(267,986)	(185,540)	(196,638)

Analyzed as:
Employee benefit expenses	(123,120)	(131,689)	(152,915)	(102,275)	(112,386)
Other operating expenses	(62,311)	(52,306)	(68,837)	(48,664)	(48,814)
Depreciation	(8,962)	(8,634)	(6,989)	(5,252)	(5,671)
Amortization of players' registrations	(37,641)	(40,087)	(39,245)	(29,349)	(29,767)
Operating expenses — exceptional items	(3,097)	(2,775)	(4,667)	—	(6,363)

Total operating expenses	(235,131)	(235,491)	(272,653)	(185,540)	(203,001)
Profit on disposal of players' registrations	80,185	13,385	4,466	3,370	7,896

Operating profit	123,530	64,310	63,254	49,470	50,723

Finance costs	(118,743)	(110,298)	(52,960)	(38,993)	(35,724)
Finance income	1,317	1,715	1,710	1,354	676

Net finance costs	(117,426)	(108,583)	(51,250)	(37,639)	(35,048)

Profit/(loss) on ordinary activities before taxation	6,104	(44,273)	12,004	11,831	15,675
Tax (expense)/credit	(844)	(3,211)	986	1,510	22,543

Profit/(loss) for the period from continuing operations	5,260	(47,484)	12,990	13,341	38,218

Attributable to:
Owners of the Company	5,343	(47,757)	12,649	13,150	37,984
Non-controlling interest	(83)	273	341	191	234

Nine Months Ended March 31, 2012 as Compared to the Nine Months Ended March 31, 2011

	Nine months ended March 31, (unaudited)
			% Change 2012 over 2011
	2011	2012
	(in £ millions)
Revenue	231.6	245.8	6.1%
Commercial revenue	76.7	89.5	16.7%
Broadcasting revenue	73.4	76.4	4.1%
Matchday revenue	81.6	79.9	(2.1)%
Total operating expenses	(185.5)	(203.0)	9.4%
Employee benefit expenses	(102.3)	(112.4)	9.9%
Other operating expenses	(48.7)	(48.8)	0.2%
Depreciation	(5.2)	(5.6)	7.7%
Amortization of players' registrations	(29.3)	(29.8)	1.7%
Exceptional items	—	(6.4)	—
Profit on disposal of players' registrations	3.4	7.9	132.4%
Net finance costs	(37.6)	(35.0)	(6.9)%
Tax credit	1.5	22.5	1,400%

Revenue

Our consolidated revenue for the nine months ended March 31, 2012 increased to £245.8 million, an increase of £14.2 million, or 6.1%, as compared to £231.6 million for the nine months ended March 31, 2011, as a result of an increase in revenue in our Commercial and Broadcasting sectors, which was partially offset by a decrease in revenue in our Matchday sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended March 31, 2012 was £89.5 million, an increase of £12.8 million, or 16.7%, over the nine months ended March 31, 2011. This increase was partly due to a £6.4 million increase in sponsorship revenue corresponding to an increase in the number and value of our sponsor relationships, including the new training kit deal signed with DHL, as well as additional appearance fees from our North America promotional tour. Our Commercial revenue for the nine months ended March 31, 2012 also reflects a £3.8 million increase in the partial recognition of the cumulative profit share associated with the Nike contract during this period.

  •
  Sponsorship revenue for the nine months ended March 31, 2012 was £48.8 million, an increase of £6.4 million, or 15.1%, over the nine months ended March 31, 2011 as a result of the factors discussed above.

  •
  Retail, merchandising, apparel & product licensing revenue for the nine months ended March 31, 2012 was £25.2 million, an increase of £3.5 million, or 16.1%, over the nine months ended March 31, 2011 primarily as a result of the partial recognition of the cumulative profit share discussed above.

  •
  New media & mobile revenue for the nine months ended March 31, 2012 was £15.5 million, an increase of £2.9 million, or 23.0%, over the nine months ended March 31, 2011, reflecting the addition of new mobile partners and contractual increases under existing mobile contracts.

Broadcasting revenue

Broadcasting revenue for the nine months ended March 31, 2012 was £76.4 million, an increase of £3.0 million, or 4.1%, over the nine months ended March 31, 2011. The increase in Broadcasting revenue was primarily the result of a £4.0 million increase in distributions resulting from our first place finish in the Premier League in 2010/11 as well as the receipt of a £2.0 million final payment from UEFA relating to the 2010/11 Champions League competition in the first quarter of fiscal year 2012 as a result of competing in the 2010/11 Champions League final. As a result of our failure to qualify for the knockout stages of the Champions League in the 2011/12 season, we entered the Europa League. As a result, this increase in Broadcasting revenue was partially offset by lower participation fees for the knockout stages of the Europa League when compared with the knockout stages of the Champions League.

Matchday revenue

Matchday revenue for the nine months ended March 31, 2012 was £79.9 million, a decrease of £1.7 million, or 2.1%, over the nine months ended March 31, 2011. In the nine months ended March 31, 2012, gate receipts decreased £5.2 million and hospitality sales increased £2.8 million over the nine months ended March 31, 2011. The decrease in Matchday revenue was the result of having played two less home games in the nine months ended March 31, 2012 as compared to the nine months ended March 31, 2011. This decrease was partially offset by improved seasonal and matchday hospitality sales, as well as increases in membership and museum revenue.

Total operating expenses

Total operating expenses were £203.0 million in the nine months ended March 31, 2012, representing an increase of 9.4% from £185.5 million in the nine months ended March 31, 2011.

Employee benefit expenses

Employee benefit expenses for the nine months ended March 31, 2012 were £112.4 million, an increase of £10.1 million, or 9.9%, over the nine months ended March 31, 2011. This increase largely relates to an increase of £6.4 million in football player and staff compensation, driven by new player acquisitions and further contractual negotiations, together with an increase of £1.0 million related to costs and additional non-player headcount arising from the continued growth in our commercial operations. In addition, we paid an additional £1.9 million of social security and pension costs in the nine months ended March 31, 2012, as compared to the nine months ended March 31, 2011. The remaining £0.8 million increase resulted from increased costs related to our venue staff at Old Trafford on match days. As described below in connection with our year-over-year discussion of our employee benefit expenses, the increasingly competitive global market for football players continues to be the primary driver of staff costs. Consistent with previous years, our employee benefit expenses have continued to increase during the nine months ended March 31, 2012 as a result of increases in player compensation. We expect these costs to continue to increase as we remain committed to investing in our first team. In addition, as our commercial operations grow, we expect our headcount and related employee expenses to increase as well.

Other operating expenses

Other operating expenses for the nine months ended March 31, 2012 were £48.8 million, an increase of £0.1 million, or 0.2%, over the nine months ended March 31, 2011. This increase relates to costs associated with our North America promotional tour in the first quarter of fiscal year 2012, and the growth in operating expenditures largely associated with the continued expansion of our commercial and media businesses. These increases were largely offset by reduced gateshare payments due to fewer domestic cup matches played at Old Trafford.

Depreciation

Depreciation for the nine months ended March 31, 2012 amounted to £5.6 million, an increase of £0.4 million over depreciation of £5.2 million for the nine months ended March 31, 2011.

Amortization of players' registrations

Amortization of players' registrations for the nine months ended March 31, 2012 was £29.8 million, which was largely in line with £29.3 million for the nine months ended March 31, 2011. Increases in amortization due to player acquisitions (Phil Jones, David de Gea and Ashley Young) were largely offset by reductions due to contract extensions (Anderson, Chris Smalling and Antonio Valencia) and departed players (Owen Hargreaves). The unamortized balance of existing players' registrations as of March 31, 2012 was £99.4 million, of which, £8.2 million is expected to be amortized in the three months ended June 30, 2012, and £30.4 million in the year ended June 30, 2013. The remaining balance is expected to be amortized over the three years to June 30, 2016. This does not take into account player additions after March 31, 2012, which would have the effect of increasing the amortization expense in future periods; nor does it consider disposals subsequent to March 31, 2012, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items of £6.4 million were recognized for the nine months ended March 31, 2012, relating to £4.8 million of professional advisor fees in connection with a proposed public offering of shares and a £1.6 million increase in the provision relating to the football league pension scheme deficit following an actuarial valuation. We had no exceptional items in the nine months ended March 31, 2011.

Profit on disposal of players' registrations

Profit on disposal of players for the nine months ended March 31, 2012 was £7.9 million, an increase of £4.5 million over the nine months ended March 31, 2011. The profit on disposal of players for the nine months ended March 31, 2012 relates to the disposals of Gabriel Obertan (transferred to Newcastle), Wes Brown and John O'Shea (transferred to Sunderland), Danny Drinkwater (transferred to Leicester), Darron Gibson (transferred to Everton), Mame Biram Diouf (transferred to Hannover) and Ravel Morrison (transferred to West Ham). For the nine months ended March 31, 2011, the profit on disposal of players related mainly to the transfers of Craig Cathcart and Rodrigo Possebon, with additional trigger payments being received for players previously transferred.

Net finance costs

Net finance costs for the nine months ended March 31, 2012 were £35.0 million, a decrease of £2.6 million over the nine months ended March 31, 2011. The main reason for this decrease is a £5.4 million decrease in interest payable on our senior secured notes, from £32.7 million in the nine months ended March 31, 2011 to £27.3 million in the nine months ended March 31, 2012, due to the repurchase of a portion of our senior secured notes, and a £16.5 million decrease in interest costs on our secured payment in kind loan, which was repaid in November 2010. These decreases were partially offset by an unrealized loss of £0.9 million on the translation of our US dollar denominated senior secured notes in the nine months ended March 31, 2012 compared to an unrealized gain of £16.7 million for the nine months ended March 31, 2011 (an adverse movement of £17.6 million), as well as a premium of £2.2 million paid on further repurchases of our senior secured notes in the nine month period ended March 31, 2012 as compared to a premium of £0.4 million in the nine month period ended March 31, 2011 (an adverse movement of £1.8 million).

Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar exchange rate movement. Any gain or loss on a cumulative basis will not be realized until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax credit

The tax credit for the nine months ended March 31, 2012 was £22.5 million, an increase of £21.0 million over the tax credit of £1.5 million for the nine months ended March 31, 2011. The increase resulted from the recognition of a previously unrecognized deferred tax asset of £21.3 million. This asset related to previously unrecognized tax losses.

Year Ended June 30, 2011 as Compared to the Year Ended June 30, 2010

	Year ended June 30, (audited)
			% Change 2011 over 2010
	2010	2011
	(in £ millions)
Revenue	286.4	331.4	15.7%
Commercial revenue	77.3	103.4	33.8%
Broadcasting revenue	103.3	117.2	13.5%
Matchday revenue	105.8	110.8	4.7%
Total operating expenses	(235.5)	(272.7)	15.8%
Employee benefit expenses	(131.7)	(152.9)	16.1%
Other operating expenses	(52.3)	(68.8)	31.5%
Depreciation	(8.6)	(7.1)	(17.4)%
Amortization of players' registrations	(40.1)	(39.2)	(2.2)%
Exceptional items	(2.8)	(4.7)	67.9%
Profit on disposal of players' registrations	13.4	4.5	(66.4)%
Net finance costs	(108.6)	(51.3)	(52.8)%
Tax (expense)/credit	(3.2)	1.0	131.3%

Revenue

Our consolidated revenue for the year ended June 30, 2011 increased to £331.4 million, an increase of £45.0 million, or 15.7%, as compared to the year ended June 30, 2010, as a result of an increase in revenue in each of our principal sectors, as described below.

Commercial revenue

Commercial revenue for the year ended June 30, 2011 was £103.4 million, an increase of £26.1 million, or 33.8%, over the year ended June 30, 2010. The increase in Commercial revenue reflects an increase of £15.4 million from the activation of several new global and regional sponsorships. We also experienced an increase of £3.3 million from our shirt sponsorship, as well as an increase of £2.5 million in revenue generated from tours. In addition, additional profit share pursuant to the arrangement with Nike recognized in the years ended June 30, 2010 and 2011 amounted to, £3.2 million and £5.7 million, respectively. We also generated £5.4 million in appearance fees from exhibition games and promotional tours in the year ended June 30, 2011 as compared to £2.9 million in the year ended June 30, 2010.

  •
  Sponsorship revenue for the year ended June 30, 2011, was £54.9 million, an increase of £14.0 million, or 34.2%, over the year ended June 30, 2010, primarily as a result of the shirt sponsorship with Aon and the addition of the new sponsorships, as discussed above.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended June 30, 2011 was £31.3 million, an increase of £4.8 million, or 18.1%, over the year ended June 30, 2010, primarily as a result of additional profit share received pursuant to the agreement with Nike, as discussed above.

  •
  New media & mobile revenue for the year ended June 30, 2011 was £17.2 million, an increase of £7.3 million, or 73.7%, over the year ended June 30, 2010, primarily as a result of the commencement of new mobile partnerships and increased payments from existing partnerships in the year ended June 30, 2011.

Broadcasting revenue

Broadcasting revenue for the year ended June 30, 2011 was £117.2 million, an increase of £13.9 million, or 13.5%, over the year ended June 30, 2010. Broadcasting revenue increased steadily during each of the years ended June 30, 2010 and 2011 primarily as a result of an increase in the distributions from UEFA for all participants in the Champions League, as well as increased revenue from the Premier League media rights package agreed in 2010. In the 2010/11 season, we were champions of the Premier League and reached the finals of the Champions League, resulting in increases of £7.0 million from Premier League distributions and £6.1 million from Champions League distributions. Our total Champions League broadcasting revenue increased in fiscal year 2011 as a result of our progress to the Champions League final, which delivered higher participation fees and increased our overall share of the 2010/11 performance market pool available to English clubs. In addition, new Premier League media contracts beginning in the 2010/11 season led to increased broadcasting revenue, particularly from the sale of international media rights, from which our distribution increased by approximately 80% compared with the previous contract. We also experienced a modest increase in domestic cup broadcasting revenue as a result of progression to the semi-finals of the FA Cup.

Matchday revenue

Matchday revenue for the year ended June 30, 2011 was £110.8 million, an increase of £5.0 million, or 4.7%, over the year ended June 30, 2010 of which £1.1 million and £1.5 million were due to an increase in gate receipts and hospitality sales, respectively, and £0.3 million was due to an increase in museum revenue. The remainder of the £5.0 million increase was primarily due to recognition of £3.6 million in matchday revenue for the Champions League final in fiscal year 2011, held at a neutral venue. We played 29 home matches during the 2010/11 season, one more than the previous season, as a result of reaching the Champions League final in 2011 and having played the same number of domestic cup matches at home. Our progress in the FA Cup and the Champions League resulted in strong attendances in all games as well as increased revenue from matchday hospitality sales. In addition, gateshare from the Champions League final, played at Wembley Stadium, is reflected in our Matchday revenue. Weighted average ticket prices remained flat in the 2010/11 season compared with the 2009/10 season. These increases were partially offset by an increase in VAT on ticket sales in January 2011 (from 17.5% to 20.0%), the cost of which reduced our Matchday revenue for fiscal year 2011.

Total operating expenses

Total operating expenses were £272.7 million in fiscal year 2011, representing an increase of approximately 15.8% from £235.5 million in fiscal year 2010.

Employee benefit expenses

Employee benefit expenses for the year ended June 30, 2011 were £152.9 million, an increase of £21.2 million, or 16.1%, over the year ended June 30, 2010. This increase is primarily due to a £12.7 million increase in football player and staff compensation, including bonuses paid as a result of winning the Premier League Championship, a £5.7 million increase in other staff compensation and a £2.7 million increase in social security and pension payments in the year ended June 30, 2011. The increasingly competitive global market for football players continues to be a primary driver of staff costs. Throughout the two years ended June 30, 2011, our employee benefit expenses increased as a result of increases to player compensation reflecting our ongoing strategy of investing in our first team. There have also been increases to our overall number of non-football employees, driven in large part by the expansion of our commercial operations.

During the 2010/11 season, we regained the Premier League title and reached the finals of the Champions League, resulting in higher bonuses paid to our players and non-player staff in 2011. Employee benefit expenses also increased as a result of certain strategic new hires across the business and an overall increase in the number of employees.

Other operating expenses

Other operating expenses for the year ended June 30, 2011 were £68.8 million, an increase of £16.5 million or 31.5% over the year ended June 30, 2010. Other operating expenses depend on the performance of the business and the number of home matches we play during the season. In addition, we have incurred additional costs relating to the expansion of our commercial operations, and in particular support for our sponsorship sales and marketing teams. In the 2010/11 season, we played one additional home match compared to the 2009/10 season. We also incurred additional costs related to reaching the Champions League final in the 2010/11 season and our promotional tours. The increase in other operating expenses in the year ended June 30, 2011 also reflects a change from a guaranteed minimum revenue model to a revenue share less costs model with respect to the MUTV international broadcasting rights. See "Business — Revenue Sectors — Broadcasting — MUTV."

Depreciation

Depreciation for the year ended June 30, 2011 included amounted to £7.1 million, a decrease of £1.5 million over depreciation of £8.6 million for the year ended June 30, 2010, due to the impact of some significant plant and machinery becoming fully depreciated.

Amortization of players' registrations

Amortization of players' registrations for the year ended June 30, 2011 was £39.2 million, which was largely in line with £40.1 million for the year ended June 30, 2010. Increases in amortization due to player acquisitions during the year (mainly Javier Hernandez and Bebe) were offset by reductions due to contract extensions (mainly Nani, Wayne Rooney and Nemanja Vidic) and departed players (mainly Zoran Tosic).

Exceptional items

Exceptional items of £4.7 million were recognized for the year ended June 30, 2011, of which £2.7 million related to professional advisory fees in connection with a proposed public offering of shares and a £2.0 million impairment of investment property. During 2010 charges of £2.8 million were recognized, primarily relating to an onerous lease provision.

Profit on disposal of players' registrations

Profit on disposal of players' registrations for the year ended June 30, 2011 was £4.5 million, a decrease of £8.9 million over the year ended June 30, 2010, reflecting the sale of non-first team players.

Net finance costs

Net finance costs for the year ended June 30, 2011 were £51.3 million, a decrease of £57.3 million as compared to £108.6 million for year ended June 30, 2010. The main reasons for this decrease are the £16.4 million unrealized gain on the translation of our US dollar denominated senior secured notes due to a weakening of the dollar relative to sterling in our fiscal year 2011, and the £19.3 million unrealized loss on the translation of our US dollar denominated senior secured notes due to a strengthening of the dollar relative to sterling in our fiscal year 2010. We also realized a £11.9 million one-time charge related to terminated interest rate swap agreements in the year ended June 30, 2010. Additionally, net interest payable on our indebtedness decreased in our fiscal year 2011 largely due to repayment of the secured payment in kind loan mid-way through the year.

Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movement. Any gain or loss on a cumulative basis will not be realized until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax (expense)/credit

The tax credit for the year ended June 30, 2011 was £1.0 million as compared with a tax expense of £3.2 million for the year ended June 30, 2010. Our tax credit for the year ended June 30, 2011 was mainly impacted by the re-measurement of the deferred tax liability due to the reduction in the UK corporation tax rate during 2011 resulting in a credit of £4.2 million and the utilization of previously unrecognized tax carryforwards of £5.3 million. This was offset by the tax on taxable profit arising during the year ended June 30, 2011 of £4.3 million and additional tax charges in 2011 associated with non-deductible expenses for tax purposes. The increase in expenses that are not deductible for tax purposes was mainly related to £2.9 million of expenses associated with the proposed public offering of shares. Furthermore, additional deferred tax liabilities of £2.2 million were recognized following submission of prior year tax computations.

Years Ended June 30, 2010 as Compared to the Year Ended June 30, 2009

	Year ended June 30, (audited)
			% Change 2010 over 2009
	2009	2010
	(in £ millions)
Revenue	278.5	286.4	2.8%
Commercial revenue	66.0	77.3	17.1%
Broadcasting revenue	98.0	103.3	5.4%
Matchday revenue	114.5	105.8	(7.6)%
Total operating expenses	(235.1)	(235.5)	0.2%
Employee benefit expenses	(123.1)	(131.7)	7.0%
Other operating expenses	(62.3)	(52.3)	(16.1)%
Depreciation	(9.0)	(8.6)	(4.4)%
Amortization of players' registrations	(37.6)	(40.1)	6.6%
Exceptional items	(3.1)	(2.8)	(9.7)%
Profit on disposal of players' registrations	80.2	13.4	(83.3)%
Net finance costs	(117.4)	(108.6)	(7.5)%
Tax expense	(0.8)	(3.2)	300%

Revenue

Our consolidated revenue for the year ended June 30, 2010 increased to £286.4 million, an increase of £7.9 million or 2.8% as compared to the year ended June 30, 2009, as a result of the performance in each of our principal sectors, as described below.

Commercial revenue

Commercial revenue for the year ended June 30, 2010 was £77.3 million, an increase of £11.3 million or 17.1% over £66.0 million for the year ended June 30, 2009. Additional profit share pursuant to the arrangement with Nike was initially recognized in the year ended June 30, 2010 in the amount of £3.2 million. We also generated £2.9 million in appearance fees from exhibition games and promotional tours in the year ended June 30, 2010.

  •
  Sponsorship revenue for the year ended June 30, 2010 was £40.9 million, an increase of £3.7 million, or 9.9%, over the year ended June 30, 2009 as a result of an increase in commercial partners and increased fees under existing contracts.
  •
  Retail, merchandising, apparel & product licensing revenue for the year ended June 30, 2010 was £26.5 million, an increase of £3.2 million, or 13.7%, over the year ended June 30, 2009, as a result of the profit share recognition discussed above.
  •
  New media & mobile revenue for the year ended June 30, 2010 was £9.9 million, an increase of £4.4 million, or 80.0%, over the year ended June 30, 2009 as a result of the addition of new mobile partners and increased fees under existing contracts.

Broadcasting revenue

Broadcasting revenue for the year ended June 30, 2010 was £103.3 million, an increase of £5.3 million, or 5.4%, over £98.0 million for the year ended June 30, 2009. Broadcasting revenue increased during each of the years ended June 30, 2009 and 2010, primarily as a result of a £4.8 million increase in the distributions from UEFA for all participants in the Champions League, as well as increased revenue from the Premier League media rights package agreed to in 2010. In the 2008/09 season, our runner-up finish in the Champions League resulted in greater media distributions from UEFA compared with the 2009/10 season. In addition, we received a lower merit payment from the Premier League in the 2009/10 season compared to the 2008/09 season as a result of finishing second. However, these decreases were more than offset by underlying growth in Broadcasting revenue from the media rights for the Champions League that began in the 2009/10 season.

Matchday revenue

Matchday revenue for the year ended June 30, 2010 was £105.8 million, a decrease of £8.7 million or 7.6% from £114.5 million for the year ended June 30, 2009, of which £4.4 million and £1.5 million were due to decreases in gate receipts and hospitality sales, respectively. We played 30 home matches during the 2008/09 season but only 28 in the 2009/10 season as a result of reaching the Champions League final in 2009 compared with only the quarter-finals in 2010. We also played one less home domestic cup match and three fewer away domestic cup matches in the 2009/10 season compared with the 2008/09 season. The decrease in revenue from playing fewer home matches was partially offset by the increase in weighted average ticket prices of approximately 2.6% from the 2008/09 season to the 2009/10 season.

Total operating expenses

Total operating expenses were £235.5 million in fiscal year 2010, representing an increase of 0.2% from £235.1 million in fiscal year 2009.

Employee benefit expenses

Employee benefit expenses for the year ended June 30, 2010 were £131.7 million, an increase of £8.6 million or 7.0% over £123.1 million for the year ended June 30, 2009. The increasingly competitive global market for football players continues to be a primary driver of staff costs. Football player and staff compensation for the year ended June 30, 2010 increased £9.3 million as compared to the year ended June 30, 2009. Throughout the two years ended June 30, 2010, our employee benefit expenses have increased as a result of increases to player compensation reflecting our ongoing strategy of investing in our first team. There have also been increases to our overall number of employees, driven in large part by the expansion of our commercial operations. Increases to staff salaries during the year ended June 30, 2010, were partially offset by a reduction of £1.4 million in bonuses paid as a result of finishing second in the Premier League and only reaching the quarter-finals of the Champions League and a decrease in administrative staff compensation as a result of the reduction in the number of administrative employees in 2010.

Other operating expenses

Other operating expenses for the year ended June 30, 2010 were £52.3 million, a decrease of £10.0 million or 16.1% from £62.3 million for the year ended June 30, 2009. Other operating expenses depend on the performance of our business and the number of home matches we play during the season. In addition, we have incurred additional costs relating to the expansion of our commercial operations, and in particular support for our sponsorship sales and marketing teams. Our other operating expenses decreased in the 2009/10 season compared with 2008/09 as a result of playing two fewer home matches. In the 2008/09 season, we incurred additional costs related to reaching the Champions League final which were not repeated in the 2009/10 season.

Depreciation

Depreciation for the year ended June 30, 2010 amounted to £8.6 million, a decrease of £0.4 million over depreciation of £9.0 million for the year ended June 30, 2009.

Amortization of players' registrations

Amortization of players' registrations for the year ended June 30, 2010 was £40.1 million, an increase of £2.5 million, or 6.6%, over £37.6 million for the year ended June 30, 2009. This increase was primarily due to the acquisitions of new players, in particular Antonio Valencia, Mame Diouf and Gabriel Obertan. The increased amortization associated with these acquisitions was partially offset by the disposals of Carlos Tevez and Cristiano Ronaldo.

Exceptional items

Exceptional items of £2.8 million were recognized for the year ended June 30, 2010, primarily relating to an onerous lease provision, compared to exceptional items of £3.1 million for the year ended June 30, 2009 which comprised impairment of investment property amounting to £1.9 million, recognition of a football league pension scheme deficit of £0.8 million and the remaining amount relating to an onerous lease provision.

Profit on disposal of players' registrations

Profit on disposal of players' registrations for the year ended June 30, 2010 was £13.4 million, a decrease of £66.8 million from £80.2 million for the year ended June 30, 2009. This reflects the sale of Cristiano Ronaldo, a particularly valuable player, in 2009, which resulted in an unusually high profit for that fiscal year.

Net finance costs

Net finance costs for the year ended June 30, 2010 were £108.6 million, a decrease of £8.8 million or 7.5% from £117.4 million for the year ended June 30, 2009. Net finance costs on our borrowings and cash and cash equivalents increased from £69.5 million in the year ended June 30, 2009 to £92.0 million in the year ended June 30, 2010, primarily as a result of unrealized foreign exchange losses relating to our US dollar tranche of senior secured notes. Our net finance costs in the years ended June 30, 2009 and 2010 reflect exceptional losses from the fair value adjustments to interest rate swaps of £47.9 million and £11.9 million, respectively. Those swaps were linked to our senior secured facilities that were refinanced with proceeds from the issuance of our senior secured notes. For a further description of our debt, see " — Indebtedness" below.

Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movement. Any gain or loss on a cumulative basis will not be realized until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax expense

The tax expense for the year ended June 30, 2010 was £3.2 million as compared to £0.8 million for the year ended June 30, 2009. We reported losses before taxation of £44.3 million but recognized no deferred tax asset in respect of these losses due to uncertainty around their accessibility. The deferred tax charge of £3.2 million for the year ended June 30, 2010 represented an increase of £0.4 million from £2.8 million for the year ended June 30, 2009, arising from reversal of timing differences. Our tax expense for the year ended June 30, 2009 was mainly impacted by a £2.0 million benefit resulting from a prior year over provision.

Liquidity and Capital Resources

Our primary cash requirements during the past three fiscal years stemmed from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players. Our existing borrowings primarily consist of our senior secured notes, although we have in the past, and may from time to time in the future, purchase our senior secured notes in open market transactions. Our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. We also have foreign exchange rate forward contracts outstanding that we use to hedge our exposure to US dollar sponsorship revenue to the extent that it is not offset by the interest expense on US dollar denominated debt and euro exposure in our distributions from UEFA. See " — Indebtedness" below.

Our business generates a significant amount of the cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in the late summer, December, January and the end of the football season. Our sponsorship and Commercial revenue tends to be paid either quarterly or annually in advance. For example, we received £34.3 million at the commencement of our sponsorship agreement with Aon, which further provided that we receive bi-annual payments of £5.3 million at the beginning of our second and fourth quarters during the term of the sponsorship agreement. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred income, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred income is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay operating expenses, staff costs, interest payments and other liabilities as they become due. This typically results in negative working capital at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of March 31, 2012, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract.

We also maintain a mixture of long-term and short-term debt finance in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in December, in advance of Premier League and UEFA broadcasting receipts in January.

In addition, transfer windows for acquiring and disposing of players' registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs whereas our trade payables include primarily transfer fees and other associated costs in relation to the acquisition of player registrations.

Capital expenditures at Old Trafford

Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,766. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. For example, in the 2009/10 and 2010/11 seasons, we refreshed the East Stand, North Stand and West Stand multi-seat facilities. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £3.8 million, £4.8 million and £7.3 million for the years ended June 30, 2009, 2010 and 2011 respectively. We typically invest approximately £

3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

In addition, we expect to spend approximately £5.0 million in each of our fiscal years 2012 and 2013 in connection with updating and expanding Carrington, our training facility, so that the technology and facilities we provide our players and medical staff continue to be state-of-the art.

New media capital expenditure

We intend to continue investing in our new media assets, including our website and digital media capabilities. Over the next three years, we intend to invest approximately £5.0 million to £8.0 million in our new media assets; however, as our new media business continues to grow, the timing of these capital expenditure investments may change.

Net player capital expenditure

From the year ended June 30, 1998 to the year ended June 30, 2011, average net player capital expenditure represented a cash outflow of £14.3 million per fiscal year (excluding the sale of a player in the year ended June 30, 2009 that generated a significant cash inflow, average net player capital expenditure over the same period would have been a cash outflow of £20.1 million per fiscal year). However, net player capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. Actual cash used or generated from net player capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

Last 15 Years Net Player Capital Expenditure(1)

(Fiscal year ended June 30)

(1)
The net player capital expenditure data presented is the sum of all cash used for purchases of players' registrations and all cash generated from sales of players' registrations as disclosed in our consolidated annual financial statements. The annual financial statements from which the data above was derived were those of Red Football Shareholder Limited from the year ended June 30, 2007 onwards. For previous years, the annual financial statements used to derive the data above were those of the previous parent company, Manchester United plc. The information represents fiscal years which comprised 12 month periods except for the year ended June 30, 2005. Manchester United plc's fiscal year ended on July 31 until the 2005 fiscal year, which resulted in an 11-month fiscal year 2005. Thus, the net player capital expenditure for the 2005 fiscal year is for the 11-month period ended June 30, 2005. Manchester United plc changed its name to Manchester United Limited (UK) in the fiscal year 2006. The annual financial statements for periods prior to our transition to IFRS on July 1, 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom. See Note 32 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus.

(2)
Net player capital expenditure for the nine months ended March 31, 2012 was £47.0 million.

Working Capital

Our directors confirmed that, as of the date of this prospectus, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

The following table summarizes the cash flow of Red Football Shareholder Limited for the years ended June 30, 2009, 2010 and 2011, and the nine month periods ended March 31, 2011 and 2012:

	Year ended June 30, (audited)			Nine Months Ended March 31, (unaudited)
	2009	2010	2011	2011	2012
	(in £ thousands)
Cash flow from operating activities	111,186	103,537	125,140	40,932	13,779
Interest paid	(41,772)	(35,645)	(167,499)	(159,724)	(43,553)
Debt finance costs relating to borrowings	—	(13,846)	(118)	—	—
Interest received	1,260	1,681	1,774	1,541	823
Income tax refund/(paid)	236	(2,618)	(70)	(70)	(3,274)

Net cash generated from/(used in) operating activities	70,910	53,109	(40,773)	(117,321)	(32,225)

Cash flow from investing activities
Purchases of property, plant and equipment (net of proceeds)	(3,782)	(4,702)	(7,156)	(5,657)	(9,638)
Purchases of investment property	—	—	—	—	(7,364)
Purchases of players' registrations	(55,220)	(44,274)	(25,369)	(24,162)	(53,153)
Proceeds from sale of players' registrations	99,180	13,857	13,956	12,138	6,124

Net cash generated from/(used in) investing activities	40,178	(35,119)	(18,569)	(17,681)	(64,031)

Cash flow from financing activities
Proceeds from issue of ordinary shares	—	—	249,105	249,105	—
Proceeds from borrowings	25,000	502,571	—	—	—
Repayment of borrowings	(35,303)	(507,258)	(202,499)	(164,552)	(28,463)

Net cash (used in)/generated from financing activities	(10,303)	(4,687)	46,606	84,553	(28,463)

Net increase/(decrease) in cash and cash equivalents	100,785	13,303	(12,736)	(50,449)	(124,719)

Cash flow from operating activities

Cash flow from operating activities represents our operating results and net movements in our working capital. Our working capital generally reflects cash received from the sale of tickets and hospitality and other matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. As a result of these consistent sources of revenue, our net cash inflow from operating activities tends to be relatively stable. Cash flow from operating activities for the nine months ended March 31, 2012 produced a cash inflow of £13.8 million, a decrease of £27.1 million from a cash inflow of £40.9 million for the nine months ended March 31, 2011. The decrease in cash flow from operating activities compared to the nine months ended March 31, 2011 is largely due to the timing of annual sponsorship receipts and increased sponsorship income, together with the timing of seasonal ticket and hospitality receipts, and higher bonus payments made relating to the previous financial year. In the year ended June 30, 2011, our cash flow from operating activities increased to £125.1 million in line with overall improvements to operating results. Our cash flow from operating activities for the year ended June 30, 2010 was £103.5 million. Our cash flow from operating activities for the year ended June 30, 2009 was £111.2 million, which reflected an advance payment of £35.9 million as part of our shirt sponsorship agreement with Aon, offset by a £10.0 million loan from Manchester United Limited (UK) to certain of its directors.

Net cash generated from/(used in) operating activities

Additional changes in cash generated from operating activities generally reflect our finance costs. Following the refinancing of our previously existing credit facilities through the issuance of our senior secured notes and the establishment of our revolving credit facility, we have eliminated our interest rate swaps on those facilities and currently pay fixed rates of interest on our debt obligations. The costs of both the issuance of senior secured notes and the repayment of existing borrowings were £13.8 million. As a result, our underlying finance costs decreased in January 2010 and cash outflows to service our debt have become more stable. However, in the year ended June 30, 2011, the payment of two interest payments on our senior secured notes and the payment of cumulative interest on our payment in kind loan, totaling £156.1 million, compared with no interest payments in the year ended June 30, 2010 (as the first interest payment on the senior secured notes occurred in August 2010 and there were no interest payments made on the payment in kind loan in the year ended June 30, 2010), as well as premiums paid for our senior secured notes we repurchased in the market led to higher interest paid compared with the previous years. Net cash generated from operating activities was £70.9 million in the year ended June 30, 2009, compared to £53.1 million for the year ended June 30, 2010, and net cash used in operating activities was £40.8 million for the year ended June 30, 2011.

Net interest paid for the nine months ended March 31, 2012 was £42.7 million, a decrease of £115.5 million from £158.2 million for the nine months ended March 31, 2011. The decrease is mainly due to £111.1 million of interest payments made in 2011 in connection with the repayment of our payment in kind loan, as well as a reduction in the overall interest paid as a result of the increase in our senior secured notes held by us.

Net cash generated from/(used in) investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of players' registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility at Carrington. As part of the planned investment for Carrington, we will enhance the viewing facilities to provide current and potential partners with unique access to the Manchester United experience.

For the nine months ended March 31, 2012, net player capital expenditure was £47.0 million, an increase of £35.0 million from £12.0 million for the nine months ended March 31, 2011. Player capital expenditure in the period mainly comprised expenditures for the acquisitions of David de Gea, Phil Jones and Ashley Young and payments received relating to the disposals of Gabriel Obertan, Wes Brown, John O'Shea, Fraizer Campbell, Mame Biram Diouf, Darron Gibson and Ravel Morrison. The 2010/11 cash outflow includes payments relating to Javier "Chicharito" Hernandez and Bebe partially offset by a number of disposals including Fraizer Campbell and Zoran Tosic and other appearance related payments. General capital expenditure for the nine months ended March 31, 2012 was £17.0 million, an increase of £11.3 million from £5.7 million for the nine months ended March 31, 2011. Capital expenditure in the period relates mainly to the expansion of our property portfolio around Old Trafford, upgrades to our corporate facilities and general development at Old Trafford together with the commencement of the redevelopment of our training facility at Carrington. Capital expenditure in 2010/11 related to the ongoing upgrade and refurbishment of the executive boxes and suites throughout Old Trafford.

For the year ended June 30, 2011, net capital expenditure on the acquisition, disposal and trading of players' registrations resulted in a cash outflow of £11.4 million, reflecting the acquisition of the registrations of certain players offset by disposals. Net capital expenditure on the purchase of property, plant and equipment was a cash outflow of £7.2 million. As a result, net cash used in investing activities was £18.6 million.

For the year ended June 30, 2010, net capital expenditure on the acquisition, disposal and trading of players' registrations resulted in a cash outflow of £30.4 million, reflecting the acquisition of the registrations of certain key players offset by disposals. Net capital expenditure on the purchase of property, plant and equipment was a cash outflow of £4.7 million. As a result, net cash used in investing activities was £35.1 million.

For the year ended June 30, 2009, net capital expenditure on the acquisition, disposal and trading of players' registrations resulted in a cash inflow of £44.0 million, reflecting the acquisition and disposal of the registrations of certain key players. This cash inflow is not part of a general trend, however, as average net player capital expenditure from the year ended June 30, 1998 to the year ended June 30, 2011 was a cash outflow of £14.3 million per fiscal year. Net capital expenditure on the purchase of property, plant and equipment was a cash outflow of £3.8 million. As a result, net cash generated from investing activities was £40.2 million.

Net cash (used in)/generated from financing activities

For the nine months ended March 31, 2012, net cash outflow from financing activities was £28.5 million, a decrease of £113.1 million over a net cash inflow of £84.6 million for the nine months ended March 31, 2011. During the nine months ended March 31, 2012, we purchased £28.2 million (sterling equivalent) nominal value of our senior secured notes in open market transactions in the period.

For the year ended June 30, 2011, net cash inflow from financing activities was £46.6 million as a result of the repayment of borrowings of £138.0 million to the lenders under our payment in kind loan offset by the receipt of £249.1 million proceeds from the issuance of shares to our immediate shareholder. In addition, we repurchased £63.8 million of our senior secured notes in open market transactions during fiscal year 2011, but the value of the senior secured notes as assets on our balance sheet offset the cash outflow required to purchase our senior secured notes and therefore did not impact our total indebtedness in fiscal year 2011. Our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

For the year ended June 30, 2010, net cash outflow from financing activities was £4.7 million, reflecting an increase in borrowings of £502.6 million as a result of the issuance of our senior secured notes and repayment of our previous secured senior facilities of £507.3 million.

For the year ended June 30, 2009, net cash outflow from financing activities was £10.3 million, reflecting an increase in borrowings of £25.0 million drawn under our revolving credit facility offset by the repayment of borrowings of £35.3 million, consisting of a £25.0 million repayment of the amount borrowed under the revolving credit facility and the partial repayment of our secured senior facilities.

Indebtedness

Our primary sources of indebtedness consist of our pound sterling denominated 8 3/4% senior secured notes due 2017 and our US dollar denominated 8 3/8% senior secured notes due 2017. As part of the security for our senior secured notes and revolving credit facility, substantially all of the assets of the issuer and guarantors of our senior secured notes are subject to liens and mortgages. As of June 30, 2011, we had repurchased, but not retired, £63.8 million of our senior secured notes in open market transactions. Such transactions took place during the year ended June 30, 2011. However, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

Description of principal indebtedness

8 3/4% pound sterling senior secured notes due 2017 and 8 3/8% US dollar senior secured notes due 2017

Our senior secured notes consist of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited (UK) and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors. The proceeds of our senior secured notes were used to refinance existing debt, reduce Red Football Limited's liabilities to its hedging counterparties, pay fees and expenses related to the offering and for general corporate purposes.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited's subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited's assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

At any time prior to February 1, 2013, up to 35% of the original principal amount of our 8 3/8% US dollar senior secured notes due 2017 may be redeemed with the net proceeds of certain equity offerings at a price equal to 108.375% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption, and up to 35% of the original principal amount of our 8 3/4% pound sterling senior secured notes due 2017 may be redeemed with the net proceeds of certain equity offerings at a price equal to 108.750% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption, provided that after giving effect to any such redemptions, not less than 65% of the original principal amount of the applicable tranche of our senior secured notes remain outstanding and the redemption occurs within 90 days of the date of closing of such equity offering.

In addition, at any time prior to February 1, 2013, each tranche of our senior secured notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the senior secured notes redeemed, plus a make-whole premium calculated in accordance with the indenture governing each tranche of senior secured notes, plus, in each case, accrued and unpaid interest to the date of such redemption.

On or after February 1, 2013, our senior secured notes may be redeemed in part or in full at the redemption prices (expressed as percentages of principal amount of such notes) set forth below, plus accrued and unpaid interest on the notes redeemed to the date of such redemption, if redeemed during the twelve-month period beginning on February 1 of the years indicated below:

	Redemption Price
Year	Pound Sterling Notes	US Dollar Notes
2013	108.750%	108.375%
2014	104.375%	104.188%
2015	102.188%	102.094%
2016	100.000%	100.000%

In the event we exercise our option to redeem any series of notes pursuant to the terms of the indenture and less than all of the notes of such series are to be redeemed, the trustee will select notes for redemption on a pro rata basis.

We repurchased £63.8 million of our senior secured notes during the year ended June 30, 2011, comprising £58.2 million of our senior secured notes from the sterling tranche and $9.0 million of our senior secured notes from the US dollar tranche. As of March 31, 2012, we held £92.3 million of our senior secured notes, comprising £72.2 million of the sterling tranche of senior secured notes and $32.0 million of the US dollar tranche of senior secured notes. The total amount of senior secured notes outstanding at March 31, 2012, excluding unamortized discounts and issue costs of £18.4 million, was the sterling equivalent of £424.2 million. Our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited (UK) and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of March 31, 2012, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

Our revolving credit facility is scheduled to expire in 2016. Any amount still outstanding at that time will be due in full immediately on that date. The revolving credit facility contains an annual minimum five-day "net clean down" mandatory repayment in order to reduce outstanding revolving loans to £25 million, net of certain credits for unrestricted cash, for such five-day period.

Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving credit facility by giving five business days' prior notice to the Agent under the facility. Any loan drawn under the revolving credit facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving credit facility agreement) be reborrowed.

Loans under the revolving credit facility bear interest at a rate per annum equal to LIBOR (or in relation to a loan in euros, EURIBOR) plus the applicable margin and any mandatory cost.

The applicable margin means 3.50% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the revolving credit facility agreement) per annum	Margin %
Equal to or greater than 4.5	3.50
Equal to or greater than 4.0 but less than 4.5	3.25
Equal to or greater than 3.5 but less than 4.0	3.00
Equal to or greater than 3.0 but less than 3.5	2.75
Less than 3.0	2.50

A commitment fee is payable on the available but undrawn amount of the revolving credit facility, at a rate equal to 35% per annum of the applicable margin.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited (UK), Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

In addition to the general covenants described below, the revolving credit facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the revolving credit facility if we fail to qualify for the Champions League.

Our revolving credit facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. The covenants in the revolving credit facility are subject to certain thresholds and exceptions described in the agreement governing the revolving credit facility.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited (UK). The loan attracts interest at LIBOR plus 1%. Approximately £2.7 million of the loan is repayable in quarterly installments through to July 2018, and the remaining balance of approximately £4.2 million is repayable at par on July 9, 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited. As of March 31, 2012, £6.9 million was outstanding under the Alderley facility.

Loan stock issued to minority shareholder of MUTV

The loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited, a wholly-owned subsidiary of Sky that is unrelated to us or our principal shareholder, is unsecured and accrues interest at LIBOR plus 1% to 1.5%. The loan stock was repayable at par from 2007, though payment remains contingent upon the availability of free cash flow within MUTV. Based on our current projections, we estimate that the loan stock will be repaid over approximately 12 years. As of March 31, 2012, £4.7 million was outstanding on the loan stock.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2011:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	39,411	78,863	78,922	482,251	679,446
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	1,643	3,075	2,339	4,437	11,493
Purchase obligations(4)	104,691	20,584	12,463	662	138,400
Other long-term liabilities	—	—	—	—	—

Total	145,745	102,522	93,723	487,349	829,339

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of June 30, 2011, we had the following amounts outstanding of our 8 3/4% pound sterling senior secured notes due 2017 and 8 3/8% US dollar senior secured notes due 2017: £192 million of our pound sterling tranche of senior secured notes and $416 million of our US dollar tranche of senior secured notes. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited (UK), and loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited. As of June 30, 2011, we had no amount outstanding under our revolving credit facility, £7.2 million outstanding under the Alderley facility, and £4.7 million outstanding on the loan stock. See " — Indebtedness — Description of principal indebtedness" and Note 21 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See Note 27.1 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus.

(4)
Purchase obligations include current other payable obligations, including obligations payable in the year ended June 30, 2012 related to acquisition of players' registrations and accrued bonuses in connection with the success of the first team, and capital commitments.

Except as disclosed above and in Note 27.3 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus, as of June 30, 2011, we did not have any material contingent liabilities or guarantees.

Critical Accounting Policies and Judgments

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus.

We believe that the following accounting policies reflect the most critical judgments, estimates and assumptions and are significant to the consolidated financial statements.

Revenue recognition

Commercial

Commercial revenue comprises amounts receivable from the utilization of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue and fees generated by the Manchester United first team promotional tours.

Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. Certain sponsorship contracts include additional profit share arrangements based on cumulative profits earned from the utilization of the Manchester United brand.

Under the terms of sponsorship contracts that include profit share arrangements, such profit share may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee. Any additional profit share on such arrangements is only recognized when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable. When profit share is recognized it is recorded ratably over the term of the contract period.

In assessing whether any additional profit share is probable and should therefore be recognized, management carries out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions. Such forecasts of future financial performance may differ from actual financial performance, which could result in a difference in the revenue recognized in a given year.

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management do not consider to involve critical estimates and judgments, see Note 2 to our audited consolidated financial statements as of and for the years ended June 30, 2009, 2010 and 2011 included elsewhere in this prospectus.

Impairment of goodwill and non-current assets

The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows.

All other non-current assets, including property plant and equipment and investment property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognized in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flow that the asset is expected to generate when considered as part of a cash-generating unit. An impairment review trigger event would include, for example, our failure to qualify for the Champions League for a sustained period. In respect of player registrations, a further impairment review trigger event would occur when the player is excluded from our revenue generation, for example as a result of a career-ending injury, and conditions indicate that the amortized carrying value of the asset is not recoverable.

The impairment review of goodwill and other non-current assets considers estimates of the future economic benefits attributable to them. Such estimates involve assumptions in relation to future, recoverable amount of the asset, ticket revenue, broadcasting and sponsorship revenue and on-field performance. Any estimates of future economic benefits made in relation to non-current assets may differ from the benefits that ultimately arise, and materially affect the recoverable value of the asset.

Intangible assets — players' registrations

The costs associated with the acquisition of players' registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual player basis. Costs associated with the acquisition of players' registrations include transfer fees, Premier League levy fees, agents' fees and other directly attributable costs. These costs are amortized over the period covered by the player's contract. To the extent that a player's contract is extended, the remaining book value is amortized over the remaining revised contract life.

Recognition of Deferred Tax Assets in Respect of Losses

We recognize deferred tax effects of temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We also recognize the deferred tax effects of tax loss carry-forwards where we believe they meet the criteria for recognition.

Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized. In arriving at a judgment in relation to the recognition of deferred tax assets on losses, management considers the regulations applicable to taxation and advice on their interpretation. Management also considers whether losses carried forward may be utilized through tax planning opportunities to create suitable taxable profits. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessment of the recognition of deferred tax assets on losses carried forward. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the deferred tax provisions in the period in which such determination is made.

Off Balance Sheet Arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. No provision relating to this contingent consideration has been recognized on the balance sheet as of March 31, 2012, and the maximum additional amount that could be payable as of that date is £18.3 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of March 31, 2012 we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the combined historical financial information in accordance with IFRS as issued by IASB and are more fully disclosed therein.

As of March 31, 2012, we had not entered into any other off-balance sheet transactions.

Derivative Financial Instruments

Foreign currency forward contracts

We enter into foreign currency forward contracts to purchase and sell foreign currency in order to minimize the impact of currency movements on our financial performance primarily for our exposure to Broadcasting revenue received in euros for our participation in European competitions and Commercial revenue received in US dollars for certain sponsorship contracts.

Interest rate swaps

Prior to refinancing our previous secured senior facilities with our senior secured notes, we entered into interest rate swap agreements to fix the interest rate on a large proportion of those variable rate senior facilities. Under the interest rate swap arrangement, we agreed to make interest payments at a fixed rate of 5.0775% as required under the terms of the facility agreement in return for receiving a floating rate pegged to LIBOR, on a notional amount of £450 million of senior facilities agreements. At January 29, 2010, largely as a result of falling interest rates, our mark-to-market loss on these interest rate swap agreements amounted to £40.7 million. The terms of the swap agreements allowed the counterparties involved to terminate the swaps upon refinancing of the senior facilities, thus crystalizing the mark-to-market liability. Upon termination of these swaps, an initial aggregate payment of £12.7 million was made to such counterparties, with the remaining liability being repaid semi-annually through December 31, 2015. As of March 31, 2012, the outstanding swap liability on our balance sheet was £20.4 million.

Qualitative and Quantitative Disclosure on Market Risk

Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to Note 4 to our audited consolidated financial statements as of June 30, 2009, 2010 and 2011, and for the three years ended June 30, 2011 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Currency risk

We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant currency risk we face relates to the revenue received in euros as a result of participation in the Champions League. We seek to hedge economically the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

We also receive a significant amount of sponsorship revenue denominated in US dollars. As a result of the US dollar element of certain of our senior secured notes, interest is paid on these senior secured notes in US dollars, therefore we will typically only consider hedging such exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

At June 30, 2011, we had a total of $416 million of US dollar denominated senior secured notes, the principal of which is not economically hedged, and is therefore retranslated at the closing rate for each reporting date.

Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers we may not always be able to predict such cash flow until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to hedge economically future payments and receipts at the point it becomes reasonably certain that the payments will be made or the revenue will be received.

Other than as disclosed herein, we have no additional hedging policies.

During the nine months ended March 31, 2012, we incurred a £0.9 million net unrealized foreign exchange loss. Based on all foreign exchange rates existing as of March 31, 2012, a 10% appreciation of the UK pound sterling compared to the US dollar would have resulted in approximately £22.4 million of net unrealized foreign exchange gains during the nine months ended March 31, 2012. Conversely, a 10% depreciation of the UK pound sterling compared to the US dollar would have resulted in a further £27.4 million of net unrealized foreign exchange loss during the nine months ended March 31, 2012.

Interest rate risk

Our interest rate risk relates to changes in interest rates for borrowings under our revolving credit facility and any long term bank borrowings. These borrowing bear interest at variable rates. We had no amounts outstanding under our revolving credit facility on March 31, 2012. As of March 31, 2012, £6.9 million remained outstanding under our Alderley credit facility. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would increase our annual interest expense by approximately £69,000.

We have entered into swap agreements with terms remaining of between three months to seven years most of which were terminated at the time we issued our senior secured notes. As of June 30, 2011, the fair value of these interest rate swaps was a liability of £1.4 million, compared with liabilities of £1.5 million and £29.8 million at June 30, 2010 and 2009, respectively. The majority of the June 30, 2009 liability was realized in January 2010 upon repayment of the secured senior facilities.

Recently Adopted Accounting Standards

The JOBS Act permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Our Company — Manchester United

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 60 trophies, enabling us to develop what we believe is one of the world's leading brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading companies such as Nike, Aon and DHL that want access and exposure to our community of followers and association with our brand.

Our global community of followers engages with us in a variety of ways:

  •
  During the 2010/11 season, our games generated a cumulative audience reach of over 4 billion viewers, according to the Futures Data, across 211 countries. On a per game basis, our 60 games attracted an average live cumulative audience reach of 49 million per game, based on the Futures Data.

  •
  Over 5 million items of Manchester United branded licensed products were sold in the last year, including over 2 million Manchester United jerseys. Manchester United branded products are sold through over 200 licensees in over 130 countries.

  •
  Our products are sold through more than 10,000 doors worldwide.

  •
  Our brand and content have enabled us to partner with mobile telecom providers in 42 countries and television providers in 54 countries.

  •
  Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of more than 60 million page views per month.

  •
  We have a very popular brand page on Facebook with over 26.5 million connections. In comparison, the New York Yankees have approximately 5.9 million Facebook connections and the Dallas Cowboys have approximately 5.0 million Facebook connections.

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2010/11 season, our 29 home games were attended by over 2 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our followers to see our team play. Over the last 3 years, we have played 15 games in the United States, Canada, Ireland, Mexico, Malaysia, South Korea and China.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment — the operation of a professional sports team. We review our revenue through three principal sectors — Commercial, Broadcasting and Matchday.

  •
  Commercial:  Within the Commercial revenue sector, we have three revenue streams which monetize our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and new media & mobile revenue. We believe these will be our fastest growing revenue streams over the next few years.

    •
    Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies across all geographies. Our sponsorship revenue was £37.2 million, £40.9 million and £54.9 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

    •
    Retail, Merchandising, Apparel & Product Licensing:  We market and sell competitive sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners'

        wholesale distribution channels. Our retail, merchandising, apparel & product licensing business is currently managed by Nike, who pays us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2010/11 season, we received £25.6 million, which reflects the minimum guaranteed amount. We also recognized an additional £5.7 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2010/11 season as compared to the £3.2 million profit share we recognized during the 2009/10 season. Our retail, merchandising, apparel & product licensing revenue was £23.3 million, £26.5 million and £31.3 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

      •
      New Media & Mobile:  Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 42 countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £5.5 million, £9.9 million and £17.2 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

    Our Commercial revenue was £66.0 million, £77.3 million and £103.4 million for each of the years ended June 30, 2009, 2010 and 2011, respectively, and grew at a compound annual growth rate of 25.2% from fiscal year 2009 through fiscal year 2011. The growth rate of our Commercial revenue from fiscal year 2009 to fiscal year 2010 was 17.2% and from fiscal year 2010 to fiscal year 2011 was 33.7%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

    Our other two revenue sectors, Broadcasting and Matchday, provide consistent cash flow and global media visibility that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, Champions League and other competitions. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world. Our Broadcasting revenue was £98.0 million, £103.3 million and £117.2 million for each of the years ended June 30, 2009, 2010 and 2011, respectively, and grew at a compound annual growth rate of 9.4% from fiscal year 2009 through fiscal year 2011. The growth rate of our Broadcasting revenue from fiscal year 2009 to fiscal year 2010 was 5.4% and from fiscal year 2010 to fiscal year 2011 was 13.5%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,766 and we have averaged over 99% of attendance capacity for our Premier League matches in each of the last 15 years. Our Matchday revenue was £114.5 million, £105.8 million and £110.8 million for each of the years ended June 30, 2009, 2010 and 2011, respectively.

Industry Overview

Football is one of the most popular spectator sports on Earth. Global follower interest in football has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel & product licensing, new media & mobile, broadcasting, and matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.

Football's growth and increasing popularity are primarily a product of consumer demand for and interest in live sports, whether viewed in person at the venue or through television and digital media. The sport's revenue growth has been driven by the appetite among consumers, advertisers and media distributors for access to and association with these live sports events, in particular those featuring globally recognized teams.

The major football leagues and clubs in England, Germany, Spain, Italy and France have established themselves as the leading global entities due to their history as well as their highly developed television and advertising markets, according to AT Kearney. The combination of historical success and media development in the core European markets has helped to drive revenue, which in turn enables those leagues to attract the best players in the world, further strengthening their appeal to followers.

As television and digital media such as broadband internet and mobile extend their reach globally, the availability of and access to live games and other content of the leading European leagues has increased and live games are now viewed worldwide. In addition, advances in new technology continue to both improve the television and digital media user experience and the effectiveness of sponsorships and advertising on these platforms. These trends further strengthen the commercial benefit of associating with football for media distributors and advertisers and increase the global opportunities for the sport.

Our Competitive Strengths

We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world's most popular spectator sports. We have won 60 trophies in nine different leagues, competitions and cups since 1908. Our on-going success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognized brand with a large, worldwide following:  Our 134-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our global community of 659 million followers. The composition of our follower base is far-reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetize our brand:  The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. We have built a diversified portfolio of sponsorships with leading brands such as Nike, Aon, DHL, Epson, Turkish Airlines and Singha. Our community of followers is strong in emerging markets, particularly in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, constitutes an on-going growth opportunity.

  •
  Well established global media and marketing infrastructure driving Commercial revenue growth:  We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. This experience and infrastructure enables us to deliver an effective set of marketing capabilities to our partners on a global basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

  •
  Seasoned management team and committed ownership:  Our senior management has considerable experience and expertise in the football, commercial, media and finance industries.

Our Strategy

We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of global and regional sponsors:  We are well positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 21.5% compound annual growth rate in our sponsorship revenue from fiscal year 2009 through fiscal year 2011 (the growth rate from fiscal year 2009 to fiscal year 2010 was 10.0% and from fiscal year 2010 to fiscal year 2011 was 34.2%). Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on expanding a regional sponsorship model, segmenting new opportunities by product category and territory. As part of this strategy, we have opened an office in Asia and are in the process of opening an office in North America. These are in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  We will focus on growing this business on a global basis by increasing our product range and improving distribution through further development of our wholesale, retail and e-commerce channels. Manchester United branded retail locations have opened in Singapore, Macau, India and Thailand, and we plan to expand our global retail footprint over the next several years. In addition, we will also invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers.

  •
  Exploit new media & mobile opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our new media & mobile offerings are in the early stages of development and present opportunities for future growth.

  •
  Enhance the reach and distribution of our broadcasting rights:  The value of live sports programming has grown dramatically in recent years due to changes in how television content is distributed and consumed. Specifically, television consumption has become more fragmented and audiences for traditional scheduled television programming have declined as consumer choice increased with the emergence of multi-channel television, the development of technologies such as the digital video recorder and the emergence of digital viewing on the internet and mobile devices. The unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers. We are well positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to 54 countries around the world. We plan to expand the distribution of MUTV by improving the quality of its content and its production capabilities.

  •
  Diversify revenue and improve margins:  We aim to increase the revenue and operating margins of our business as we further expand into our high growth commercial businesses, including sponsorship, retail, merchandising, licensing and new media & mobile. By increasing the emphasis on our commercial businesses, we will further diversify our revenue, enabling us to generate improved profitability.

Our Market Opportunity

We believe that we are one of the world's most recognizable global brands with a community of 659 million followers. Manchester United is at the forefront of live football, which is a key component of the global sports market.

Other markets driving our business include, as of 2011, the $458 billion global advertising market, which is forecast to grow to $600 billion by 2016 according to the MagnaGlobal Forecasts, representing a compound annual growth rate of 5.5%, as well as the global pay television market and the global apparel market.

While our business represents only a small portion of our addressable markets and may not grow at corresponding rates, we believe our global reach and access to emerging markets positions us for continued growth.

In addition, the explosion of growth in mobile technology and social media has driven a surge in demand for content, from news to video, which has resulted in a ten-fold increase in our revenue from new media & mobile over the five years ending June 30, 2011. Our new media & mobile revenue was £17.2 million for the year ended June 30, 2011, which represents 5.2% of annual revenue for the year ended June 30, 2011. The mobile technology and social media markets in China and certain other developing countries are, however, still early in their growth process.

Our Team's History

Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 130 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 19 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

In the late 1940s, we returned to on-field success, winning the FA Cup in 1948 and finishing within the top four league positions during each of the first five seasons immediately following the Second World War. During the 1950s, we continued our on-field success under the leadership of manager Sir Matt Busby, who built a popular and famous team based on youth players know as the "Busby Babes."

In February 1958, an airplane crash resulted in the death of eight of our first team players. Global support and tributes followed this disaster as Busby galvanized the team around such popular players as George Best, Bobby Charlton and Denis Law. Rebuilding of the club culminated with a victory in the 1968 European Cup final, becoming the first English club to win this title.

In 1986, our club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 12 times and have never finished lower than third place. In total, we have won a record 19 English League titles, a record 11 FA Cups, 4 League Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Eric Cantona, David Beckham, Ryan Giggs, Paul Scholes, Roy Keane, Bryan Robson, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our first team have allowed us to expand the club into a global brand with an international follower base.

The following graph shows the success of our first team in the Premier League over the last 20 seasons:

FA Premier League Finishing Positions

Our stadium, known as "The Theatre of Dreams," was originally opened on February 19, 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on March 11, 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on August 24, 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,766.

The following chart shows the historical success of our first team by trophies won:

 TROPHIES WON

FA Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1965	1993	2007
1911	1967	1999	2008	1911	1967	1994	2008
1952	1993	2000	2009	1952	1977	1996	2010
1956	1994	2001	2011	1956	1983	1997	2011
1957	1996	2003		1957	1990	2003

FA Cup				Football League Cup
1909	1977	1990	1999	1992	2006	2009	2010
1948	1983	1994	2004
1963	1985	1996		European Cup/UEFA Champions League
				1968	1999	2008

FIFA Club World Cup				UEFA Super Cup
2008				1991

European Cup Winners' Cup				Intercontinental Cup
1991				1999

Our Football Operations

Our football operations are primarily comprised of the following activities: our first team, our reserve team, our youth academy, our global scouting networks, and other operations such as our sport science, medical and fitness operations at Carrington.

First team

Our first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and League Cup and, subject to qualifying, international cup competitions, including the Champions League.

Our first team is led by our manager, supported by an assistant team manager and a club secretary, who in turn are supported by a team of approximately 90 individuals, including coaches and scouts for both our first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

We have 60 players under contract of whom 26 have made an appearance for our first team. The remaining players may play for the reserve team or youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e., a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on August 31 of that year.

Our players enter into contracts with us that follow a prescribed model based on Football Association Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us rights to use their image. Our first team players generally enter into contracts of between two and five years' duration.

As of July 1, 2012, our first team was comprised of the following players:

Player(1)	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goal Keeper	Spanish	21	39	0
Anders Lindegaard	Goal Keeper	Danish	28	13	5
Ben Amos	Goal Keeper	English	22	7	0
Patrice Evra	Defense	French	31	292	42
Rio Ferdinand	Defense	English	33	398	81
Chris Smalling	Defense	English	22	63	3
Nemanja Vidic (captain)	Defense	Serbian	30	243	56
Rafael Pereira da Silva	Defense	Brazilian	22	90	2
Jonny Evans	Defense	Northern Irish	24	126	29
Phil Jones	Defense	English	20	41	5
Anderson Luis de Abreu Oliveira (Anderson)	Midfield	Brazilian	24	145	8
Ryan Giggs	Midfield	Welsh	38	909	64
Michael Carrick	Midfield	English	30	273	22
Luis Carlos Almeida da Cunha (Nani)	Midfield	Portuguese	25	195	57
Paul Scholes	Midfield	English	37	697	66
Darren Fletcher	Midfield	Scottish	28	302	58
Antonio Valencia	Midfield	Ecuadorian	26	107	51
Tom Cleverley	Midfield	English	22	15	0
Ashley Young	Midfield	English	27	33	24
Shinji Kagawa	Midfield	Japanese	23	0	33
Nick Powell	Midfield	English	18	0	0
Joshua King	Forward	Norwegian	20	1	0
Dimitar Berbatov	Forward	Bulgarian	31	149	77
Wayne Rooney	Forward	English	26	365	75
Javier "Chicharito" Hernandez	Forward	Mexican	24	81	38
Danny Welbeck	Forward	English	21	63	8
Federico Macheda	Forward	Italian	20	33	0
William Keane	Forward	English	19	1	0

Player(1)	Position	Nationality	Age	Apps(2)	Caps(3)
Tiago Manuel Dias Correia (Bebe)	Forward	Portuguese	22	7	0

(1)
The table includes all players who are contracted to Manchester United and have made at least one appearance for the first team.

(2)
Apps means appearances for our first team through July 1, 2012.

(3)
Caps means appearances for a senior national football team through July 1, 2012.

Youth academy

Our youth academy is a primary source of new talent for our first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our first team. Over the past 15 years, over 60 players from our youth academy have achieved a place on our first team, as compared to over 50 players from the transfer market, thereby saving us the expense of purchasing those players in the transfer market. Players in our youth academy and reserve teams may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees.

Our youth academy program consists of 11 junior teams ranging from under 9s to under 19s. Each team consists of 15 to 23 players, each of whom is assessed during the season.

Scouting network

Together with our youth academy, our scouting system is a source of our football talent. Through our scouting system, we recruit players for both our first team and youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.

Our scouting system was traditionally oriented towards the United Kingdom, but we have increasingly shifted our focus toward a more international approach in order to identify and attract football players from the broadest talent pool possible.

Training facilities

We have invested significant resources into developing a performance center which contains advanced sports and science equipment. We intend to further invest in our training facilities in the near future. We have highly experienced training staff working at the performance center, where we provide physiotherapy, bio-mechanical analysis and nutritional guidance to our players as part of our drive to ensure that each player is able to achieve peak physical condition. We believe the quality of our performance center differentiates our club from many of our competitors.

To ensure that we continue to provide our players and medical staff with state-of-the-art technology and facilities, we expect to spend approximately £5 million in each of the years ended June 30, 2012 and June 30, 2013 in connection with updating and expanding Carrington, our training facility.

Revenue Sectors

Commercial

Our Commercial revenue is primarily comprised of income from: sponsorship; retail, merchandising, apparel & product licensing; and new media & mobile.

Sponsorship

Our sponsorship agreements are negotiated directly by our commercial team. Our sponsors are granted various rights, which can include:

  •
  rights in respect of our brand, logo and other intellectual property;

  •
  rights in respect of our player and manager imagery;

  •
  exposure on our television platform, MUTV;

  •
  exposure on our website;

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  exposure on digital perimeter advertising boards at Old Trafford;

  •
  exposure on interview backdrops; and

  •
  the right to administer promotions targeted at customers whose details are stored on our CRM database.

Any use of our intellectual property rights by sponsors is under license. However, we retain the ownership rights in our intellectual property.

Sponsorship development and strategy

We pursue our global and regional sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team, recruited from three continents, located in Europe that focuses on developing commercial opportunities and sourcing new sponsors. We are in the process of opening offices in Asia and North America. We target potential sponsors we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.

We offer category exclusivity on a global basis to companies within particular industries, such as automotive, beverage, airline and timepiece. We also offer sponsorship exclusivity within a particular geography for certain industries, such as telecommunications, financial services, betting and food and beverages.

In seeking any individual partnership, we aim to establish an indicative value for that sponsorship based on the prospective sponsor's industry and marketing objectives. We will only pursue a sponsorship if we believe it reflects the value we deliver.

We believe that certain key sectors play an active role in sports sponsorship. We have sponsors in a number of these sectors and we believe that there is significant potential to expand this platform by selectively targeting companies within the remaining sectors and by growing revenue in existing sectors through additional sponsorship arrangements.

We intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product category segmented approach, which will include partnering with additional global and regional sponsors. Emerging markets such as Asia, which we expect to be a key focus for many of our prospective sponsors, will form an important element of our future sponsorship efforts.

Our current sponsors

The following graph shows our annual sponsorship revenue for each of the last three fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreement with Nike.

The table below highlights some of our global and regional sponsors as of the date of this prospectus:

Sponsor	Type of sponsorship	Product category
Aon	Global sponsor	Shirt sponsor, insurance affinity
DHL	Global sponsor	Training apparel sponsor
Chevrolet	Global sponsor	Automobile
Singha	Global sponsor	Beer
Concha y Toro	Global sponsor	Wine
Thomas Cook	Global sponsor	Travel
Hublot	Global sponsor	Timepiece
Turkish Airlines	Global sponsor	Airline
Epson	Global sponsor	Office equipment
Honda	Regional sponsor (Thailand)	Motorcycles
Smirnoff	Regional sponsor (Asia)	Beverage (responsible drinking partner)

Note: Sponsorship revenue from Aon was £17.8 million, or 32.4% of our total sponsorship revenue, for the year ended June 30, 2011. Other than our shirt sponsorship agreements, we are not party to any agreement with any sponsor that is expected to contribute more than 4% of our revenue in any fiscal year (based on revenue in fiscal year 2011).

Sponsorship income from the Premier League

In addition to revenue from contracts that we negotiate ourselves, we receive revenue from sponsorship arrangements negotiated collectively by the Premier League on behalf of its member teams. We receive, for example, income from the sale by the Premier League of the right to have a brand identity associated with the Premier League competition. The current title sponsor is Barclays plc under a contract that will expire at the end of the 2012/13 season and pays the league £82.5 million over the course of the three year contract. In July 2012, the Premier League entered into a new title sponsor agreement with Barclays plc that will expire at the end of the 2015/16 season and will pay the league £120 million over the course of the three year contract. Income from other commercial contracts negotiated by the Premier League is shared equally between the clubs that are to be in the Premier League for the season to which the income relates. Our pro rata income received from the other commercial contracts negotiated by the Premier League is not material to the Company's results of operations.

Shirt sponsor

We are in the second season of a shirt sponsorship with Aon that is contracted through the end of the 2013/14 season. Under the agreement, we grant Aon exclusive shirt sponsorship rights which include the right for Aon to have its logo on our playing and replica kit, the right to use our brand and intellectual property in certain marketing campaigns as well as the right to advertise certain products at our stadium and in club media.

In addition to our shirt sponsorship agreement, we have an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The shirt sponsorship and affinity agreements were entered into on May 24 and 27, 2009, respectively, and expire on June 30, 2014 and June 30, 2015, respectively. Together, the agreements guarantee an aggregate minimum of approximately £88 million in payments to the club. Shortly after signing, Aon made a payment to us of £34.3 million, representing an advance payment of approximately £8.6 million for each year of the shirt sponsorship agreement. Termination of the affinity agreement is not inter-conditional with the termination of the shirt sponsorship agreement. We retain the unilateral right to terminate either contract if the other is terminated. Our shirt sponsorship agreement with Vodafone provided for revenue of approximately £8.0 million per year for the years ended June 30, 2000 through June 30, 2006 and our shirt sponsorship with AIG provided for revenue of approximately £14.1 million per year for the years ended June 30, 2007 through June 30, 2010. The Vodafone and AIG shirt sponsorships included sponsorship rights to our training kit while the Aon agreement does not; sponsorship rights to our training kit during the term of the Aon agreement have been sold in a separate agreement to DHL. Our shirt sponsorship contracts are an example of our demonstrated ability to increase the value of our sponsorship relationships by either renewing our contract with an existing sponsor in return for increased payments or negotiating an agreement with a new sponsor in the category for increased payments.

The shirt sponsorship agreement gives Aon typical termination rights for a contract of this nature in respect of a material breach. In the event that Aon successfully terminates the shirt sponsorship agreement for a material breach, we will be required to pay a termination payment to Aon in respect of the advance payment made by Aon. This payment is calculated by reference to the number of days remaining in the contract's term and the initial down payment made by Aon.

Only July 26, 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual revenue from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We will also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement. Total revenue payable through the end of the 2020/21 season under our new shirt sponsorship agreement is approximately $559 million.

The following graph shows our growth from shirt sponsorships over the past 12 years:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Vodafone and AIG shirt sponsorship agreements included sponsorship rights for our training kit. The Aon shirt sponsorship agreement does not include sponsorship rights for our training kit.

Training kit partner

As a continuation of our approach to categorizing our commercial rights, we are in the first season of a training kit partnership with DHL. Our kit includes apparel worn by our players while training and while warming up prior to a match. The agreement was signed in August 2011 and is contracted through the end of the 2014/15 season. As part of this new partnership, we have upgraded DHL from our global logistics sponsor to our training kit sponsor. Under the training kit partnership agreement, we grant DHL the rights to have its logo on all training kit worn by the team as well as replica training kit, which provides DHL with both significant media exposure and a significant retail presence. We also grant DHL the right to use our brand and intellectual property in certain marketing campaigns as well as the right to advertise certain products in our stadium and club media. The training kit partnership agreement gives DHL typical termination rights for a contract of this nature in respect of material breach and insolvency. In addition, DHL has a right to terminate the contract on either June 30, 2013 or June 30, 2014 by giving notice on September 30 of the prior year.

Global, regional and supplier sponsors

In addition to revenue from our shirt and training kit sponsors, we generated a further £23.5 million in the year ended June 30, 2011 from global, regional and supplier sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

Global sponsors are granted certain marketing and promotion rights with respect to our brand and intellectual property as well as exposure on our media, such as digital perimeter boards at Old Trafford, MUTV and our website. These rights are granted on a global basis and are exclusive by category. Regional sponsors are granted certain marketing and promotion rights and media exposure, however these rights are granted for a limited number of territories. Regional sponsors are able to use the rights in their designated territory on an exclusive basis, however they are not granted global category exclusivity. Examples of our regional sponsors include Saudi Telecom Company, Smirnoff, Honda and Telekom Malaysia.

Financial services affinity sponsorship

There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis.

Exhibition games and promotional tours

We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last three years, we have played 15 exhibition games in the United States, Canada, Ireland, Mexico, Malaysia, South Korea and China.

We receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2010/11 season, our promotional exhibition games and promotional tours generated £5.4 million of revenue. We believe promotional tours represent a significant growth opportunity as we continue to play exhibition games around the world.

Retail, Merchandising, Apparel & Product Licensing

Unlike American teams in the NFL, MLB and NHL, Manchester United retains full control of the use and monetization of its intellectual property rights worldwide in the areas of retail, merchandising, apparel & product licensing.

Our retail, merchandising, apparel & product licensing business is currently managed by Nike. We are in the tenth year of a 13 year agreement with Nike, which guarantees an aggregate minimum of £303 million in sponsorship and licensing fees to the club, subject to certain reductions discussed below. Under the terms of the agreement, we granted Nike an exclusive license to exploit certain of our intellectual property, retail, promotional and image rights, subject to certain exceptions. Nike has incorporated a subsidiary, Manchester United Merchandising Limited ("MUML"), to which it has granted a sublicense in respect of those certain rights. Nike supplies our playing kit and, through MUML, operates our global product licensing, merchandising and the retail operations. A range of products, including the replica kit, training wear and other apparel are sold through the club store at Old Trafford as well as retail outlets throughout the world.

In addition, net profits (over and above sponsorship and licensing fees) generated by Nike from the licensing, merchandising, and retail operations are shared equally between us and Nike over the duration of the contract. We recognize revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. Since the 2009/10 season, we have invested in staff and resources dedicated to maximizing cumulative profits and worked closely with Nike to grow the revenue and profit of this merchandising business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Judgments."

Payments due to us from Nike under the agreement may be affected by the performance of our first team. The amount payable in any particular year may be reduced under various circumstances, including among other things, if our first team is relegated from the Premier League or fails to qualify for certain European competitions. The amount of the reduction in payment depends upon the circumstances, but the maximum possible reduction would be £6.35 million per season if our first team is relegated from the Premier League.

The agreement with Nike is subject to typical reciprocal termination provisions for a contract of this nature in respect of material breach and insolvency. Nike may also terminate the agreement upon certain events occurring, including Manchester United ceasing to exercise authority over the management and operations of our teams and our first team being banned from any national or international competition for two or more seasons.

Retail

In addition to our flagship retail store at Old Trafford, Manchester United branded retail locations have recently opened in Singapore, Macau, Thailand and India. Nike currently manages our retail stores under our agreement with them. We plan to expand our global retail footprint over the next several years.

Merchandising & product licensing

MUML currently has over 200 licensees serving over 130 countries. These licensees produce a wide range of Manchester United products like mugs, bedding and toys, which are coveted by our followers around the world. Under our product licensing agreements, we receive royalties from the sales of specific Manchester United branded products. Under some product licensing agreements, we receive a minimum guaranteed payment from the licensee. Some licensees are granted exclusive rights under specific product categories on a global basis; others are granted exclusive rights under specific product categories, but only within a specific country or geographic region. Some licensees are permitted to sublicense within their geographic region.

Wholesale apparel

Replica uniforms, training wear

The Manchester United jersey and training wear are completely redesigned for each season. The annual launch of the new jersey is always a much-anticipated day for our global community of followers. The result is a robust wholesale apparel business that sold over 5 million items of Manchester United branded licensed products, including 2 million replica jerseys, around the world in the last year.

E-commerce

We currently have an arrangement for online retailing with Kitbag and our official online store is branded as "United Direct." The store sells a range of Manchester United branded merchandise including official replica kit and other clothing from Nike. In addition, we offer a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a royalty amounting to a percentage of gross sales of the merchandise sales generated online.

We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved digital shopping experiences, greater product availability and more efficient fulfillment. Specifically, we intend to improve our ability to target merchandise offerings to our followers using their stated preferences and historical behavior. In addition, we will enable global and regional product delivery and payment collection. We plan to develop partnerships with companies that have expertise in e-commerce, logistics and distribution by region in order to grow our online retailing and integrate it across our new media and mobile platforms.

New Media & Mobile

Digital media

Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 42 countries. Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of more than 5 million unique users and approximately 62 million page views per month. We use our website, which incorporates e-commerce and video subscription services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience. Our Facebook page currently has over 26.5 million connections and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since July 2010:

*
Our historical growth in Facebook connections does not guarantee that we will achieve comparable growth in Facebook connections in the future.

The proliferation of digital television, broadband internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our website and other digital media platforms for direct-to-consumer businesses, including selling premium services such as international digital memberships, video and exclusive content subscriptions, other media services and e-commerce. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base.

Content and localization

Our digital media properties are an increasingly important means through which we engage with our international fan base. In the United Kingdom, coverage of Manchester United and the Premier League is prevalent in print, television and digital media. We believe we face less competition in international markets for Manchester United coverage and can therefore attract and retain a greater portion of our followers to our own digital media offering. To take advantage of that opportunity, we will increasingly seek to develop additional premium and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world. Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content.

We currently have international language websites in English, Spanish, French, Arabic, Chinese, Korean and Japanese, which enable us to engage with our followers in their native language. We intend to develop further international language websites with Portuguese, Indonesian/Bahasa and Thai as our initial priorities, given the significant number of our followers who use those languages. In addition to translating the content from our English language offerings, we intend to develop tailored content for each of the above languages. We believe this localization will enhance the relevance of our content for our followers, improve the level of follower engagement and increase the revenue generating potential of our digital media offerings.

Mobile services and applications

We currently offer digital content to mobile devices under our "MU Mobile" brand. Users can access content and a video service via an "MU Mobile" wireless application protocol or mobile site.

We have entered into regional agreements with mobile operators to whom we grant rights to operate our "MU Mobile" service in 42 countries. These rights include the permission to deliver Manchester United content to customers on a territory-exclusive basis and certain intellectual property rights to market and promote the service in the relevant region. The content provided includes highlight clips, match and news text alerts, ringtones and wallpapers. Our mobile and telecommunications partners operate the service on a geographically exclusive basis and use our intellectual property to drive awareness of their brands and product offerings. These partnerships are based on contracts lasting from two to five years. The following graph shows the growth in number of countries where MU Mobile service has become available over the last four years:

Number of Countries with MU Mobile Service

We have granted rights to operate our "MU Mobile" service in the following countries:

• Bahrain	• Hong Kong	• Niger	• Sri Lanka
• Bangladesh	• India	• Nigeria	• Swaziland
• Benin	• Iraq	• Oman	• Tanzania
• Botswana	• Jordan	• Pakistan	• Turkey
• Bulgaria	• Kenya	• Qatar	• United Arab Emirates
• Burkina Faso	• Kuwait	• Republic of the Congo	• Uganda
• Cambodia	• Laos	• Rwanda	• Vietnam
• Chad	• Lebanon	• Saudi Arabia	• Yemen
• Democratic Republic of the Congo	• Madagascar	• Seychelles	• Zambia
• Gabon	• Malawi	• Sierra Leone
• Ghana	• Malaysia	• South Africa

Mobile Revenue Growth

There has been a significant increase in the prevalence of broadband mobile and video-enabled mobile devices in recent years. Mobile devices such as the Apple iPhone and those based on the Android operating system enable consumers to browse the internet, watch video, access dedicated applications and conduct e-commerce through their mobile device. As a consequence, our followers are increasingly seeking to access our website and other content via mobile devices.

We intend to develop multi-platform mobile sites and mobile applications that will facilitate access for our followers to our content across a range of devices and carriers in order to meet global demand.

Video on demand

The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. We currently offer a basic video on demand service branded "MUTV Online" which provides subscribers with limited access to match highlights, and club news bulletins.

Going forward, however, we intend to leverage the strength of our MUTV platform to generate improved and localized content such as high definition highlights, customized highlights and features on the club's players. We intend to distribute this content on a subscription and pay-per-view basis. Depending on the market, we may offer video on demand services via our media partners as part of a comprehensive suite of media rights as well as on a direct-to-consumer basis from us.

Social media

With 659 million followers worldwide, we believe there is a significant opportunity to leverage the capabilities of social media platforms to augment our relationships with our followers around the world. By establishing an official presence on these platforms, we believe we will be able to deepen the connections with our follower base and improve our ability to market and sell products and services to our followers.

We currently have over 26.5 million connections on our Facebook page. We use Facebook as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience. While there is no guarantee that our Facebook connections will continue to grow at comparable rates in the future, we believe Facebook will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, which will enhance our ability to convert them into customers through international memberships, video on demand subscriptions and e-commerce.

Beyond Facebook, we intend to expand our reach through different social media platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms. For example, in China, this may include microblogs such as QQ and Sina Weibo, video sharing platforms such as Youku and Tudou, as well as social networking websites such as QQ and RenRen. We believe this expansion will enable us to broaden the reach of our brand and the content we produce as well as enhance our engagement with followers in many of our key international and emerging markets.

Customer relationship management

One of our ongoing strategic objectives is to further develop our understanding of and deepen the relationships with our followers. We operate a customer relationship management ("CRM") program in order to better understand the size, location, demographics and characteristics of our follower base on an aggregated basis. Our CRM program enables us to more effectively target our product and service offerings such as digital subscription services, merchandise and tickets. A deep understanding of our follower base is also valuable to sponsors and media partners who seek to access specific customer categories with targeted and relevant advertising.

Broadcasting

Broadcasting includes all revenue covering domestic and international television and radio rights to the Premier League, the Champions League and domestic cup competitions. Revenue from the sale of television rights are represented by both free television and pay television worldwide. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world.

Broadcasting revenue including, in some cases, prize money received by us in respect of the various competitions will vary from year to year. This is partly due to the fact that the total amount available from each competition will vary and partly because our share of the total amount is based on the level of success of our first team in those competitions.

In respect of the Premier League, media agreements are typically three years in duration and are collectively negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for the season and the clubs that were relegated from the Premier League in prior seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" development), the income from the sale of the United Kingdom television rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league. Income from the sale of the rights to televise Premier League matches by broadcast and radio is shared equally between the current clubs. Since the inception of the Premier League in 1992, we have been among the top two clubs in earnings from these sources each season.

In the Champions League, media agreements are typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, representing a significant portion of the total, and an additional amount for each match played as well as a bonus based on its performance in the group and qualification for the round of 16, quarter-finals, and semi-finals. The runner-up and winner of the competition also earn additional amounts. In the 2010/11 season, each club received a total of €7.2 million in participation and match bonuses. In addition, each club had the potential to earn up to €4.8 million in performance bonuses. Qualification for the round of 16 was worth an additional €3.0 million per club, an additional €3.3 million per club for the quarter-finals, and an additional €4.2 million per club for the semi-finals. The runner-up of the competition earned an additional €5.6 million and the winner earned an additional €9.0 million.

A second and third component of revenue is determined by a club's position in its domestic league at the end of the previous season as well as its performance in the Champions League in the current season relative to other clubs from its home country.

Some of the broadcasting revenue in certain of the competitions in which our first team competes is distributed in the form of prize money. Therefore, depending on the performance of our first team in certain competitions, we may be awarded some of this prize money.

MUTV

MUTV is the global television channel for Manchester United and is broadcast in 54 countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including news, game highlights, and exclusive "behind the scenes" coverage our club.

Depending on the market, we may offer our suite of media rights as a bundle giving exclusive access to one multi-platform media provider or offer MUTV as a single product to television distributors. MUTV features a range of content generated from its own production facilities.

In the United Kingdom, MUTV is offered directly to consumers through the Sky and Virgin Media distribution platforms. Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis and can include certain promotional rights.

MUTV was founded in 1997 to be a dedicated television channel for the club. MUTV Limited, the owner of MUTV, was originally an equal equity interest joint venture between us, Sky Ventures Limited, a wholly-owned subsidiary of Sky, and ITV plc. This partnership was originally envisaged to be one in which Manchester United provided the intellectual property and content, ITV plc provided production capability, and Sky provided the distribution capability. We bought ITV plc's one-third share in MUTV Limited in November 2007 and now own 66.7% of MUTV Limited. MUTV generates its own content and operates its own production capability.

On May 27, 2010, we entered into a letter agreement with MUTV to acquire MUTV's international distribution rights for a period of three years from June 1, 2010 through May 31, 2013. Although the letter agreement was stated to be subject to a long-form contract to be concluded by June 25, 2010, both we and MUTV have been operating, and continue to operate, on the basis of the letter agreement. Acquiring MUTV's international distribution rights has supported us in establishing direct relationships with media, television and telecommunications providers around the world. The letter agreement contains a recurring option for us to extend its term for successive periods of three years. The financial terms for the three year periods from June 1, 2013 through May 31, 2016, from June 1, 2016 through May 31, 2019 and from June 1, 2019 through May 31, 2022 are based on the financial terms for the period from June 1, 2010 through May 31, 2013 (subject to a formula-based adjustment). The letter agreement allows for a financial review to take place in June 2021 (to take effect from June 1, 2022).

MUTV features a range of content, the primary categories of which are:

  •
  highlights from games and other time-delayed game footage, both of which are subject to certain holdback periods under the agreements between media distributors, the participating clubs and the Premier League and UEFA;
  •
  live coverage of promotional tours and exhibition games; and
  •
  lifestyle programming and other "behind the scenes" content profiling the club, our history, our manager and our players.

The following is a list of all countries where MUTV coverage is provided as of the date of this prospectus.

MUTV Partner Coverage

• Angola	• Dominican Republic	• Iceland	• Mozambique	• Seychelles
• Australia	• El Salvador	• Italy	• Nicaragua	• Sierra Leone
• Benin	• Eritrea	• Ivory Coast	• New Zealand	• Singapore
• Brazil	• Ethiopia	• Kenya	• Niger	• South Africa
• Burundi	• Gambia	• Liberia	• Nigeria	• South Korea
• Burkina Faso	• Ghana	• Malawi	• Norway	• Tanzania
• Cameroon	• Guinea	• Malaysia	• Panama	• Thailand
• Cape Verde	• Guinea-Bissau	• Mali	• Poland	• Togo
• Costa Rica	• Guatemala	• Malta	• Portugal	• Uganda
• Cyprus	• Honduras	• Mauritius	• Rwanda	• Zambia
• Czech Republic	• Hong Kong	• Mexico	• Senegal

Matchday

Our stadium, which we own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford. Old Trafford is now the largest football club stadium in the United Kingdom, with a capacity of 75,766, and has one of the highest attendance rates of any football club in the Premier League. The stadium has been completely renovated and has all the modern luxuries of any new stadium, including 155 luxury boxes, approximately 8,000 executive club seats, 15 restaurants and 4 sports bars.

We have one of the highest capacity utilizations among English clubs, with an average attendance for our home Premier League matches of 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season. We also derive revenue from the sale of hospitality packages, food, drinks, event parking and programs on matchdays.

Other Matchday revenue includes matchday catering, event parking, program sales as well as membership and travel, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including football matches as part of the London 2012 Olympic Games and the annual Rugby Super League Grand Final), music concerts and entertainment events.

We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from matchday sales going forward.

Manchester United Museum

The Manchester United Museum is located in Old Trafford. It chronicles Manchester United's 134-year history. In addition, it houses the club's most precious artifacts and trophies. In 2010/2011, approximately 310,000 people visited the Manchester United Museum making our museum the most visited football club museum in the United Kingdom.

Membership Program

We also operate a membership program. Individuals who become Official Members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £30 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount.

UEFA Financial Fair Play Regulations

On May 27, 2010, UEFA adopted the "UEFA Club Licensing and Financial Fair Play Regulations," which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

The regulations contain a "break-even" rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below.

In addition, the regulations provide that football clubs who are granted a licence by their national association will then be required to comply with a "monitoring" process. The monitoring process will involve the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body ("CFCB"). The CFCB is part of UEFA's Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the Financial Fair Play rules include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from European competitions.

The first break-even assessment will begin ahead of registration for the 2013/14 season. The break-even assessment will be based on the sum of financial information for the three seasons prior to the assessment date with the exception of the first assessment for the 2013/14 season which will take into consideration the financial statements for football club financial years ending in 2012 and 2013. Monitoring of overdue payables commenced from June 2011. The first sanctions may be applied from the 2014/15 season.

With respect to the "break-even" rule, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited to just €5 million; however, in order to transition clubs into the new regime, UEFA has established higher deficit amounts for the three year cumulative period (two years for the first test), which decrease over time, and are only available if the deficit is reduced to the permitted €5 million by equity contributions by equity participants and/or related parties. The transition deficit thresholds are:

  •
  €45 million for 2013/14 and 2014/15;
  •
  €30 million for 2015/16, 2016/17 and 2017/18; and
  •
  less than €30 million for 2018 and beyond.

Any club which exceeds the transitional deficit amounts will automatically be in breach of the "break-even" rule, irrespective of any equity contributions. However, for the first two monitoring periods only (i.e. 2013/14 and 2014/15) UEFA will also consider (1) if the quantum and trend of losses is improving; (2) if the over-spend is caused by the deficit in 2011/12 which in turn is due to wages of players that were contracted before June 2010 (when the fair-play rules were approved); and (3) impact of changes in exchange rates.

We already operate within the financial fair play regulations, and as a result we believe we are in a position to benefit from our strong revenue and cost control relative to other European clubs and continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

We are committed to a wide-ranging corporate social responsibility program through the Manchester United Foundation. The work of the Foundation is divided into three areas: (i) local community initiatives such as the Football in the Community program, which has provided training and support to residents of Greater Manchester; (ii) our global charitable partnership with UNICEF; and (iii) partnerships with local charities The Christie and Francis House Children's Hospice to assist in their initiatives and fundraising. United for UNICEF, the international charity partnership between Manchester United and UNICEF, has had a positive impact on the lives of over 1.5 million children in countries across the globe, including China, India, Thailand, Laos, Vietnam, South Africa, Mozambique, Afghanistan and Iraq. The projects supported have included work with children affected by emergencies like the 2004 tsunami in Thailand and those living in poverty, often with no access to education and at risk from exploitation.

Intellectual Property

We consider intellectual property to be important to the operation of our business, and critical to driving growth in our Commercial revenue, particularly with respect to sponsorship revenue. Certain of our commercial partners have rights to use our intellectual property. In order to protect our brand we generally have contractual rights to approve uses of our intellectual property by our commercial partners.

We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications, with an emphasis on seeking and maintaining trademark registrations for the words "Manchester United" and the club crest. We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio visual footage.

Enforcement of our trademark rights is important in maintaining the value of the Manchester United brand. There are numerous instances of third parties infringing our trademarks, for example, through the manufacture and sale of counterfeit products. While it would be cost-prohibitive to take action in all instances, our aim is to consistently reduce the number of Manchester United related trademark infringements by carrying out coordinated, cost-effective enforcement action on a global basis following investigation of suspected trademark infringements. Enforcement action takes a variety of forms. In the United Kingdom, we work with enforcement authorities such as trading standards and customs authorities to seize counterfeit goods and to stop the activities of unauthorized sellers. Overseas enforcement action is taken by approved lawyers and investigators. Those lawyers and investigators are instructed to work with, where feasible, representatives of other football clubs and brands that are experiencing similar issues within the relevant country in order that our enforcement action costs can be minimized as far as possible. We also work with the Premier League in respect of infringements that affect multiple Premier League clubs, in particular in Asia. We also take direct legal action against infringers, for example, by issuing cease and desist letters or seeking compensation when we consider that it is appropriate to do so.

In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Manchester United Limited (UK) of such footage will be the subject of a license from the competition organizer.

As part of our ongoing investment into intellectual property, we are in the process of implementing a program that is designed to detect intellectual property infringement in a digital environment and to facilitate taking action against infringers.

Competition

From a business perspective, we compete across many different industries and within many different markets. We believe our primary sources of this competition include, but are not limited to:

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  Football clubs:  We compete against other football clubs in the Premier League for match attendance and matchday revenue. We compete against football clubs around Europe and the rest of the world to attract the best players and coaches in the global transfer and football staff markets.
  •
  Television media:  We receive media income primarily from the Premier League and Champions League media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed " — Revenue Sectors — Broadcasting." On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.
  •
  Digital media:  We compete against other digital content providers for consumer attention and leisure time, advertiser income and consumer e-commerce activity.
  •
  Merchandise and apparel:  We compete against other providers of sports apparel and equipment.
  •
  Sponsorship:  As a result of the international recognition and quality of our brand, we compete against many different outlets for corporate sponsorship and advertising income, including other sports and other sports teams, other entertainment and events, television and other traditional and digital media outlets.
  •
  Live entertainment:  We compete against alternative forms of live entertainment for the sale of matchday tickets, including other live sports, concerts, festivals, theatre and similar events.

As a result, we do not believe there is any single market for which we have a well-defined group of competitors.

Real Property

We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving credit facility and our senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight Terminal is not encumbered as it has already been given as security under the Alderley Facility; and (b) the Carrington Training Ground is not encumbered.

Key property and location	Primary function	Owned/leased	Owner/lessor	Area
				(approx. m2)
Old Trafford Football Stadium, Manchester, Lancashire	Football stadium	Owned (freehold)	Manchester United Limited (UK)	205,000
Carrington Training Ground, Carrington, Trafford	Football training facility	Owned (freehold)	Manchester United Limited (UK)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	Manchester United Limited (UK)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	Manchester United Limited (UK)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	Alderley Urban Investments Limited	107,000
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	Manchester United Limited (UK)	23,000
Office space, central London	Offices	Leased (through March 2021)	Manchester United Limited (UK)	1,100
Office space, central Hong Kong	Offices	Leased (through September 2014)	Manchester United Limited (UK)	500

Legal Proceedings

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any losses arising from these legal proceedings is remote and accordingly no provision has been made in the consolidated balance sheet as of March 31, 2012 in accordance with IFRS.

Subsidiaries

Our directly or indirectly wholly-owned material subsidiaries include the following, all of which are companies incorporated in England and Wales: Red Football Shareholder Limited; Red Football Joint Venture Limited; Red Football Limited; Red Football Junior Limited; Manchester United Football Club Limited; MU Interactive Limited; Alderley Urban Investments Limited; MU Finance plc; and Manchester United Limited (UK). We also own approximately 66.7% of MUTV Limited, a company incorporated in England and Wales, the other 33.3% of which is owned by Sky Ventures Limited.

Customers

Our top five customers, measured in terms of credit exposure, represented 46.4%, 57.7% and 51.5% of our total revenue in each of the years ended June 30, 2009, 2010 and 2011, respectively. Our material customers are the Premier League, UEFA, Nike and Aon. See "Risk Factors — Risks Related to Our Business — We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer, measured in terms of credit exposure, is the Premier League, who represented 19.5%, 19.5% and 19.1% of our total revenue in each of the years ended June 30, 2009, 2010 and 2011, respectively. Our second largest customer, measured in terms of credit exposure, is UEFA, who represented 12.0%, 14.2% and 15.4% of our total revenue in each of the years ended June 30, 2009, 2010 and 2011, respectively.

MANAGEMENT

Executive Officers and Directors

The following table lists each of our current executive officers, directors and director designees and their respective ages and positions as of the date of this prospectus.

Name	Age	Position
Avram Glazer	51	Executive Co-Chairman and Director
Joel Glazer	45	Executive Co-Chairman and Director
David Gill	55	Chief Executive Officer and Director
Edward Woodward	40	Executive Vice Chairman and Director
Richard Arnold	41	Commercial Director and Director
Michael Bolingbroke	46	Chief Operating Officer
Jamieson Reigle	35	Director of Corporate Development
Kevin Glazer	50	Director
Bryan Glazer	47	Director
Darcie Glazer Kassewitz	44	Director Designee
Robert Leitão	49	Director
Manu Sawhney	45	Director Designee

The following is a brief biography of each of our executive officers, directors and director designees:

Avram Glazer, aged 51, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited (UK). Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 45, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited (UK). Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

David Gill, aged 55, is Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on April 30, 2012. He is currently the Chief Executive Officer of Manchester United Limited (UK), a member of the board of Manchester United Football Club Limited, Chairman of MUTV Limited and Chairman of the board of trustees of the Manchester United Foundation. He joined Manchester United Limited as Finance Director in 1997 and was appointed Deputy Chief Executive in August 2000, Managing Director in July 2001 and Chief Executive Officer in September 2003. On July 14, 2006, Mr. Gill was elected to the board of the Football Association, the governing body of association football in England, and is a member of the FA Premier League Audit and Remuneration Committee. Additionally, Mr. Gill is a member of the board of the European Club Association, an organization representing football clubs in Europe. His seat, along with the rest of the board of the European Club Association, is up for re-election in 2013. Mr. Gill is a member of the UEFA professional Football Strategy Council, and vice chairman of UEFA's Club Competition Committee. Mr. Gill received a Bachelor of Commerce degree from the University of Birmingham in 1978 and in July 2011 he was awarded an Honorary Doctorate from the University. He received his Chartered Accountancy qualification in 1981.

Edward Woodward, aged 40, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on April 30, 2012 and is currently the Executive Vice Chairman of Manchester United Limited (UK), having been elected to its board of directors in February 2008. He is also director of

Manchester United Merchandising Limited and MUTV and is on the Marketing Committee of the European Clubs Association. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercialising the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

Richard Arnold, aged 41, is the Commercial Director of the Company and will become a Director of the Company upon consummation of this offering. He is responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and new media & mobile business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

Michael Bolingbroke, aged 46, is the Chief Operating Officer of the Company. He is responsible for ticketing, hospitality, match and non-matchday operations, club secretarial functions, property management and corporate services including finance, human resources, legal and information technology. He is also a board member of MUTV and a trustee on the board of the Club's Pension Fund. Prior to joining the Company, Mr. Bolingbroke was previously the Senior Vice President, Shows at Cirque du Soleil, where he worked from March 2001 to April 2007 managing the strategy, profitability and operations of the Company's global business comprising fixed and touring shows. Prior to joining Cirque du Soleil, Mr. Bolingbroke was the Senior Vice President, Operations at the Jim Henson Company, where he worked from July 1992 to March 2001. Mr. Bolingbroke was also on the board of MUML (Manchester United Limited's joint venture partnership with Nike) from October 9, 2007 to May 25, 2010. Mr. Bolingbroke received his Bachelor of Arts degree from Reading University in 1987 and a Master of Business Administration from the London Business School in 2001. He has been a member of the Institute of Chartered Accountants since 1991.

Jamieson Reigle, aged 35, is the Director of Corporate Development of the Company. He is responsible for the Company's capital structure and investor relations. He also leads strategic initiatives across the commercial and media businesses. Mr. Reigle was appointed as Managing Director, Asia in March 2012 and will be responsible for the management and growth of the Company's businesses in Asia. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

Kevin Glazer, aged 50, will become a Director of the Company upon consummation of this offering. He is currently a director of Red Football Limited and a director of Manchester United Limited (UK). He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 47, will become a Director of the Company upon consummation of this offering. He is currently a director of Red Football Limited and Manchester United Limited (UK). He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 44, will become a Director of the Company in September 2012. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Robert Leitão, aged 49, will become a Director of the Company upon consummation of this offering. He is currently Head of Rothschild's Global Financing Advisory business based in the UK. Mr. Leitão joined Rothschild in 1998 as a director and was appointed managing director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as a Trustee for The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

Manu Sawhney, aged 45, will become a Director of the Company in September 2012. He is currently ESPN STAR Sports Asia's ("ESS") Managing Director. As Managing Director, Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing/Network Presentation. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipments company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India.

Family Relationships

Our Executive Co-Chairmen and Directors Avram Glazer and Joel Glazer, Directors Bryan Glazer and Kevin Glazer and Director Designee Darcie Glazer Kassewitz are siblings.

Arrangements or Understandings

None of our executive officers, directors or director designees have any arrangement or understanding with our principal shareholder, customers, suppliers or other persons pursuant to which such executive officer, director or director designee was selected as an executive officer, director or director designee.

Foreign Private Issuer and Controlled Company Exemptions

In general, under the New York Stock Exchange corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we intend to follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not intend to have a board of directors composed of a majority of independent directors or a remuneration committee or nominating and corporate governance committee composed entirely of independent directors.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the New York Stock Exchange corporate governance rules. A "controlled company" under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder will control a majority of the combined voting power of our outstanding ordinary shares upon completion of this offering, and our principal shareholder will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the New York Stock Exchange corporate governance rules including exemptions from the requirements that a majority of the directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

The foreign private issuer exemption and the "controlled company" exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors. However, under the New York Stock Exchange rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

If at any time we cease to be a "controlled company" or a "foreign private issuer" under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the New York Stock Exchange corporate governance rules.

Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all the New York Stock Exchange corporate governance standards. See "Description of Share Capital."

Board of Directors

Upon consummation of this offering, we will have eight directors, one of whom will be an independent director, on our board of directors. In September 2012, we intend to increase the size of our board of directors to 10 by nominating and electing Darcie Glazer Kassewitz and Manu Sawhney as directors of the Company. Manu Sawhney is expected to be an independent director of the Company. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. See "Description of Share Capital." Each of our directors holds office until he resigns or is recused from office as discussed above.

Our board of directors will establish an audit committee and a remuneration committee prior to the consummation of this offering.

Committees of the Board of Directors and Corporate Governance

Upon completion of this offering, our board of directors will have established an audit committee and a remuneration committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit committee

Upon consummation of this offering, our audit committee will consist of Mr. Robert Leitão. Our board of directors has determined that Mr. Robert Leitão satisfies the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão will act as chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

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  reviewing with our independent registered public accounting firm any audit issues or difficulties and management's response;

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  discussing the annual audited financial statements with management and our independent registered public accounting firm;

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  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

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  annually reviewing and reassessing the adequacy of our audit committee charter;

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  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

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  meeting separately and periodically with management, our internal auditors and independent registered public accounting firm.

Remuneration committee

Upon consummation of this offering, our remuneration committee will consist of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer will be the chairman of our remuneration committee.

The remuneration committee will be responsible for, among other things:

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  determining the levels of remuneration for each of our executive officers and directors; however, no member of the remuneration committee will participate in decisions relating to his or her remuneration;

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  establishing and reviewing the objectives of our management compensation programs and compensation policies;

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  reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;

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  evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management; and

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  reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan.

We intend to avail ourselves of certain exemptions afforded to foreign private issuers under New York Stock Exchange rules, which will exempt us from the requirement that we have a remuneration committee composed entirely of independent directors.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics will be available on our website upon consummation of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Duties of Directors and Conflicts of Interest

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Pursuant to our amended and restated articles of association, a director who is in any way interested in a contract or transaction with the company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2012 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits, and pension contributions. Total amount of compensation paid and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2012 was £6.4 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2012 was £116,588.

Employment or Service Agreements

We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. We intend to amend these employment and service agreements in connection with the consummation of this offering in order to reward the members of our executive management for their efforts in connection with this offering and to align the interests of our executive management with our shareholders going forward. Accordingly, the amendments provide for the payment of an aggregate of approximately £1,250,000 in bonuses conditioned upon the consummation of this offering ("IPO Bonuses") to the members of our executive management. The IPO Bonuses shall be payable in the form of shares (in a number to be determined based upon the initial price to the public of our Class A ordinary shares in this offering) granted at the time of the consummation of this offering and shall be subject to varying vesting schedules over a three year period. In order to encourage retention, each member of our executive management must remain employed by us through each applicable vesting date or else such shares will be forfeited. In addition, the amendments provide that members of our executive management will be eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our Equity Plan (the "LTIP Awards"). The amount of the LTIP Awards will generally be subject to the discretion of our board of directors and our remuneration committee. It is anticipated that, in order to encourage retention, the LTIP Awards will be eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of LTIP Awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member's annual salary for so long as such member is employed by us. Finally, the amendments adjust the potential post-employment arrangements with certain of the members of our executive management. The amendments will become effective upon the consummation of this offering.

We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Employees

As of March 31, 2012, we employed 710 employees providing full-time services. We are not signatory to any labor union collective bargaining agreement. In each of the last three years, we engaged an average of 2,024 temporary employees on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during matchdays at Old Trafford. The number of our employees providing full-time services ranged from a low of 591 to a high of 628 over the last three fiscal years. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

Potential Changes to our Remuneration Structure Contingent Upon the Consummation of this Offering

2012 Equity Incentive Award Plan

Prior to the consummation of this offering, we will adopt a 2012 Equity Incentive Award Plan (the "Equity Plan"). The principal purpose of the Equity Plan will be to attract, retain and motivate selected employees, consultants and non-employee directors through the granting of share-based and cash-based compensation awards. The principal features of the Equity Plan are summarized below.

Share reserve

Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares will initially be reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards.

Administration

The remuneration committee of our board of directors (or other committee as our board of directors may appoint) will administer the Equity Plan unless our board of directors assumes authority for administration. Subject to the terms and conditions of the Equity Plan, the administrator will have the authority to select the persons to whom awards are to be made, to determine the types of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to the administration of the Equity Plan. Our board of directors will have the authority at all times to remove the remuneration committee (or other applicable committee) as the administrator and revest in itself the authority to administer the Equity Plan.

Eligibility

The Equity Plan will provide that share options, share appreciation rights ("SARs"), restricted shares and all other awards may be granted to individuals who will then be our non-employee directors, officers, employees or consultants or the non-employee directors, officers, employees or consultants of certain of our subsidiaries.

Awards

The Equity Plan will provide that the administrator may grant or issue share options, SARs, restricted shares, restricted share units, deferred shares, deferred share units, dividend equivalents, share payments and other share-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Share Options will provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.

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  Restricted Shares may be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, will be forfeited for no consideration or repurchased by us at the original purchase price (if applicable) if the conditions or restrictions on vesting are not met. The Equity Plan will provide that restricted shares generally may not be sold or otherwise transferred until the applicable restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until the restrictions are removed or expire.

  •
  Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The Equity Plan will provide that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, Class A ordinary shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the Class A ordinary shares are issued.

  •
  Deferred Share Awards will represent the right to receive Class A ordinary shares on a future date. The Equity Plan will provide that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying Class A ordinary shares of deferred shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Deferred Share Unit Awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit award will entitle the holder thereof to receive one share of our Class A ordinary shares on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The Equity Plan will provide that, like deferred shares, deferred share units may not be sold or otherwise hypothecated or transferred until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that Class A ordinary shares in respect of underlying deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares underlying the award have been issued to the holder.

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  Share Appreciation Rights, or SARs, may be granted in the administrator's discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There will be no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although the Equity Plan will provide that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan will be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.

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  Dividend Equivalents will represent the value of the dividends, if any, per Class A ordinary share paid by us, calculated with reference to the number of Class A ordinary shares covered by the award. The Equity Plan will provide that dividend equivalents may be settled in cash or Class A ordinary shares and at such times as determined by the administrator.

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  Share Payments are payments made to employees, consultants or non-employee directors in the form of Class A ordinary shares or an option or other right to purchase Class A ordinary shares. Share payments may be made as part of a bonus, deferred compensation or other arrangement and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied. Share payments may be made in lieu of cash compensation that would otherwise be payable to the employee, consultant or non-employee director or share payments may be made as a bonus payment in addition to compensation otherwise payable to such individuals.

Change in control

The Equity Plan will provide that the administrator may, in its discretion, provide that awards issued under the Equity Plan will be subject to acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, the administrator will also have complete discretion to structure one or more awards under the Equity Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. It is anticipated that a change in control event under the Equity Plan will generally be defined as a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly (other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities) after which a person or group (other than our existing equity-holders) beneficially owns more than 50% of the outstanding voting securities of the surviving entity immediately after the transaction, or the sale, exchange or transfer of all or substantially all of our assets.

Adjustments of awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to shareholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding Class A ordinary shares in our capital or the share price of our Class A ordinary shares that would require adjustments to the Equity Plan or any awards under the Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the Equity Plan will provide that the administrator may make equitable adjustments, as determined in its discretion, to the aggregate number and type of shares subject to the Equity Plan, the number and kind of shares subject to outstanding awards and the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards), and the grant or exercise price per share of any outstanding awards under the Equity Plan.

Amendment and termination

The Equity Plan will provide that our board of directors or the remuneration committee (with the approval of the board of directors) may terminate, amend or modify the Equity Plan at any time and from time to time. However, the Equity Plan will generally require us to obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange law), including in connection with any amendments to increase the number of shares available under the Equity Plan (other than in connection with certain corporate events, as described above).

Securities laws

The Equity Plan will be designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder. The Equity Plan will be administered, and stock options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. We intend to file with the SEC a registration statement on Form S-8 covering Class A ordinary shares issuable under the Equity Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Repurchase of Portions of Payment in Kind Loan by DLDB

DLDB LLC, a subsidiary of our principal shareholder, acquired portions of our secured payment in kind loan valued at £23,392,689 in open market transactions between January 14 and March 18, 2009. The amounts purchased comprised principal of £22,257,265 and accrued interest of £1,135,425. The acquisitions were for general investment purposes, and the terms of the acquisition and the payment in kind loan were on an arm's length basis. The amounts purchased were repaid upon our repayment of the payment in kind loan in November 2010. For further information, see Note 29 to our consolidated financial statements included elsewhere in this prospectus.

Loans to Principal Shareholder

Our subsidiary, Manchester United Limited (UK), granted loans to affiliates of our principal shareholder on December 19, 2008. The agreement governing these loans was subsequently amended on November 5, 2009 and again on November 22, 2010. The loans were in an aggregate amount of £10 million and were fully drawn (£1.7 million to each of the six lineal descendants of Malcolm Glazer: Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). Messrs. Avram and Joel Glazer each serve as Executive Co-Chairman of the issuer and as a director on our board of directors. Messrs. Bryan and Kevin Glazer each will become a director on our board of directors upon consummation of this offering. Ms. Darcie Glazer Kassewitz will become a director on our board of directors in September 2012. See Note 29 to our audited consolidated financial statements included elsewhere in this prospectus. The interest rate on the loans was 5.5%. Interest was paid in cash pursuant to the terms of the loans in the years ended June 30, 2009, 2010 and 2011 in amounts of £233,110, £550,000 and £550,000, respectively. We believe the terms of the loans were at least as favorable to us as compared to terms that we would have received in connection with a loan to an independent third party. The loans were borrowed for general personal purposes. In connection with the £10.0 million dividend distributed to our principal shareholder on April 25, 2012, the loans were repaid in full on April 25, 2012. See "Dividend Policy."

Senior Secured Notes Held by Kevin Glazer

Mr. Kevin Glazer, who will become a director on our board of directors upon consummation of this offering, and certain members of his immediate family acquired a portion of our outstanding senior secured notes in an aggregate principal amount of $10,600,000 in open market transactions on October 22, 2010 and January 12, 2011 (the "Relevant Notes"). The Relevant Notes pay interest at a rate of 8 3/8% and are subject to the other terms and conditions as described therein. The terms of the Relevant Notes are on an arm's length basis. They were acquired for general investment purposes.

Consulting Fees

We incurred a management fee of £2.9 million in fiscal year 2009, £3.1 million in fiscal year 2010, and £7.2 million in fiscal year 2011, payable to our principal shareholder, Red Football LLC. We also incurred a consultancy fee of £2.9 million in fiscal year 2009, payable to SLP Partners LLC, a company also controlled by affiliates of our principal shareholder. The management and consultancy fees paid to Red Football Limited Partnership and SLP Partners LLC were for the provision of consulting services to us, including strategic, sponsorship, commercial partnership, marketing, finance and related advice, and such other services consistent with those we reasonably required. For the year ended June 30, 2012, we paid management fees equal to £3.0 million to Red Football Limited Partnership.

The consulting and management arrangement with SLP Partners LLC was terminated in 2010. Prior to this offering, we intend to terminate the management arrangement with Red Football Limited Partnership. No additional management or consultancy fees will be paid after this offering is consummated.

 PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information as of July 27, 2012 regarding beneficial ownership of our Class A and Class B ordinary shares (i) immediately prior to this offering, and (ii) giving effect to this offering, in each case giving effect to the Reorganization Transactions, by:

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  each person whom we know to own beneficially more than 5% of our ordinary shares;

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  each executive officer;

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  each of the directors;

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  each of the director designees;

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  all executive officers, directors and director designees as a group; and

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  the selling shareholder.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to the completion of this offering are based on 31,352,366 of our Class A ordinary shares and 124,000,000 of our Class B ordinary shares outstanding as of July 27, 2012. The percentage ownership calculations for beneficial ownership after consummation of this offering are based on 39,685,700 of our Class A ordinary shares and 124,000,000 of our Class B ordinary shares issued and outstanding immediately following the closing of this offering (assuming no exercise by the underwriters of their over-allotment option to purchase up to 2,500,000 additional Class A ordinary shares from the selling shareholder).

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Class A ordinary shares that may be acquired by an individual or group within 60 days after the date of this prospectus, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The underwriters have an option to purchase up to 2,500,000 additional Class A ordinary shares from the selling shareholder to cover over-allotments.

The information in the table below with respect to the selling shareholder has been obtained from the selling shareholder.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all Class A and Class B ordinary shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The address for each director, director designee and executive officer listed is Old Trafford, Manchester M15 0RA, United Kingdom.

	Shares Beneficially Owned prior to the Offering						Shares Beneficially Owned after the Offering(1)
					% of Total Voting Power prior to the Offering(2)						% of Total Voting Power after the Offering(1)(2)
Number of Class A Shares Offered
	Class A Shares	%	Class B Shares	%			Class A Shares	%	Class B Shares	%
5% or greater shareholders:
Red Football LLC(3)	31,352,366	100	124,000,000	100	100	8,333,333	23,019,033	58	124,000,000	100	98.7
Directors, Director Designees and Executive Officers:
Avram Glazer	—	—	—	—	—	—	—	—	—	—	—
Joel Glazer	—	—	—	—	—	—	—	—	—	—	—
David Gill	—	—	—	—	—	—	—	—	—	—	—
Edward Woodward	—	—	—	—	—	—	—	—	—	—	—
Richard Arnold	—	—	—	—	—	—	—	—	—	—	—
Michael Bolingbroke	—	—	—	—	—	—	—	—	—	—	—
Jamieson Reigle	—	—	—	—	—	—	—	—	—	—	—
Kevin Glazer	—	—	—	—	—	—	—	—	—	—	—
Bryan Glazer	—	—	—	—	—	—	—	—	—	—	—
Darcie Glazer Kassewitz	—	—	—	—	—	—	—	—	—	—	—
Robert Leitão	—	—	—	—	—	—	—	—	—	—	—
Manu Sawhney	—	—	—	—	—	—	—	—	—	—	—

(1)
Assumes no exercise of the underwriters' over-allotment option to purchase up to 2,500,000 additional Class A ordinary shares from the selling shareholder. See "Underwriting."

(2)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share. For more information about the voting rights of our Class A and Class B ordinary shares, see "Description of Share Capital — Ordinary Shares — Voting rights."

(3)
Red Football LLC is a wholly-owned subsidiary of Red Football Limited Partnership. The general partner of Red Football Limited Partnership is Red Football General Partner Inc. Trusts controlled by six lineal descendants of Mr. Malcolm Glazer each own an equal number of shares of Red Football General Partner Inc., as well as an equal percentage of the limited partnership interests in Red Football Limited Partnership. These lineal descendants of Mr. Glazer are also directors of Red Football General Partner Inc. The six lineal descendants of Mr. Glazer are Avram Glazer, Joel Glazer, Bryan Glazer, Edward Glazer, Darcie Glazer Kassewitz and Kevin Glazer. Joel Glazer is the president of Red Football General Partner Inc. The lineal descendants of Mr. Malcolm Glazer may be deemed to share beneficial ownership of the shares held by Red Football Limited Partnership as a result of their status as shareholders of Red Football General Partner Inc., President of Red Football General Partner Inc. (with respect to Joel Glazer) and holders of limited partnership interests in Red Football Limited Partnership. The business address for each of the individuals and entities identified in this footnote is 270 Commerce Drive, Rochester, New York, 14623.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our amended and restated memorandum and articles of association as they will be in effect upon the completion of the Reorganization Transactions and this offering. Unless otherwise indicated, all information in this section assumes that the Reorganization Transactions have been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our amended and restated memorandum and articles of association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law.

Our register of shareholders will be maintained by Walkers Corporate Services, Walker House, 87 Mary Street, George Town, Grand Cayman, KY 1-9001, Cayman Islands.

Upon completion of the Reorganization Transactions, our authorized share capital will consist of 650,000,000 ordinary shares, par value $0.0005 per share. Upon completion of the Reorganization Transactions and this offering, there will be 39,685,700 Class A ordinary shares issued and outstanding and 124,000,000 Class B ordinary shares issued and outstanding.

Ordinary Shares

General

Walkers, Cayman Islands counsel to the Company, has confirmed that all of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing our outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Our issued and outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights other than with respect to voting and conversion rights. Holders of our ordinary shares have no preemptive, subscription, redemption or conversion rights (except as described below under the heading " — Conversion").

Our board of directors may provide for other classes of shares, including series of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our Class A ordinary shares and Class B ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our amended and restated memorandum and articles of association. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting rights

Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes, on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands, unless voting by way of poll demanded by the chairman of the board of directors or any shareholder present or voting by proxy.

A quorum required for a meeting of shareholders consists of (a) with respect to any meeting convened to consider or adopt a special resolution, holders with at least 67% of the votes eligible to be cast at any such general meeting of the Company and (b) with respect to any meeting to consider any other resolution or take any other action, holders with at least a majority of the votes eligible to be cast at any such general meeting of the Company. A special resolution will be required for important matters such as a merger or consolidation of the Company, change of name or making changes to our amended and restated memorandum and articles of association or the voluntary winding up of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares.

At any time that the holders of the Class B ordinary shares together hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding, the voting power permitted to be exercised by the holders of the Class B shares will be weighted such that the Class B shares shall represent, in the aggregate, 67% of the voting power of all shareholders entitled to receive notice of, attend and vote at any meeting convened to consider a special resolution.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder of such Class B ordinary share. Each Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class B ordinary share. Further, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding.

Variation of rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a special resolution passed at a general meeting or by the written consent of the holders of two-thirds of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of ordinary shares and notices

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our amended and restated memorandum and articles of association which will become effective upon the completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

In addition, our amended and restated memorandum and articles of association prohibit the transfer of shares to any person where such transfer would be in breach of the rules of the Premier League or the rules of certain other relevant governing bodies. The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League football club from holding an interest in voting rights exercisable in any other Premier League football club. If any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule, we have the right to direct that shareholder to transfer those shares to another person or, failing such transfer, we have the right to sell those shares to another person on behalf of that shareholder. Until such transfer or sale is effected, that shareholder will not be entitled to receive or exercise any rights, benefits or privileges attaching to those Class A ordinary shares. See "Risk Factors — Risks Related to Our Initial Public Offering and the Ownership of Our Class A Ordinary Shares — The rules of the Premier League and our amended and restated memorandum and articles of association impose certain limitations on shareholders' ability to invest in more than one football club."

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Certain transfers of Class B ordinary shares to non-affiliates of the holder of such Class B ordinary shares will also result in the conversion of such Class B ordinary shares to Class A ordinary shares. See " — Conversion" above.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

The management of our Company is vested in a board of directors. Our amended and restated memorandum and articles of association provide that our board of directors, which must be composed of at least one member, can be appointed and removed and/or replaced by an ordinary resolution of the shareholders or by written notice delivered to the Company from time to time by shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting.

The quorum necessary for any meeting of our board of directors shall consist of at least a majority of the members of our board of directors.

Indemnity of directors and officers

Our amended and restated memorandum and articles of association provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's dishonesty, willful default or fraud.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements

The Companies Law allows for the merger of two companies into either one consolidated company or one company merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see " — Voting rights" above. In relation to any merger or consolidation under the Companies Law, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting shareholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined value of the shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.

The Companies Law also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by shareholders or creditors who represent a majority in number and 75% in value of each such class of shareholders who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the sanction, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the classes properly delineated;

  •
  the arrangement is such that a businessman would reasonably approve; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of a Delaware corporation.

When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Shareholders' suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

  •
  the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Fiduciary duties of directors

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

Under our amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director's duties remain as described above.

Written consent of shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation.

Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may approve the appointment or removal of directors by way of written resolution signed by or on behalf of shareholders holding a majority of the voting power of our outstanding ordinary shares.

Cayman Islands law and our amended and restated memorandum and articles of association also provide that shareholders may approve corporate matters that are not the appointment or removal of directors by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting in respect of any matter requiring a special resolution if it is set out in the notice calling the meeting. There is no right to introduce new business in respect of any matter requiring a special resolution at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the memorandum and articles of association, but shareholders may be precluded from calling general meetings. General meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of the company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by such shareholders, and if the directors do not convene such meeting for a date not later than 45 days after the date of such deposit, such shareholders themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by such shareholders as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

Under Delaware corporate law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company's articles to have any quorum. See " — Voting rights."

Cumulative voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder's voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Election and removal of directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

Similarly, as permitted by the Companies Law and pursuant to our amended and restated memorandum and articles of association, directors can be appointed and removed and/or replaced by a vote of, or written notice delivered to the Company from time to time by, shareholders permitted to exercise more than 50% of the voting power capable of being exercised at any general meeting.

Written consent of directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. The position under Cayman Islands law is the same in this regard.

Indemnification of directors and executive officers and limitation of liability

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors' or officers' dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under Delaware corporate law.

Enforcement of civil liabilities

The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

  •
  is given by a competent foreign court;

  •
  imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

  •
  is final;

  •
  is not in respect of taxes, a fine or a penalty; and

  •
  was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

As a result of recent English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. This area of law is still developing and remains untested in the Cayman Islands.

Anti-money laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any distribution payment to a shareholder if our directors or officers suspect or are advised that the payment of such distribution to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 (Law 10 of 2008) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2011 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Variation of rights of shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with either the written consent of the holders of two-thirds of the shares of such class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Sale of assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company.

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware corporate law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Law of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be voluntarily dissolved, liquidated or wound up only by a special resolution of our shareholders, in which regard see " — Voting rights" above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.

Inspection of books and records

Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our amended and restated memorandum and articles of association.

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation's stock ledger, list of shareholders and other books and records.

Amendment of governing documents

Under Delaware corporate law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may be amended with the sanction of a resolution passed at a general meeting of shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is American Stock Transfer & Trust Company, LLC.

MATERIAL US FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material US federal income tax consequences relevant to US Holders and Non-US Holders (each as defined below) acquiring, holding and disposing of the Company's Class A ordinary shares and is the opinion of Latham & Watkins LLP insofar as it relates to legal conclusions with respect to matters of US federal income tax law. This summary is based on the Code, final, temporary and proposed US Treasury regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service (the "IRS") or will be sustained by a court if challenged.

This summary does not discuss all aspects of US federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules, including without limitation the following, all of whom may be subject to tax rules that differ significantly from those summarized below:

  •
  financial institutions;

  •
  insurance companies;

  •
  dealers in stocks, securities, or currencies or notional principal contracts;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt organizations;

  •
  partnerships and other pass-through entities, or persons that hold Class A ordinary shares through pass-through entities;

  •
  investors that hold Class A ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for US federal income tax purposes;

  •
  US holders that have a functional currency other than the US dollar; and

  •
  US expatriates and former long-term residents of the United States.

This summary does not address non-income tax consequences, such as estate, gift or alternative minimum tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that will acquire Class A ordinary shares in this offering, and it assumes that investors will hold their Class A ordinary shares as capital assets (generally, property held for investment).

For purposes of this summary, a "US Holder" is a beneficial owner of the Company's Class A ordinary shares that is, for US federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States,

  •
  a corporation created in, or organized under the laws of, the United States, any state thereof or the District of Columbia,

  •
  an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or

  •
  a trust that (i) is subject to the primary supervision of a US court and the control of one or more US persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a US person.

A "Non-US Holder" is a beneficial owner of the Company's Class A ordinary shares that is not a US Holder.

If an entity treated as a partnership for US federal income tax purposes holds the Company's Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships considering an investment in the Class A ordinary shares are encouraged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Class A ordinary shares.

Treatment of the Company as a Domestic Corporation for US Federal Income Tax Purposes

Even though the Company is organized as a Cayman Islands corporation, it should be treated as a domestic corporation for US federal income tax purposes pursuant to Section 7874 of the Code. Although the relevant Treasury Regulations promulgated under Section 7874 of the Code were only recently issued and have not been interpreted by the courts, this position is based on the fact that (i) the Company will indirectly acquire substantially all of the properties constituting a trade or business of an entity treated as a domestic partnership prior to the offering, (ii) it will have no employees based in the Cayman Islands and will own no assets in the Cayman Islands and (iii) immediately after the completion of this offering, at least 80% of the stock of the Company will be owned by partners of the domestic partnership (by reason of their ownership of such partnership), disregarding for these purposes stock of the Company which is sold in this offering (including pursuant to the over-allotment option, if any). As such, the Company should generally be subject to US federal income tax as if it were organized under the laws of the United States or a state thereof. The Company's status as a domestic corporation for US federal income tax purposes also has implications for all shareholders; distributions made by a foreign corporation that is not treated as a domestic corporation pursuant to Section 7874 of the Code are generally not treated as US-source dividends and not subject to US dividend withholding tax.

US Holders

Distributions

Distributions made by the Company in respect of its Class A ordinary shares will be treated as US-source dividends includible in the gross income of a US Holder as ordinary income to the extent of the Company's current and accumulated earnings and profits, as determined under US federal income tax principles. To the extent the amount of a distribution exceeds the Company's current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a US Holder's adjusted tax basis in the Class A ordinary shares and thereafter as gain from the sale of such shares. Subject to applicable limitations and requirements, dividends received on the Class A ordinary shares generally should be eligible for the "dividends received deduction" available to corporate shareholders. For taxable years beginning before January 1, 2013, a dividend paid by the Company to a non-corporate US Holder generally will be eligible for preferential rates if certain holding period requirements are met.

The US dollar value of any distribution made by the Company in foreign currency will be calculated by reference to the exchange rate in effect on the date of the US Holder's actual or constructive receipt of such distribution, regardless of whether the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on such date of receipt, the US Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date of receipt, such US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other taxable disposition of the foreign currency generally will be US-source ordinary income or loss to such US Holder.

Sale or other disposition

A US Holder will recognize gain or loss for US federal income tax purposes upon a sale or other taxable disposition of its Class A ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the US Holder's adjusted tax basis in the Class A ordinary shares. A US Holder's adjusted tax basis in the Class A ordinary shares generally will be the US Holder's cost for the shares. Any such gain or loss generally will be US-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such US Holder held the Class A ordinary shares for more than one year. Long-term capital gains derived by non-corporate US Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.

Information reporting and backup withholding

Payments of dividends on or proceeds arising from the sale or other taxable disposition of Class A ordinary shares generally will be subject to information reporting and backup withholding if a US Holder (i) fails to furnish such US Holder's correct US taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect US taxpayer identification number, (iii) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a US Holder's US federal income tax liability or will be refunded, if the US Holder furnishes the required information to the IRS in a timely manner.

Non-US Holders

Distributions

Subject to the discussion under " — Foreign Account Tax Compliance Act" below, distributions treated as dividends (see " — US Holders — Distributions" above) by the Company to Non-US Holders will be subject to US federal withholding tax at a 30% rate, except as may be provided by an applicable income tax treaty. To obtain a reduced rate of US federal withholding under an applicable income tax treaty, a Non-US Holder will be required to certify its entitlement to benefits under the treaty, generally on a properly completed IRS Form W-8BEN.

However, dividends that are effectively connected with a Non-US Holder's conduct of a trade or business within the United States and, where required by an income tax treaty, are attributable to a permanent establishment or fixed base of the Non-US Holder, are not subject to the withholding tax described in the previous paragraph, but instead are subject to US federal net income tax at graduated rates, provided the Non-US Holder complies with applicable certification and disclosure requirements, generally by providing a properly completed IRS Form W-8ECI. Non-US Holders that are corporations may also be subject to an additional branch profits tax at a 30% rate, except as may be provided by an applicable income tax treaty.

Sale or other disposition

Subject to the discussion under " — Foreign Account Tax Compliance Act" below, a Non-US Holder will not be subject to US federal income tax in respect of any gain on a sale or other disposition of the Class A ordinary shares unless:

  •
  the gain is effectively connected with the Non-US Holder's conduct of a trade or business within the United States and, where required by an income tax treaty, is attributable to a permanent establishment or fixed base of the Non-US Holder;

  •
  the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met; or

  •
  the Company is or has been a "US real property holding corporation" during the shorter of the five-year period preceding the disposition and the Non-US Holder's holding period for the Class A ordinary shares.

Non-US Holders described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates and, if they are foreign corporations, may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-US Holders described in the second bullet point above will be subject to a flat 30% tax on any gain derived on the sale or other taxable disposition, which gain may be offset by certain US-source capital losses. The Company is not, and does not anticipate becoming, a "US real property holding corporation" for US federal income tax purposes.

Information reporting and backup withholding

Generally, the Company must report annually to the IRS and to Non-US Holders the amount of distributions made to Non-US Holders and the amount of any tax withheld with respect to those payments. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a Non-US Holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

A Non-US Holder will generally not be subject to backup withholding with respect to payments of dividends, provided the Company receives a properly completed statement to the effect that the Non-US Holder is not a US person and the Company does not have actual knowledge or reason to know that the holder is a US person. The requirements for the statement will be met if the Non-US Holder provides its name and address and certifies, under penalties of perjury, that it is not a US person (which certification may generally be made on IRS Form W-8BEN) or if a financial institution holding the Class A ordinary shares on behalf of the Non-US Holder certifies, under penalties of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement.

Except as described below under " — Foreign Account Tax Compliance Act", the payment of proceeds from a disposition of Class A ordinary shares to or through a non-US office of a non-US broker will not be subject to information reporting or backup withholding unless the non-US broker has certain types of relationships with the United States. In the case of a payment of proceeds from the disposition of Class A ordinary shares to or through a non-US office of a broker that is either a US person or such a US-related person, US Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the Non-US Holder is not a US person and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-US Holder's US federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010. Pursuant to FATCA, withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

Although this legislation currently applies to applicable payments made after December 31, 2012, the IRS has recently issued proposed Treasury regulations providing that the withholding provisions described above will generally apply to payments of dividends on our Class A ordinary shares made on or after January 1, 2014 and to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after January 1, 2015. Prospective investors are encouraged to consult their tax advisors regarding this legislation.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of such undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have a total of 163,685,700 ordinary shares issued and outstanding. Of these shares, the 16,666,667 shares, or 19,166,667 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 147,019,033 shares, or 144,519,033 shares if the underwriters exercise their over-allotment option in full, are held by our affiliates, will be "restricted securities," as that phrase is defined in Rule 144, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 and 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144 and 701, the remaining 147,019,033 shares will be available for sale in the public market as follows:

Number of Class A ordinary shares	Date
0	On the date of this prospectus.
23,019,033	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Number of Class B ordinary shares	Date
0	On the date of this prospectus.
124,000,000	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who is our affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding ordinary shares, which will equal approximately 1,636,857 shares immediately after this offering, or the average weekly trading volume of our ordinary shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our ordinary shares, the personal circumstances of the shareholder and other factors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Equity Awards/Options

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering the ordinary shares subject to issuance under the Equity Plan pursuant to a variety of share-based compensation awards. Class A ordinary shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, and our executive officers, directors, director designees and the selling shareholder, who hold an aggregate of approximately 147,019,033 shares of our ordinary shares, have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, between us, the selling shareholder and the several underwriters, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us, the number of ordinary shares of Class A ordinary shares indicated in the table below:

Underwriter	Number of Shares
Jefferies & Company, Inc.	3,472,333
Credit Suisse Securities (USA) LLC	3,472,333
J.P. Morgan Securities LLC	3,472,333
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,736,166
Deutsche Bank Securities Inc.	1,736,166
Aon Benfield Securities, Inc.	347,167
Banco Santander, S.A.	347,167
BNP Paribas Securities Corp.	347,167
BOCI Asia Limited	347,167
CIMB Securities (Singapore) Pte Ltd	347,167
DBS Bank Ltd.	347,167
Nomura Securities International, Inc.	347,167
Raymond James & Associates, Inc.	347,167

Total	16,666,667

Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the several underwriters. The selling shareholder may be deemed underwriters with respect to the Class A ordinary shares they are offering.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the Class A ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholder have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in our Class A ordinary shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for our Class A ordinary shares.

The underwriters are offering the Class A ordinary shares subject to their acceptance of the stock from us and the selling shareholder and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority/expect sales to accounts over which they have discretionary authority to exceed five percent of the total number of Class A ordinary shares offered.

Certain of the underwriters are not US-registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the securities in the United States, they will do so through one or more US registered broker-dealers, which may be affiliates of such underwriters, in accordance with the applicable US securities laws and regulations, and as permitted by Financial Industry Regulatory Authority regulations.

Commission and Expenses

The underwriters have advised us that they propose to offer the Class A ordinary shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.462 per Class A ordinary share. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the initial public offering price, the underwriting discounts and commissions that we and the selling shareholder are to pay the underwriters and the proceeds, before expenses, to us and the selling shareholder in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional Class A ordinary shares from the selling shareholder.

	Per Share		Total
	Without Option To Purchase Additional Shares	With Option To Purchase Additional Shares	Without Option To Purchase Additional Shares	With Option To Purchase Additional Shares
Public offering price	$14.00	$14.00	$233,333,338	$268,333,338
Underwriting discounts and commissions paid by us	$0.77	$0.77	$6,416,667	$6,416,667
Underwriting discounts and commissions paid by the selling shareholder	$0.77	$0.77	$6,416,666	$8,341,666
Proceeds to us, before expenses	$13.23	$13.23	$110,250,009	$110,250,009
Proceeds to the selling shareholder, before expenses	$13.23	$13.23	$110,249,996	$143,324,996

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $12.3 million. We are paying all such expenses of this offering. The selling shareholder will not pay any expenses of this offering, other than underwriting discounts and commissions in connection with the Class A ordinary shares sold by the selling shareholder.

Determination of Offering Price

Prior to the offering, there has not been a public market for our Class A ordinary shares. Consequently, the initial public offering price for our Class A ordinary shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the Class A ordinary shares will trade in the public market subsequent to the offering or that an active trading market for the Class A ordinary shares will develop and continue after the offering.

Listing

Our Class A ordinary shares have been approved for listing on the New York Stock Exchange under the symbol "MANU," subject to official notice of issuance.

Option to Purchase Additional Shares

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,500,000 additional Class A ordinary shares from the selling shareholder at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional Class A ordinary shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more Class A ordinary shares than the total number set forth in the table above.

No Sales of Similar Securities

We, our executive officers, directors and the selling shareholder have agreed, subject to specified exceptions, with the underwriters, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or

  •
  otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or

  •
  publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC.

This restriction terminates after the close of trading of the ordinary shares on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

  •
  during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. waive, in writing, such an extension.

Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC. may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of our stock prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in transactions, including over-allotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our Class A ordinary shares at a level above that which might otherwise prevail in the open market. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Class A ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Class A ordinary shares or purchasing our Class A ordinary shares in the open market. In determining the source of Class A ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of Class A ordinary shares available for purchase in the open market, as compared to the price at which they may purchase Class A ordinary shares through the option to purchase additional Class A ordinary shares.

"Naked" short sales are sales in excess of the option to purchase additional Class A ordinary shares. The underwriters must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of Class A ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of our Class A ordinary shares. A syndicate covering transaction is the bid for or the purchase of Class A ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A ordinary shares or preventing or retarding a decline in the market price of our Class A ordinary shares. As a result, the price of our Class A ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the Class A ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, the selling shareholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of Class A ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Austria

This document serves marketing purposes and constitutes neither an offer to sell nor a solicitation to buy any securities. There is no intention to make a public offer in Austria. Should a public offer be made in Austria, a prospectus prepared in accordance with the Austrian Capital Market Act will be published.

The Class A ordinary shares may only be offered in the Republic of Austria in compliance with the provisions of the Austrian Capital Market Act and any other laws applicable in the Republic of Austria governing the offer and sale of the Class A ordinary shares in the Republic of Austria. The Class A ordinary shares are not registered or otherwise authorized for public offer under the Capital Market Act or any other relevant securities legislation in Austria. The recipients of this prospectus and other selling materials in respect to the Class A ordinary shares have been individually selected and identified before the offer being made and are targeted exclusively on the basis of a private placement. Accordingly, the Class A ordinary shares may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this document is personally addressed. This prospectus and other selling materials in respect to the Class A ordinary shares may not be issued, circulated or passed on in Austria to any person except under circumstances neither constituting a public offer of, nor a public invitation to subscribe for, the Class A ordinary shares. This prospectus has been issued to each prospective investor for its personal use only. Accordingly, recipients of this prospectus are advised that this prospectus and any other selling materials in respect to the Class A ordinary shares shall not be passed on by them to any other person in Austria.

Brazil

For purposes of Brazilian law, this offer of the Class A ordinary shares is addressed to you personally, upon your request and for your sole benefit, and it is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Belgium

This offer document does not constitute either an offer or invitation to purchase or a solicitation to sell any securities in any jurisdiction in which such offer, invitation or solicitation is not authorized or to any person to whom it is unlawful to make such offer, invitation or solicitation. No action has been taken or will be taken in any jurisdiction other than the United States to permit the making of such an offer, invitation or solicitation.

Chile

The offering of the Class A ordinary shares shall commence on July 30, 2012 and is subject to General Rule 336 of the Chilean Securities and Insurance Superintendency (Superintendencia de Valores y Seguros de Chile, or the "SVS").

Neither the Company nor the Class A ordinary shares offered herein are registered in the Securities Registry maintained by the SVS pursuant to the Chilean Securities Market Law 18,045, as amended and restated, and supplemental rules enacted thereunder.

Accordingly, the Class A ordinary shares will not be subject to the tuition of the SVS, the Company shall not be obliged to provide public information related to them in Chile and they may not be publicly offered in Chile unless registered with the SVS.

This prospectus is confidential and personal to each offeree and does not constitute an offer to any other person or to the general public in Chile to acquire the Class A ordinary shares. Distribution of this prospectus in Chile to any person other than the offeree is unauthorized, and any disclosure of any of the content of this prospectus within Chile without our prior written consent is prohibited.

Each prospective investor in Chile, by accepting the delivery of this prospectus, agrees to the foregoing and will not make photocopies or any other reproduction, either physical or electronic, of this prospectus or any other documents referred to herein.

La oferta de las Acciones Ordinarias Serie A comenzará el día 30 de Julio de 2012 y se encuentra sujeta a la Norma de Carácter General 336 de la Superintendencia de Valores y Seguros de Chile ("SVS").

Ni la Compañía ni las Acciones Ordinarias Serie A se encuentran inscritas en el Registro de Valores que lleva la SVS de conformidad con la Ley N°18.045 de Mercado de Valores y sus modificaciones posteriores.

En virtud de lo anterior, las Acciones Ordinarias Serie A no estarán sujetas a la fiscalización de la SVS, la Compañía no estará obligada a entregar en Chile información pública de estos valores, y éstos no podrán ser objeto de oferta pública mientras no sean inscritos en el Registro de Valores de la SVS.

El presente prospecto es confidencial y personal para cada inversionista, y no constituye de modo alguno una oferta en Chile a ninguna otra persona o al público general para adquirir las Acciones Ordinarias Serie A. Se prohíbe la distribución del presente prospecto a cualquier persona distinta del inversionista al cual se dirige el presente instrumento, así como de cualquier divulgación de su contenido en Chile sin previo consentimiento.

En virtud de la aceptación del presente prospecto, cada uno de los potenciales inversionistas en Chile dan su consentimiento a todo lo indicado anteriormente y no podrán efectuar fotocopias o reproducir, a través de medios físicos o electrónicos, este prospecto y demás documentos referidos en él.

China

The private placement shall not be conducted in a way that the following criteria of public issuance will be triggered, per PRC Securities Law:

(1)  offering of securities to non-specified objects;

(2)  issuance of securities to a cumulative of specified objects exceeding 200 (the calculation is not limited to one offering);

(3)  falling into the scope of other issuance related laws and regulations.

Colombia

The securities have not been, and will not be, registered with the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) or traded on the Colombian Stock Exchange (Bolsa de Valores de Colombia). Unless so registered, the shares may not be publicly offered in Colombia or traded on the Colombian Stock Exchange.

This prospectus is for the sole and exclusive use of the addressee and it shall not be interpreted as being addressed to any third party in Colombia or for the use of any third party in Colombia, including any shareholders, managers or employees of the addressee.

The investor acknowledges that certain Colombian laws and regulations (including but not limited to foreign exchange and tax regulations) may apply in connection with the investment in the securities and represents that it is the sole liable party for full compliance therewith.

Dubai

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other Person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorised financial adviser.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") no shares have been offered or will be offered pursuant to the offers contemplated in this prospectus (the "Offering") to the public in that Relevant Member State, except in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

  (a)
  to legal entities which are qualified investors as defined in the Prospectus Directive;

  (b)
  by the underwriters to fewer than 100 (or, if the Relevant Member State has implemented the relevant provision of Directive 2010/73/EU, 150) natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

  (c)
  in any other circumstances which do not require the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State.

For the purpose of the expression an "offer of any shares to the public" in relation to any shares in any Relevant Member State means a communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the shares to be offered, so as to enable an investor to decide to acquire any shares, as that definition may be varied in that Relevant Member State by any measure implementing the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. The Company, the selling shareholder, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the representatives, be permitted to acquire shares in the Offering.

Finland

This prospectus does not constitute a public offer or an advertisement of securities to the public in the Republic of Finland. The shares will not and may not be offered, sold, advertised or otherwise marketed in Finland under circumstances, which would constitute a public offering of securities under Finnish law. Any offer or sale of the shares in Finland shall be made pursuant to a private placement exemption as defined under European Council Directive 2003/71/EC, Article 3(2) (as amended) and as implemented in the Finnish Securities Market Act (1989/495, as amended) and any regulation there under. This prospectus has not been approved by or notified to the Finnish Financial Supervisory Authority.

France

This prospectus has not been prepared in the context of a public offering of securities in France (offre au public) within the meaning of Article L.411-1 of the French Code monétaire et financier and Articles 211-1 and seq. of the Autorité des marchés financiers (AMF) regulations and therefore has not been submitted to the AMF nor any competent authority of another member State of the European Economic Area and notified to the AMF for prior approval or otherwise and no prospectus has been prepared in relation to the securities.

The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France and neither this prospectus nor any other offering material relating to the securities has been distributed or caused to be distributed or will be distributed or caused to be distributed to the public in France, except only to persons licensed to provide the investment service of portfolio management for the account of third parties and/or to "qualified investors" (as defined in Article L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier) and/or to a limited circle of investors (as defined in Article L.411-2 and D.411-4 of the French Code monétaire et financier) on the condition that no such prospectus nor any other offering material relating to the securities shall be delivered by them to any person nor reproduced (in whole or in part). Such "qualified investors" and limited circle of investors referred to in Article L.411-2 II 2° are notified that they must act in that connection for their own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

You are hereby notified that in connection with the purchase of these securities, you must act for your own account in accordance with the terms set out by Article L.411-2 of the French Code monétaire et financier and by Article 211-3 of the AMF Regulations and may not re-transfer, directly or indirectly, the securities in France, other than in compliance with applicable laws and regulations and in particular those relating to a public offering (which are, in particular, embodied in Articles L.411-1, L.411-2, L.412-1 and L.621-8 and seq. of the French Code monétaire et financier).

Germany

Any offer or solicitation of Class A ordinary shares within or into Germany must be in full compliance with the German Securities prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the approval of the prospectus by the German Federal Financial Services Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for approval to the BaFin. This prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the Class A ordinary shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the Class A ordinary shares to the public in Germany, any public marketing of the Class A ordinary shares or any public solicitation for offers to subscribe for or otherwise acquire the Class A ordinary shares. The prospectus and other offering materials relating to the offer of the Class A ordinary shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Greece

This prospectus has not been reviewed or approved by the Greek Capital Market Committee. This prospectus concerns the IPO of the Class A ordinary shares of the Company to be distributed to qualified investors only, according to Directive 2003/71 /EU. This does not constitute a public offer or an invitation to participate, make offers, sell or buy shares offered through a public offer.

Hong Kong

The Class A ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Class A ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at , or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A ordinary shares which are, or are intended to be, disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap 571, law of Hong Kong) and any rules made thereunder.

 WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Ireland

This document does not comprise a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act 2005 of Ireland, the Prospectus (Directive 2003\71\EC) Regulations 2005 of Ireland or the Prospectus Rules issued by the Financial Regulator of Ireland in March 2006. This document is only being made available to certain prospective investors in Ireland ("Prospective Irish Investors") on the understanding that any written or oral information contained herein or otherwise made available to them will be kept strictly confidential. The opportunity described in this document is personal to the addressees in Ireland. This document must not be copied, reproduced, distributed or passed by any Prospective Irish Investor to any other person without the consent of Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. (the "Underwriters") and the Company. By accepting this document, Prospective Irish Investors are deemed to undertake and warrant to the Underwriters and the Company that they will keep this prospectus confidential.

Prospective Irish Investors are recommended to seek their own independent financial advice in relation to the opportunity described in this document from their stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is duly authorized or exempted under the Investments Intermediaries Act 1995 of Ireland or the European Communities (Markets in Financial Instruments) Regulations 2007 of Ireland.

Italy

The offering of the Class A ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB"), in accordance with Italian securities legislation. Accordingly, the Class A ordinary shares may not be offered or sold, and copies of this offering document or any other document relating to the Class A ordinary shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree no. 58 of February 24, 1998 (the "Consolidated Financial Act") or Issuers' Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers' Regulation, and provided, however, that any such offer or sale of the Class A ordinary shares or distribution of copies of this offering document or any other document relating to the Class A ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the Class A ordinary shares, and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree no. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Japan

With respect to the solicitation of an offer to purchase the newly issued Class A ordinary shares (the "Shares") of the Company as described in this prospectus, Article 2, Clause 3, Item 2(ha) of the Financial Instruments and Exchange Law ("FIEL") applies, and therefore no registration pursuant to Article 4, Clause 1 of the FIEL has been, or will be, made in connection with such solicitation; and

The par-value, distribution price and the transaction price of the Shares are denominated in U.S. Dollars. Accordingly, in the event that proceeds of sale of the Shares or amounts of dividends etc. are received in Japanese Yen, the amounts of Yen received may be affected by fluctuations in foreign exchange markets.

Korea

The Class A ordinary shares may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Class A ordinary shares have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the Class A ordinary shares may not be re-sold to Korean residents unless the purchaser of the Class A ordinary shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Luxembourg

The Class A ordinary shares may not be offered or sold in the Grand Duchy of Luxembourg, except for Class A ordinary shares which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus pursuant to the law of July 10, 2005 on prospectuses for securities. The Class A ordinary shares are offered to a limited number of high net worth individual investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This document may not be reproduced or used for any purposes, or furnished to any persons other than those to whom copies have been sent.

Malaysia

This document has not been and will not be registered as a prospectus with the Malaysian Securities Commission under the Malaysian Capital Markets and Services Act 2007 ("CMSA"). Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the Class A ordinary shares may not be circulated or distributed, nor will any invitation or offer, directly or indirectly, be made in Malaysia with respect to offer or sale of the Class A ordinary shares, other than to persons falling within any one of the categories specified in Schedules 6 and 7 of the CMSA, and any invitation or offer of the Class A ordinary shares in Malaysia shall only be binding upon obtaining the approval of the Malaysian Securities Commission for the offer or invitation in respect of the Class A ordinary shares. Such approval shall not however, be taken to indicate that the Malaysian Securities Commission recommends the purchase or subscription of the Class A ordinary shares.

The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Malaysian Securities Commission under the CMSA.

Netherlands

The Class A ordinary shares of the Company may not, directly or indirectly, be offered or acquired in the Netherlands and this prospectus may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Norway

This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007, and has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian Financial Supervisory Authority (Finanstilsynet) nor the Norwegian Registry of Business Enterprises.

The interests described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the shares may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This prospectus, is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

Portugal

This presentation/marketing material does not constitute an offer or an invitation by or on behalf of the Company to subscribe or purchase any Class A ordinary shares. It may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. The distribution of this presentation/marketing material and the marketing of the Class A ordinary shares in certain jurisdictions may be restricted by law. Persons into whose possession this presentation/marketing material comes are required to inform themselves about and to observe any such restrictions.

No action has been taken or will be taken by the Company or the underwriters that would permit a public offering of Class A ordinary shares or the circulation or distribution of this presentation/marketing material or any material in relation to the Company or the Class A ordinary shares, in any country or jurisdiction where action for that purpose is required.

Prospective investors should understand the risks of investing in the Class A ordinary shares before they make their investment decision. They should make their own independent decision to invest in the Class A ordinary shares and as to whether an investment in such Class A ordinary shares is appropriate or proper for them based upon their own judgment and upon advice from such advisors as they consider necessary.

Qatar

The global initial public offering of Class A ordinary shares of the Company (the "Securities") does not constitute a public offer of shares in the State of Qatar under Law No. 5 of 2002 (the "Commercial Companies Law") and/or the Qatar Financial Markets Authority Offering and Listing Rule Book (the "QFMA IPO Rule Book").

The Securities are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such Securities, or have sufficient knowledge of the risks involved in an investment in such Securities or are benefiting from preferential terms under a directed share program for directors, officers and employees.

No transaction will be concluded in the jurisdiction of the State of Qatar.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorised financial adviser.

Singapore

The offer or invitation which is the subject of this prospectus is only allowed to be made to the persons set out herein. Moreover, this prospectus is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (the "SFA") and accordingly, statutory liability under the SFA in relation to the content of the prospectus will not apply.

This prospectus has not been and will not be lodged with or registered as a prospectus by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares may not be circulated or distributed, nor may the Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person as defined in Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by:

(a)  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)  a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and in which each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust, as the case may be, shall not be transferable for six months after that corporation or that trust, as the case may be, has acquired the Class A ordinary shares under Section 275 of the SFA except:

(1)  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)  where no consideration is given for the transfer; or

(3)  by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive such prospectus in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of shares of the Company has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or "CNMV") and, therefore, no shares of the Company may be offered, sold or distributed in any manner, nor may any resale of the shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the shares of the Company have been or will be registered with the CNMV and therefore they are not intended for the public offer of the shares of the Company in Spain.

Sweden

THIS OFFERING DOCUMENT IS NOT A PROSPECTUS AND HAS NOT BEEN PREPARED IN ACCORDANCE WITH THE PROSPECTUS REQUIREMENTS LAID DOWN IN THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT (LAG (1991:980) OM HANDEL MED FINANSJELLA JNSTRUMEN1) NOR ANY OTHER SWEDISH ENACTMENT. NEITHER THE SWEDISH FINANCIAL SUPERVISORY AUTHORITY NOR ANY OTHER SWEDISH REGULATORY BODY HAS EXAMINED, APPROVED OR REGISTERED THIS OFFERING DOCUMENT.

NO CLASS A ORDINARY SHARES WILL BE OFFERED OR SOLD TO ANY INVESTOR IN SWEDEN EXCEPT IN CIRCUMSTANCES THAT WILL NOT RESULT IN A REQUIREMENT TO PREPARE A PROSPECTUS PURSUANT TO THE PROVISIONS OF THE SWEDISH FINANCIAL INSTRUMENTS TRADING ACT.

Switzerland

The Class A ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

United Arab Emirates

This prospectus has not been approved or licensed by the Central Bank of the United Arab Emirates ("UAE"), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority ("DFSA"), a regulatory authority of the Dubai International Financial Centre ("DIFC"). This prospectus does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law NO. 8 of 1984 (as amended), Market Rules of the DFSA and NASDAQ Dubai Issuers and Securities Rules, accordingly, or otherwise. The Class A ordinary shares may not be offered to the public in the UAE and/or any of the free zones.

The Class A ordinary shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. The Company represents and warrants that the Class A ordinary shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom who are "qualified investors" or otherwise in circumstances which do not require publication by the Company of a prospectus pursuant to section 85(1) of the UK Financial Services and Markets Act 2000.

Any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, investment professionals falling within Article 19(5), or high net worth entities falling within Article 49(2), of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or other persons to whom such investment or investment activity may lawfully be made available (together, "relevant persons"). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Disclosure of the Securities and Exchange Commission's Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXPENSES RELATED TO THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholder expect to incur in connection with this offering. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee, all amounts are estimates.

Amount To Be Paid
U.S. Securities and Exchange Commission registration fee	$43,930
FINRA filing fee	58,000
New York Stock Exchange listing fee	177,000
Transfer agent's fees	3,000
Printing and engraving expenses	300,000
Legal fees and expenses	4,240,000
Accounting fees and expenses	6,281,000
Miscellaneous	1,200,000

Total	$12,302,930

All of the fees and expenses for this offering will be paid by us with existing cash on hand.

LEGAL MATTERS

The validity of the issuance of the Class A ordinary shares offered hereby will be passed upon for us by Walkers, Cayman Islands counsel to the Company, Cayman Islands. Certain other matters will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements as of June 30, 2011, 2010, 2009 and July 1, 2008 and for each of the three years in the period ended June 30, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of England and Wales. The current address of PricewaterhouseCoopers LLP is 101 Barbirolli Square, Lower Mosley Street, Manchester M2 3PW, United Kingdom.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

We have appointed Corporation Service Company as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

In addition, uncertainty exists as to whether the courts of the Cayman Islands would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers, our counsel as to Cayman Islands law, has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, will ordinarily be recognized and enforced in the courts of the Cayman Islands without re-examination of the merits, at common law.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its ordinary shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

As a result of the offering, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. Our annual report on Form 20-F will be due within four months after the end of the fiscal year starting with the report for the fiscal year ending June 30, 2012. We also intend to furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Red Football Shareholder Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Red Football Shareholder Limited and its subsidiaries as of June 30, 2011, 2010, 2009 and July 1, 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 2 to the consolidated financial statements, the Company changed the manner in which it classified cash payment of cumulative accrued ("rolled up") interest on the secured payment in kind loan in its consolidated statement of cash flows in 2011.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom
July 23, 2012

Red Football Shareholder Limited
Consolidated Income Statement
(in £ thousands, except per share data)

		Year ended June 30,
	Notes	2009	2010	2011
Revenue	5	278,476	286,416	331,441

Operating expenses	6	(235,131)	(235,491)	(272,653)
Profit on disposal of players' registrations		80,185	13,385	4,466

Operating profit		123,530	64,310	63,254

Finance costs		(118,743)	(110,298)	(52,960)
Finance income		1,317	1,715	1,710

Net finance costs	8	(117,426)	(108,583)	(51,250)

Profit/(loss) on ordinary activities before tax		6,104	(44,273)	12,004
Tax (expense)/credit	10	(844)	(3,211)	986

Profit/(loss) for the year from continuing operations		5,260	(47,484)	12,990

Attributable to:
Owners of the Company		5,343	(47,757)	12,649
Non-controlling interest		(83)	273	341

		5,260	(47,484)	12,990

Earnings/(loss) per share attributable to the equity holders of the Company during the year
Basic and diluted earnings/(loss) per share (Pounds Sterling)	25.3	5.40	(48.24)	12.78

Pro forma basic and diluted earnings/(loss) per share (Pounds Sterling)	25.4	0.03	(0.31)	0.08

See accompanying notes to consolidated financial statements.

Red Football Shareholder Limited
Consolidated Statement of Comprehensive Income
(in £ thousands)

	Year ended June 30,
	2009	2010	2011
Profit/(loss) for the financial year	5,260	(47,484)	12,990

Other comprehensive income:
Fair value movements on cash flow hedges, net of tax	—	—	(466)
Exchange (loss)/gain on translation of overseas subsidiary	(116)	5	(265)

Other comprehensive (loss)/income for the year, net of tax	(116)	5	(731)

Total comprehensive income/(loss) for the year	5,144	(47,479)	12,259

Attributable to:
Owners of the Company	5,227	(47,752)	11,918
Non-controlling interest	(83)	273	341

Total comprehensive income/(loss) for the year	5,144	(47,479)	12,259

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to consolidated financial statements.

Red Football Shareholder Limited
Consolidated Balance Sheet
(in £ thousands)

		As of June 30,
	Notes	2008(1)	2009	2010	2011
ASSETS
Non-current assets
Property, plant and equipment	11	249,022	243,466	239,509	240,540
Investment property	12	11,762	9,740	9,038	6,938
Goodwill	13	421,453	421,453	421,453	421,453
Players' registrations	14	92,739	113,406	94,270	129,709
Derivative financial instruments	16	19,101	—	—	—
Trade and other receivables	17	10,460	10,150	12,957	10,000
Non-current tax receivable	18	—	2,500	2,500	2,500

		804,537	800,715	779,727	811,140

Current assets
Derivative financial instruments	16	—	620	1,669	—
Trade and other receivables	17	42,770	41,779	44,382	55,403
Current tax receivable	18	—	—	59	—
Cash and cash equivalents	19	49,745	150,530	163,833	150,645

		92,515	192,929	209,943	206,048

Total assets		897,052	993,644	989,670	1,017,188

EQUITY AND LIABILITIES
Equity
Share capital	25	—	—	—	—
Share premium		272,575	272,575	—	249,105
Hedging reserve		—	—	—	(466)
Retained deficit		(268,320)	(263,093)	(38,270)	(25,886)

Equity attributable to owners of the Company		4,255	9,482	(38,270)	222,753
Non-controlling interests		(2,861)	(2,944)	(2,671)	(2,330)

		1,394	6,538	(40,941)	220,423

Non-current liabilities
Derivative financial instruments	16	—	29,821	1,537	—
Trade and other payables	20	3,149	5,393	26,432	28,416
Borrowings	21	691,009	705,335	753,944	442,330
Deferred income	22	—	35,897	27,324	18,349
Provisions	23	286	363	2,135	1,940
Deferred tax liabilities	24	54,039	56,871	60,023	54,406

		748,483	833,680	871,395	545,441

Current liabilities
Derivative financial instruments	16	108	638	—	2,034
Current tax liabilities	18	1,749	2,500	—	4,338
Trade and other payables	20	64,128	62,449	48,841	117,800
Borrowings	21	8,165	11,251	19,391	16,573
Deferred income	22	71,976	75,860	90,503	110,043
Provisions	23	1,049	728	481	536

		147,175	153,426	159,216	251,324

Total equity and liabilities		897,052	993,644	989,670	1,017,188

(1)
stated as of July 1, 2008

See accompanying notes to consolidated financial statements.

Red Football Shareholder Limited
Consolidated Statement of Changes in Equity
(in £ thousands)

	Share Capital	Share Premium	Hedging reserve	Retained Deficit	Total attributable to owners	Non- controlling interest	Total Equity
Balance as of July 1, 2008	—	272,575	—	(268,320)	4,255	(2,861)	1,394

Comprehensive income
Profit/(loss) for the year	—	—	—	5,343	5,343	(83)	5,260
Other comprehensive income
Currency translation differences	—	—	—	(116)	(116)	—	(116)

Total comprehensive income/(loss) for the year	—	—	—	5,227	5,227	(83)	5,144

Balance as of June 30, 2009	—	272,575	—	(263,093)	9,482	(2,944)	6,538

Comprehensive income
(Loss)/profit for the year	—	—	—	(47,757)	(47,757)	273	(47,484)
Other comprehensive income
Currency translation differences	—	—	—	5	5	—	5

Total comprehensive (loss)/income for the year	—	—	—	(47,752)	(47,752)	273	(47,479)

Transactions with owners
Capital reduction	—	(272,575)	—	272,575	—	—	—

Balance as of June 30, 2010	—	—	—	(38,270)	(38,270)	(2,671)	(40,941)

Comprehensive income
Profit for the year	—	—	—	12,649	12,649	341	12,990
Other comprehensive income
Cash flow hedges, net of tax	—	—	(466)	—	(466)	—	(466)
Currency translation differences	—	—	—	(265)	(265)	—	(265)

Total comprehensive (loss)/income for the year	—	—	(466)	12,384	11,918	341	12,259

Transactions with owners
Proceeds from shares issued	—	249,105	—	—	249,105	—	249,105

Balance as of June 30, 2011	—	249,105	(466)	(25,886)	222,753	(2,330)	220,423

See accompanying notes to consolidated financial statements.

Red Football Shareholder Limited
Consolidated Statement of Cash Flows
(in £ thousands)

		Year ended June 30,
	Notes	2009	2010	2011(1)
Cash flows from operating activities
Profit/(loss) on ordinary activities before tax		6,104	(44,273)	12,004
Impairment charges	12	1,935	615	2,013
Net finance costs		117,426	108,583	51,250
Profit on disposal of players' registrations		(80,185)	(13,385)	(4,466)
Depreciation charges		8,962	8,634	6,989
Amortisation of players' registrations		37,641	40,087	39,245
(Profit)/loss on disposal of property, plant and equipment		(23)	104	(46)
Fair value (gains)/losses on derivative financial instruments		(629)	(427)	1,047
Increase in trade and other receivables		(13,602)	(1,778)	(17,483)
Increase in trade and other payables and other deferred income		33,991	4,276	34,727
(Decrease)/increase in provisions		(434)	1,101	(140)

Cash flows from operating activities		111,186	103,537	125,140
Interest paid		(41,772)	(35,645)	(167,499)
Debt finance costs relating to borrowings		—	(13,846)	(118)
Interest received		1,260	1,681	1,774
Income tax refund/(paid)		236	(2,618)	(70)

Net cash generated from/(used in) operating activities		70,910	53,109	(40,773)

Cash flows from investing activities
Purchases of property, plant and equipment		(3,810)	(4,753)	(7,263)
Proceeds from sale of property, plant and equipment		28	51	107
Purchases of players' registrations		(55,220)	(44,274)	(25,369)
Proceeds from sale of players' registrations		99,180	13,857	13,956

Net cash generated from/(used in) investing activities		40,178	(35,119)	(18,569)

Cash flows from financing activities
Proceeds from issue of shares		—	—	249,105
Proceeds from borrowings		25,000	502,571	—
Repayment of secured payment in kind loan		—	—	(138,000)
Repayment of secured senior facilities		(10,088)	(506,962)	—
Repayment of other borrowings		(25,215)	(296)	(64,499)

Net cash (used in)/generated from financing activities		(10,303)	(4,687)	46,606

Net increase/(decrease) in cash and cash equivalents		100,785	13,303	(12,736)
Cash and cash equivalents as of beginning of year		49,745	150,530	163,833
Exchange losses on cash and cash equivalents		—	—	(452)

Cash and cash equivalents as of end of year		150,530	163,833	150,645

(1)
As described in note 2, the 2011 cash payment of cumulative accrued interest on the secured payment in kind loan has been reclassified.

See accompanying notes to consolidated financial statements.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements

1 General Information

Red Football Shareholder Limited ('the Company') and its subsidiaries (together 'the Group') is a professional football club together with related activities. The Company is a private company limited by share capital domiciled and incorporated in the United Kingdom and registered in England and Wales. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA.

These financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

These financial statements were authorized for issue by the board of directors on July 23, 2012.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1 Basis of preparation

The consolidated financial statements of Red Football Shareholder Limited have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Standards Interpretations Committee (IFRIC) interpretations, collectively "IFRSs." The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through the income statement, unless cash flow hedge accounting applies.

For the year ended June 30, 2011, £102.3 million relating to the cash payment of cumulative accrued ("rolled up") interest on the secured payment in kind loan (see note 21) has been reclassified in the Consolidated Statement of Cash Flows from financing activities to operating activities to better reflect the obligation for unpaid interest, consistent with the Company's policy on the classification of interest payments or receipts as cash flows from operating activities. As a result, net cash generated from operating activities of £61.5 million, as previously reported, has decreased to net cash used in operating activities of £40.8 million. Net cash used in financing activities of £55.6 million, as previously reported, has increased to net cash generated from financing activities of £46.6 million.

2.1.1 Changes in accounting policy and disclosure

a)
New and amended standards, and interpretations mandatory for the first time for financial year beginning July 1, 2010 and adopted by the Group.

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after July 1, 2010 that had a material impact on the Group's profits, net assets or equity.

b)
New and amended standards and interpretations early adopted by the Group.

No standards have been early adopted by the Group.

c)
New and amended standards and interpretations issued but not yet effective and not early adopted by the Group.

IFRS 9, 'Financial instruments' addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2013.

IFRS 10, 'Consolidated financial statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is yet to assess IFRS 10's full impact and intends to adopt IFRS 10 no later than the accounting period beginning on January 1, 2013.

IFRS 12, 'Disclosures of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12's full impact and intends to adopt IFRS 12 no later than the accounting period beginning on January 1, 2013.

IFRS 13, 'Fair value measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2012.

The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group's profits, net assets or equity. Adoption may affect the disclosures in the Group's financial statements.

There are no other IFRSs issued but not yet effective and not early adopted by the Group that would be expected to have a material impact on the Group.

2.2 Basis of consolidation

a)
Subsidiaries

Subsidiaries are all entities over which the Group has power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The acquisition accounting method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Cost includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

the non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Costs associated with an acquisition are included in the income statement as incurred. Any changes to the fair value, including any changes to the fair value of any contingent consideration, are taken directly to the income statement in subsequent years. Historically there have been no material changes to fair values. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)
Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in the income statement. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to the income statement.

2.3 Segment reporting

The Group has one reportable segment, being the operation of a professional football club. The chief operating decision maker (being the Executive Board of Manchester United Limited), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet, the Consolidated statement of cash flows and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

2.4 Foreign currency translation

a)
Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Pounds Sterling which is the Company's and its subsidiaries functional currency, with the exception of Manchester United Commercial Enterprises (Ireland) Limited whose functional currency is the Euro.

b)
Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

c)
Translation of overseas net assets

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

  (i)
  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

  (ii)
  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing at the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

  (iii)
  all resulting exchange differences are recognised in other comprehensive income and accumulated in equity.

On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the Consolidated income statement.

d)
Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2009	2010	2011	2009	2010	2011
Euro	1.176	1.2348	1.1066	1.2200	1.2054	1.1707
US Dollar	n/a	1.5067	1.6018	n/a	1.5793	1.5542

2.5 Revenue recognition

Revenue represents the fair value of consideration received or receivable from the Group's principal activities excluding transfer fees and value added tax. The Group's principal revenue streams are Matchday, Broadcasting and Commercial. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below.

a)
Matchday

Matchday income is recognised based on matches played throughout the year with income from each match being recognised only when the match to which the income relates has been played. Income from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is enjoyed.

Matchday income includes income receivable from all domestic and European matchday activities from Manchester United games at Old Trafford, together with the Group's share of gate receipts from cup matches not played at Old Trafford (where applicable) and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

Matchday income which is received in advance of a period end but relating to future periods (mainly the sale of seasonal facilities for first team matches at Old Trafford) is treated as deferred income. The deferred income is then released to revenue as the matches are played.

b)
Broadcasting

Broadcasting income represents income receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the FA Premier League and UEFA.

Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches, and merit awards (which are only recognised when they are known at the end of the football season).

Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches which are recognised when the matches are played.

Broadcasting income which is received in advance of a period end but relating to future periods is treated as deferred income. The deferred income is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

c)
Commercial

Commercial income comprises income receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed income and fees for the Manchester United First Team undertaking tours.

For sponsorship contracts any additional income receivable over and above the minimum guaranteed income contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Income is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognised in the later stages of the contract as the level of support provided to sponsors increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract.

Commercial income which is received in advance of a period end but relating to future periods is treated as deferred income. The deferred income is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

d)
Finance income

Finance income is recognised using the effective interest rate method.

2.6 Accrued income

Income from matchday activities, broadcasting and commercial contracts, which is received after the financial year to which it relates, is accrued as earned.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

2.7 Deferred income

Income from matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.8 Taxation

Current tax, which comprises UK and overseas corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date. Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the income statement, except where it relates to items charged or credited to equity via the statement of comprehensive income, when the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.9 Property, plant and equipment

Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.

Subsequent costs, for example, capital improvements and refurbishment, are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Where appropriate, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. With the exception of freehold property acquired before August 1, 1999, depreciation on other assets is calculated using the straight line method to write-down assets to their residual value over their estimated useful lives as follows:

Freehold property	75 years
Investment property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before August 1, 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

2 Summary of significant accounting policies (Continued)

The assets' residual values and useful lives are reviewed and adjusted if appropriate at each reporting date.

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognised in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within operating expenses within the income statement.

2.10 Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs), and is subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment property is depreciated using the straight line method over 75 years.

Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

2.11 Goodwill

a)
Initial recognition

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

b)
Impairment

Management considers there to be one material cash generating unit for the purposes of annual impairment review being the operation of a professional football club.

Goodwill is not subject to amortisation and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use.

2.12 Players' registrations and football staff remuneration

a)
Remuneration

Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and other football staff for that period. Any performance bonuses are recognised when the Company considers that it is probable that the condition related to the payment will be achieved. Signing-on fees are typically paid to players in equal annual instalments over the term of the player's contract. Instalments are paid at or near the beginning of each financial year and recognised as prepayments within trade and other receivables. They are subsequently charged to the income statement (as

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2 Summary of significant accounting policies (Continued)

operating expenses) on straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities. Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance.

Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player's contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment, which arises when the new contract is agreed.

Loyalty bonuses for ongoing service are typically paid in equal annual instalments over the term of the player's contract. These are paid at the beginning of each annual period and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

b)
Initial recognition

The costs associated with the acquisition of players' registrations are capitalised at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players' registrations, is disclosed in note 27.3. Costs are fully amortised over the period covered by the player's contract.

c)
Renegotiation

Where a playing contract is extended, any costs associated with securing the extension are added to the unamortised balance (at the date of the amendment) and the revised book value is amortised over the remaining revised contract life.

d)
Disposals

Assets available for sale (principally player registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to a period end. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

Gains and losses on disposal of players' registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognised separately in the income statement within profit on disposal of players' registrations. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognised in the income statement on the date the conditions are met.

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e)
Impairment

Management does not consider that it is possible to determine the value in use of an individual football player in isolation as that player (unless via a sale or insurance recovery) cannot generate cash flows on his own. Whilst management does not consider any individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not be available to play again for the club, for example, a player sustaining career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.13 Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of cash flows (cash flow hedge). The Group had no designated hedges in place as of June 30, 2010, 2009 and 2008 relating to income recognised up to and including the year ended June 30, 2011.

For designated hedges placed in the 3 months ended June 30, 2011 relating to future years' income the Group has documented, at the inception of the transaction, the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking the hedge transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 16. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within operating expenses. Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to the income statement in the periods when the hedged item is recognised in the income statement, in the same line of the income statement as the recognised hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within operating expenses.

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2.14 Trade and other receivables

Trade receivables are recognised initially at fair value, and subsequently measured at amortised cost less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

A provision for impairment of trade receivables is established when there is objective evidence that the receivable is impaired. The amount of impairment loss is measured as the difference between the carrying amount of the receivable and the present value of the estimated future cash flows arising on the trade receivable. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within 'operating expenses'. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against 'operating expenses' in the income statement.

Other receivables comprise loans to related parties (note 29.1), which are recognised initially at fair value and subsequently measured at amortised cost. They are presented as non-current assets as collection is expected in more than one year.

2.15 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

2.16 Trade payables

Trade payables are obligations to pay for goods and services which have been acquired in the commercial operations of the Group. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

2.17 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

Finance costs are recognised using the effective interest rate method.

Interest payments or receipts are treated as cash flows from operating activities.

2.18 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as a finance cost.

Provision is made for the anticipated net costs of onerous leases on non-trading properties.

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2.19 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease term. Any incentives received at the inception of the lease are recognised on a straight-line basis over the life of the lease.

Rentals receivable under sub-tenancy agreements are credited to the income statement on a straight line basis over the lease term. Any lease incentives given are recognised on a straight-line basis over the life of the lease. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

2.20 Pension costs

The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme ('the scheme'). The Group is unable to identify its share of the assets and liabilities of the scheme. As such the Group's contributions into the scheme are reflected within the income statement when the contributions fall due.

The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group's contributions into this scheme are reflected within the income statement when they fall due.

2.21 Exceptional items

Exceptional items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. Such items are disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items includes but is not limited to, significant impairment of assets, professional fees relating to proposed issue of shares, and significant onerous lease provisions.

2.22 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

3 Critical Accounting Judgements and Estimates

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, which are not readily apparent from other sources. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The estimates and assumptions used are based on historical experience and any other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a higher

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degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are considered to be:

a)
Goodwill

The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 13.

b)
Player registrations

The costs associated with the acquisition of players' registrations are capitalised at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis.

The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortised carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, for example a player being excluded from the First Team due to sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell.

c)
Revenue recognition — estimates in certain commercial contracts

In addition to a minimum guarantee, certain commercial contracts include additional profit share arrangements based on cumulative profits earned from the exploitation of the Manchester United brand. However, under the terms of one key commercial agreement, such surplus profits may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee.

Any additional profit share on such arrangements is only recognised when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable.

In assessing whether any additional profit share is probable and should therefore be recognised, management carry out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions.

Additional profit share recognised in the year ended June 30, 2011 amounted to £5.7 million, cumulative £8.9 million (2010: £3.2 million, cumulative £3.2 million; 2009: £nil, cumulative £nil).

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Notes to Consolidated Financial Statements (Continued)

3 Critical Accounting Judgements and Estimates (Continued)

d)
Recognition of deferred tax assets in respect of losses

Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. In arriving at a judgement in relation to the recognition of deferred tax assets on losses, management consider the regulations applicable to taxation and advice on their interpretation. Management also consider whether losses carried forward may be utilised through tax planning opportunities to create suitable taxable profits. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessment of the recognition of deferred tax assets on losses carried forward.

4 Financial risk management

4.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The policy for each of the above risks is described in more detail below.

a)
Market risk

Currency risk

The Group is exposed to the following currency risks:

  •
  Significant income received in Euros is primarily a result of participation in the UEFA Champions League competition. During the year ended June 30, 2011 the Group received a total of €55.3 million of income denominated in Euros (2010: €45.9 million; 2009: €40.2 million). The Group seeks to hedge the majority of the currency risk of this income by placing forward contracts at the point at which it becomes reasonably certain that it will receive the income. The fair value of forward foreign exchange contracts is disclosed in note 16.

  •
  Significant amount of sponsorship income denominated in US Dollars. During the year ended June 30, 2011 the Group received a total of US$41.2 million of income denominated in US Dollars (2010: US$21.5 million; 2009: US$16.4 million).

  •
  Risks arising from the senior secured notes issued in US Dollars (see note 21). The Group issued a total of US$425 million of US Dollar denominated senior secured notes, the principal of which is not hedged, and is therefore retranslated each year at the closing rate for each reporting date. The currency retranslation for the year ended June 30, 2011 resulted in a credit to the income statement of £16.4 million (2010: charge of £19.3 million, 2009: £nil) and is disclosed in note 8 of the financial statements as a non-exceptional item. Interest is paid on the US Dollar element of the senior secured notes in US Dollars.

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4 Financial risk management (Continued)

  •
  The Group only considers hedging US Dollar exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

  •
  Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

As of June 30, 2011:

  •
  if Pounds Sterling had strengthened by 10% against the Euro, with all other variables held constant, post-tax profit for the year would have been £1.6 million higher (2010: £0.3 million higher; 2009: £0.7 million lower).

  •
  if Pounds Sterling had weakened by 10% against the Euro, with all other variables held constant, post-tax profit for the year would have been £1.9 million lower (2010: £0.4 million lower; 2009: £0.8 million higher).

  •
  if Pounds Sterling had strengthened by 10% against the US Dollar, with all other variables held constant, post-tax profit for the year would have been £21.0 million higher (2010: £23.8 million higher; 2009: £0.5 million lower).

  •
  if Pounds Sterling had weakened by 10% against the US Dollar, with all other variables held constant, post-tax profit for the year would have been £25.7 million lower (2010: £29.1 million lower; 2009: £0.6 million higher).

Interest rate risk

The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

The Group's interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's borrowings are denominated in Pounds Sterling and US Dollar. Full details of the Group's borrowings and associated interest rates can be found in note 21.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit or loss of a defined interest rate shift. For each simulation, the same interest shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest bearing positions.

Based on various scenarios, the Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. These are approved by the Executive Board of Manchester United Limited and the Board receives updates on a regular basis in respect of the hedging position.

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The Group has entered into a number of swap agreements with terms remaining of up to seven years, as disclosed in note 16. As of June 30, 2011 the fair value of these interest rate swaps was a liability of £1,404,000 (2010: £1,537,000; 2009: £29,821,000; 2008: asset of £19,101,000). Details of all derivatives are given in note 16.

Cash flow risk

Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group's liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities.

The Group's borrowing facilities are described in note 21. Financing facilities have been agreed at appropriate levels having regard to the Group's operating cash flows and future development plans.

b)
Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Of the net total trade receivable balance of £28,845,000 (2010: £32,175,000; 2009: £26,380,000; 2008: £38,891,000), £4,154,000 (2010: £13,358,000; 2009: £10,293,000; 2008: £25,816,000) relates to amounts receivable from various other football clubs in relation to player trading and £19,670,000 (2010: £13,986,000; 2009: £11,809,000; 2008: £5,461,000) relates to commercial sponsorship. The maximum credit exposure relates to the total of cash and cash equivalents and trade and other receivables (excluding prepayments) and is £206,171,000 (2010: £212,427,000; 2009: £194,700,000; 2008: £97,385,000). Further information on trade and other receivables can be found in note 17.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset included in the balance sheet. Management does not expect any material losses from non-performance by these counterparties.

There are no significant concentrations of credit risk within the Group. The maximum credit risk exposure at the reporting date relates to football liabilities but this is mitigated by the governing bodies of international and national football associations.

c)
Liquidity risk

The Group's policy is to maintain a balance of continuity of funding and flexibility through the use of secured loan notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the Executive Directors of Manchester United Limited. The Directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity. The maturity profile of borrowings is presented in note 21 along with the Group's borrowing facilities as at the reporting date.

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At the

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4 Financial risk management (Continued)

reporting date, the Group held cash and cash equivalents of £150,645,000 (2010: £163,833,000; 2009: £150,530,000; 2008: £49,745,000).

The table below analyses the financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	47,552	1,366	4,995	360
Borrowings	53,544	55,966	182,714	707,749

	101,096	57,332	187,709	708,109
Non-trading(2) and net settled derivative financial instruments:
cash outflow	13,524	99	—	—
cash inflow	(17,566)	(4,958)	(14,744)	(2,415)

At June 30, 2008	97,054	52,473	172,965	705,694

Trade and other payables excluding social security and other taxes(1)	52,484	2,116	5,862	1,225
Borrowings	31,137	33,830	169,923	598,861

	83,621	35,946	175,785	600,086
Non-trading(2) and net settled derivative financial instruments:
cash outflow	20,181	16,959	42,635	1,111
cash inflow	(2,690)	—	—	—

At June 30, 2009	101,112	52,905	218,420	601,197

Trade and other payables excluding social security and other taxes(1)	35,881	8,782	22,549	4,032
Borrowings	45,958	45,971	143,011	844,696

	81,839	54,753	165,560	848,728
Non-trading(2) and net settled derivative financial instruments:
cash outflow	333	378	938	876
cash inflow	(1,669)	—	—	—

At June 30, 2010	80,503	55,131	166,498	849,604

Trade and other payables excluding social security and other taxes(1)	103,391	13,616	19,433	627
Borrowings	39,411	39,425	118,360	482,250

	142,802	53,041	137,793	482,877
Non-trading(2) and net settled derivative financial instruments:
cash outflow	1,001	353	939	569

At June 30, 2011	143,803	53,394	138,732	483,446

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

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4 Financial risk management (Continued)

4.2 Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as 'equity attributable to owners of the Company' as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including 'current and non-current borrowings' as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 21.

4.3 Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

  •
  Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  •
  Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Assets
Derivative financial assets at fair value through profit or loss	19,101	620	1,669	—
Liabilities
Derivative financial liabilities at fair value through profit or loss	(108)	(30,459)	(1,537)	(1,404)
Derivative financial liabilities designated as cash flow hedges	—	—	—	(630)

	18,993	(29,839)	132	(2,034)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

All of the derivative assets and liabilities detailed above are categorised as Level 2.

5 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the First Team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker regards the Group as operating in one material segment, being the operation of a professional football club.

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5 Segment information (Continued)

External revenue, all of which arises within the United Kingdom from the Group's principal activity, can be analysed into its three main revenue components as follows:

	2009 £'000	2010 £'000	2011 £'000
Matchday	114,486	105,818	110,823
Broadcasting	98,013	103,276	117,249
Commercial	65,977	77,322	103,369

	278,476	286,416	331,441

All non-current assets are held within the United Kingdom.

Entities accounting for more than 10% of revenue are as follows:

	2009 £'000	2010 £'000	2011 £'000
Entity 1	54,313	55,854	63,409
Entity 2	33,472	40,719	51,129

6 Operating expenses

	2009 £'000	2010 £'000	2011 £'000
Operating expenses excluding player amortisation:
Exceptional items (note 7)	3,097	2,775	4,667
Employee benefit expense (note 9)	123,120	131,689	152,915
Depreciation — property, plant and equipment (note 11)	8,875	8,547	6,902
Depreciation — investment property (note 12)	87	87	87
Operating lease costs — land and buildings	741	1,272	1,149
Operating lease costs — other	173	173	178
Stadium and other operating charges	60,819	50,153	67,634
Auditors' remuneration: audit of parent company and consolidated accounts	23	16	16
Auditors' remuneration: other audit services	16	12	12
Audit of subsidiary undertakings	97	69	76
Auditors' remuneration: taxation advice	528	394	212
Exchange (gains)/losses on translation	(63)	113	(394)
(Profit)/loss on disposal of property, plant and equipment	(23)	104	(46)

	197,490	195,404	233,408
Player amortisation:
Amortisation of players' registrations (note 14)	37,641	40,087	39,245

	235,131	235,491	272,653

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6 Operating expenses (Continued)

In addition to the auditors' remuneration charges disclosed above, are amounts of £nil (2010: £701,000; 2009: £nil) included within debt finance costs relating to services provided in connection with the senior secured notes issued on January 29, 2010 and £625,000 (2010: £nil; 2009: £nil) included within exceptional items (note 7).

7 Exceptional items

	2009 £'000	2010 £'000	2011 £'000
Investment property impairment (note 12)	1,935	615	2,013
Professional adviser fees relating to proposed issue of shares	—	—	2,654
Increase in onerous lease provision (note 23)	325	2,160	—
Football League pension scheme deficit	837	—	—

	3,097	2,775	4,667

The investment property impairment charges represent reductions in the market value of investment properties held by the Group, based on internal and external valuations undertaken in 2009, 2010 and 2011 respectively (see note 12 for further details).

Professional adviser fees regards the proposed issue of shares relate to a proposed public offer of shares. These fees are recognised as an expense rather than being accounted for as a deduction from equity as they are not directly attributable to the issue of shares. The fees include £625,000 (2010: £nil; 2009: £nil) relating to services provided by the Group's auditors.

The onerous lease provision reflects the present value of future lease payments on a property upon which no permanent income has been secured. The provision relates to a lease which contains a break clause that may be exercised in 2015.

The Football League pension deficit reflects the Group's share of the increased deficit as per the last actuarial valuation as of August 31, 2008 (see note 28 for further details).

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

8 Net finance costs

	2009 £'000	2010 £'000	2011 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	1,834	2,490	4,619
Interest payable on senior secured notes and secured senior facilities	40,272	39,440	41,778
Interest payable on secured payment in kind loan	26,307	30,192	14,314
Amortisation of issue discount, debt finance and debt issue costs on senior secured notes, secured senior facilities and secured payment in kind loan	1,408	2,268	1,996
Premium on repurchase of senior secured notes (note 21)	—	—	3,511
Foreign exchange loss/(gain) on US Dollar denominated senior secured notes	—	19,270	(16,414)
Unwinding of discount on onerous lease provision (note 23)	—	99	93
Fair value movements on derivative financial instruments:
Forward foreign exchange contracts	—	(563)	563
Interest rate swaps	973	514	(132)
Accelerated amortisation of debt issue costs on repaid payment in kind loan	—	—	2,632
Accelerated amortisation of debt issue costs on repaid secured senior facilities	—	4,705	—
Fair value movements on financial instruments:
Terminated interest rate swap agreements	47,949	11,883	—

Total finance costs	118,743	110,298	52,960
Total finance income — interest receivable	(1,317)	(1,715)	(1,710)

Net finance costs	117,426	108,583	51,250

The payment in kind loan was repaid on November 22, 2010 following a share subscription. This triggered the accelerated amortisation of debt issue costs on the payment in kind loan amounting to £2,632,000 (2010: £nil; 2009: £nil).

On completion of the senior secured notes issue in January 2010 (see note 21), the secured senior facilities were repaid by a wholly owned subsidiary, Red Football Limited. This triggered the accelerated amortisation of debt issue costs on the secured senior facilities amounting to £nil (2010: £4,705,000; 2009: £nil) and also resulted in the termination of interest rate swap agreements related to the secured senior facilities.

The fair value movement on the terminated interest rate swap agreements, including losses on termination, amounted to £nil (2010: £11,883,000; 2009: £47,949,000).

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

9 Employees

Employee benefit expense and average number of people employed

The average monthly number of employees during the year, including directors, was as follows:

	2009	2010	2011
Average number of employees:
Football — players	62	68	71
Football — technical and coaching	63	68	70
Commercial	23	40	53
Broadcasting	73	57	65
Administration and other	370	359	369

Average monthly number of employees	591	592	628

The Group also employs approximately 2,191 temporary staff on matchdays (2010: 1,869; 2009: 2,012).

Particulars of employee costs are as shown below:

	2009 £'000	2010 £'000	2011 £'000
Wages and salaries (including bonuses)	109,567	117,060	135,568
Social security costs	12,325	13,234	15,919
Other pension costs — defined contribution	1,228	1,395	1,428

	123,120	131,689	152,915

Details of the pension arrangements offered by the Company and the Group are disclosed in note 28.

Key management compensation

Key management includes directors (executive and non-executive) of the Group and executive directors of Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is as follows:

	2009 £'000	2010 £'000	2011 £'000
Salaries and other short-term employee benefits (including bonuses)	3,300	3,527	4,039
Post-employment benefits	336	355	252

	3,636	3,882	4,291

No directors of Red Football Shareholder Limited received any emoluments in respect of services for the Company and Group during the year (2010: none; 2009: none).

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

10 Tax

	2009 £'000	2010 £'000	2011 £'000
Current tax:
Current tax on profit for the year	—	—	4,338
Foreign tax	44	59	129
Adjustment in respect of prior years	(2,032)	—	—

Total current tax (credit)/expense	(1,988)	59	4,467

Deferred tax:
Origination and reversal of temporary differences	2,832	3,152	(3,426)
Adjustment in respect of previous years	—	—	2,190
Impact of change in UK corporation tax rate	—	—	(4,217)

Total deferred tax expense/(credit)	2,832	3,152	(5,453)

Total tax expense/(credit)	844	3,211	(986)

A reconciliation of the total tax expense/(credit) is as follows:

	2009 £'000	2010 £'000	2011 £'000
Profit/(loss) before tax	6,104	(44,273)	12,004

Profit/(loss) on ordinary activities multiplied by weighted average UK Corporation tax rate of 27.5% (2010: 28%, 2009: 28%)	1,709	(12,396)	3,301
Tax effects of:
Foreign tax	44	59	129
Adjustment in respect of previous years(1)	(2,032)	—	2,190
Expenses not deductible for tax purposes(2)	924	524	2,871
Re-measurement of deferred tax — change in UK corporation tax rate	—	—	(4,217)
Utilisation of previously unrecognised tax losses	—	—	(5,260)
Tax losses for which no deferred tax asset is recognised	199	15,024	—

Total tax expense/(credit)	844	3,211	(986)

(1)
The £2,190,000 additional tax charged in 2011 is due to an historic imbalance in tax written down values. The adjustment brings the carried forward position in to line with the most recent finalised tax computations. In addition, the £2,032,000 tax credit arising in 2009 represents the adjustment of an overprovision from prior years.

(2)
Expenses not deductible for tax purposes typically comprise non-qualifying depreciation and routine, recurring disallowable expenses such as entertaining, in addition to investment property impairments charged in the periods reported. The £2,871,000 additional tax charged in 2011 mainly relates to accrued professional adviser fees relating to the proposed issue of shares (see note 7), and the premium paid on repurchase of senior secured notes (see note 21).

The main rate of UK corporation tax reduced from 28% to 26% from April 1, 2011. The reduction to 26% was substantively enacted on March 29, 2011 and consequently deferred tax balances have been re-measured to 26%.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

10 Tax (Continued)

Proposals have been announced to further reduce the rate to 24% from April 1, 2012 and to 23% from April 1, 2013. The further reduction to 24% was enacted in March 2012. As this change was not substantively enacted at the reporting date, it is not reflected in these financial statements. The further reduction to 23% has yet to be enacted.

The overall effect of the further reductions from 26% to 23%, if these applied to the deferred tax balance at 30 June 2011, would be to reduce the deferred tax liability by £6,277,000 (being £4,185,000 expected to be recognised in 2012 and £2,092,000 expected to be recognised in 2013).

In addition to the amount charged/(credited) to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	2009 £'000			2010 £'000			2011 £'000
	Before tax	Tax	After tax	Before tax	Tax	After tax	Before tax	Tax	After tax
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	—	—	—	—	—	—	(630)	(164)	(466)
Exchange (loss)/gain on translation of overseas subsidiary	(116)	—	(116)	5	—	5	(265)	—	(265)

Other comprehensive income	(116)	—	(116)	5	—	5	(895)	(164)	(731)

Deferred tax (note 24)	—	—	—	—	—	—	—	(164)	—

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

11 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
As of July 1, 2008	252,559	30,453	16,309	299,321
Additions	101	1,054	2,169	3,324
Disposals	—	(188)	(37)	(225)
Transfers	(425)	425	—	—

As of June 30, 2009	252,235	31,744	18,441	302,420

Accumulated depreciation
As of July 1, 2008	17,751	21,807	10,741	50,299
Charge for year	3,282	4,315	1,278	8,875
Disposals	—	(183)	(37)	(220)

As of June 30, 2009	21,033	25,939	11,982	58,954

Net book amount
As of June 30, 2009	231,202	5,805	6,459	243,466

As of June 30, 2008	234,808	8,646	5,568	249,022

Cost
As of July 1, 2009	252,235	31,744	18,441	302,420
Additions	754	1,658	2,333	4,745
Disposals	(683)	(465)	(662)	(1,810)

As of June 30, 2010	252,306	32,937	20,112	305,355

Accumulated depreciation
As of July 1, 2009	21,033	25,939	11,982	58,954
Charge for year	3,288	3,642	1,617	8,547
Disposals	(683)	(408)	(564)	(1,655)

As of June 30, 2010	23,638	29,173	13,035	65,846

Net book amount
As of June 30, 2010	228,668	3,764	7,077	239,509

Cost
As of July 1, 2010	252,306	32,937	20,112	305,355
Additions	3,020	1,978	2,996	7,994
Disposals	—	(586)	(120)	(706)

As of June 30, 2011	255,326	34,329	22,988	312,643

Accumulated depreciation
As of July 1, 2010	23,638	29,173	13,035	65,846
Charge for year	3,286	1,787	1,829	6,902
Disposals	—	(532)	(113)	(645)

As of June 30, 2011	26,924	30,428	14,751	72,103

Net book amount
As of June 30, 2011	228,402	3,901	8,237	240,540

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

11 Property, plant and equipment (Continued)

Freehold property primarily comprises the Old Trafford stadium and the Carrington Training Ground. Subsequent to the reporting date, the Group acquired additional freehold property as described in note 31.

Property, plant and equipment with a net book amount of £240,540,000 (2010: £239,509,000; 2009: £nil; 2008: £nil) has been pledged to secure the senior secured notes borrowings of the Group (see note 21).

Capital commitments at the reporting date are disclosed in note 27.

12 Investment properties

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Cost at the beginning of the year	—	11,762	11,762	11,762
Acquisitions	11,762	—	—	—

Cost at the end of the year	11,762	11,762	11,762	11,762

Accumulated depreciation and impairment at the beginning of the period	—	—	(2,022)	(2,724)
Depreciation	—	(87)	(87)	(87)
Impairment	—	(1,935)	(615)	(2,013)

Accumulated depreciation and impairment at the end of the period	—	(2,022)	(2,724)	(4,824)

Closing net book amount	11,762	9,740	9,038	6,938

Investment property primarily comprises the leasehold on the Manchester International Freight Terminal, which expires in 2071. Subsequent to the reporting date, the Group acquired additional investments in land and buildings as described in note 31.

Investment properties were externally valued as of June 30, 2011 and June 30, 2010 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. Investment properties were internally valued as at 30 June 2009 by an employee of Manchester United Limited group holding a recognised professional qualification. The fair value as of June 30, 2011 was £6,938,000 (2010: £9,038,000; 2009: £9,740,000).

Impairment charges have been recognised in 2011, 2010 and 2009 based on the valuations undertaken, to ensure the carrying amounts of the investment properties do not exceed fair value.

The property rental income earned by the Group from its investment property amounted to £1,019,000 (2010: £1,022,000; 2009: £1,033,000). Property rental income includes top up payments made by the vendor of the investment property known as the Manchester International Freight Terminal covering any rental income shortfall up to £1,000,000. This rental income guarantee expired on June 30, 2011. Direct operating expenses arising on the investment property in the period amounted to £187,000 (2010: £146,000; 2009: £122,000).

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

12 Investment properties (Continued)

Investment property with a net book amount of £6,700,000 (2010: £8,800,000) has been pledged to secure the bank loan borrowings of the Group (see note 21).

13 Goodwill

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Cost and net book amount at the beginning and end of the year	421,453	421,453	421,453	421,453

Impairment tests for goodwill

Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations.

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5%, which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the discount rate, which has been determined at 11.6% for each period, and certain assumptions around progression in Domestic and European cup competitions, notably the UEFA Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

  •
  increase the discount rate by 3%;

  •
  failure to qualify for the UEFA Champions League once every five seasons.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

14 Players' registrations

£'000
Cost
As of July 1, 2008	201,412
Additions	61,802
Disposals	(40,908)

As of June 30, 2009	222,306

Accumulated amortisation
As of July 1, 2008	108,673
Charge for year	37,641
Disposals	(37,414)

As of June 30, 2009	108,900

Net book amount
As of June 30, 2009	113,406

As of June 30, 2008	92,739

Cost
As of July 1, 2009	222,306
Additions	25,717
Disposals	(9,638)

As of June 30, 2010	238,385

Accumulated amortisation
As of July 1, 2009	108,900
Charge for year	40,087
Disposals	(4,872)

As of June 30, 2010	144,115

Net book amount
As of June 30, 2010	94,270

Cost
As of July 1, 2010	238,385
Additions	74,760
Disposals	(19,775)

As of June 30, 2011	293,370

Accumulated amortisation
As of July 1, 2010	144,115
Charge for year	39,245
Disposals	(19,699)

As of June 30, 2011	163,661

Net book amount
As of June 30, 2011	129,709

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

15 Financial instruments

Financial instruments by category

The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Financial assets
At fair value through profit and loss:
Derivative financial instruments	19,101	620	1,669	—
Loans and receivables:
Trade and other receivables excluding prepayments(1)	47,690	44,170	48,594	55,526
Cash and cash equivalents	49,745	150,530	163,833	150,645

Total	116,486	195,320	214,096	206,171

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	—	—	—	630
At fair value through profit and loss:
Derivative financial instruments	108	30,459	1,537	1,404
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	54,331	61,332	63,405	131,136
Borrowings	699,174	716,586	773,335	458,903

Total	753,613	808,377	838,277	592,073

(1)
Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2)
Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

Credit quality of financial assets

Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding prepayments).

Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody's rating of Aa3.

For receivables the directors consider that, based on the historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of financial assets that are neither past due nor impaired is good.

None of the financial assets that are fully performing as of June 30, 2011, June 30, 2010 and June 30, 2009 has been renegotiated in the preceding twelve months.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

16 Derivative financial instruments

	2008		2009		2010		2011
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	—	—	—	—	—	—	—	(630)
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	19,101	—	—	(29,821)	—	(1,537)	—	(1,404)
Forward foreign exchange contracts	—	(108)	620	(638)	1,669	—	—	—

	19,101	(108)	620	(30,459)	1,669	(1,537)	—	(2,034)

Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	19,101	—	—	(29,821)	—	(1,537)	—	—

Non-current derivative financial instruments	19,101	—	—	(29,821)	—	(1,537)	—	—

Current derivative financial instruments	—	(108)	620	(638)	1,669	—	—	(2,034)

Details of derivative contracts for both foreign currency and interest rate swaps committed to at each reporting date, the fair values of which are recognised above, are as follows:

As of June 30, 2008

Sterling foreign currency derivative contracts:

Currency	Principal value (£'000)	Average rate
Euro	29,238	1.2658

Interest rate swaps:

Principal value of loan outstanding (£'000)	Rate received	Rate paid	Expiry date
450,000	1 month Libor	6 month Libor — 0.2%	31 December 2008
450,000	6 month Libor	Fixed 5.0775%	31 December 2013
*8,000 – 7,166	3 month Libor	Fixed 5.25%	7 April 2011
*7,166 – 4,199	3 month Libor	Fixed 6.1%	9 July 2018

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

16 Derivative financial instruments (Continued)

As of June 30, 2009

Sterling foreign currency derivative contracts:

Currency	Principal value (£'000)	Average rate
Euro	7,588	1.275
US Dollar	5,182	1.477

Interest rate swaps:

Principal value of loan outstanding (£'000)	Rate received	Rate paid	Expiry date
450,000	6 months Libor	Fixed 5.0775%	31 December 2013
225,000	1 month Libor + 0.52%	6 month Libor	31 December 2009
150,000	1 month Libor + 0.53%	6 month Libor	31 December 2009
75,000	1 month Libor + 0.50%	6 month Libor	31 December 2009
*7,786 – 7,166	3 months Libor	Fixed 5.25%	7 April 2011
*7,166 – 4,199	3 months Libor	Fixed 6.1%	9 July 2018

As of June 30, 2010

Pounds Sterling foreign currency derivative contracts:

Currency	Principal value (£'000)	Average rate
Euro	23,936	1.180
US Dollar	11,854	1.454

US Dollar foreign currency derivative contracts:

Currency	Principal value ($'000)	Average rate
GBP	22,272	1.555

Interest rate swaps:

Principal value of loan outstanding (£'000)	Rate received	Rate paid	Expiry date
*7,488 – 7,166	3 month Libor	Fixed 5.25%	7 April 2011
*7,166 – 4,199	3 month Libor	Fixed 6.1%	9 July 2018

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

16 Derivative financial instruments (Continued)

As of June 30, 2011

Pounds Sterling foreign currency derivative contracts:

Currency	Principal value (£'000)	Average rate
Euro	28,340	1.1347

The Group has entered into forward foreign exchange contracts to hedge the exchange rate risk arising from anticipated future income relating to participation in the UEFA Champions League, which are designated as cash flow hedges.

As of June 30, 2011, the aggregate amount of losses, net of tax, under forward foreign exchange contracts deferred in the hedging reserve in equity relating to exposure on these anticipated future transactions is £466,000. It is anticipated that the future income will be received within the next 12 months, at which time the amount deferred in equity will be reclassified to profit or loss.

Interest rate swaps:

Principal value of loan outstanding (£'000)	Rate received	Rate paid	Expiry date
*7,166 – 4,199	3 month Libor	Fixed 6.1%	9 July 2018

*
The principal value of the interest rate swaps reduces with the secured bank loan repayment terms, see note 21.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

17 Trade and other receivables

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Trade receivables	39,063	26,444	34,255	31,525
Less: provision for impairment of trade receivables	(172)	(64)	(2,080)	(2,680)

Trade receivables — net	38,891	26,380	32,175	28,845
Other receivables	1,145	11,689	10,023	10,000
Accrued income	7,604	6,101	6,396	16,681

	47,640	44,170	48,594	55,526
Prepayments	5,590	7,759	8,745	9,877

	53,230	51,929	57,339	65,403

Less: non-current portion:
Trade receivables	10,460	150	2,957	—
Other receivables	—	10,000	10,000	10,000

Non-current trade and other receivables	10,460	10,150	12,957	10,000

Current trade and other receivables	42,770	41,779	44,382	55,403

Trade receivables include transfer fees receivable from other football clubs of £4,154,000 (2010: £13,358,000; 2009: £10,293,000; 2008: £25,816,000) of which £nil (2010: £2,957,000; 2009: £150,000; 2008: £10,460,000) is receivable after more than one year. Trade receivables also include £18,400,000 (2010: £13,683,000; 2009: £10,612,000; 2008: £6,925,000) of deferred income that is contractually payable to the Company, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred income liabilities.

Other receivables refer to loans granted to directors (see note 29.1).

The fair values of trade and other receivables are equal to their carrying values, as detailed above.

Credit terms offered by the Group vary depending on the type of sale. For seasonal matchday facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 – 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis.

As of June 30, 2011, trade receivables of £24,084,000 (2010: £14,389,000; 2009: £17,597,000; 2008: £28,873,000) were fully performing.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

17 Trade and other receivables (Continued)

As of June 30, 2011, trade receivables of £4,761,000 (2010: £17,632,000; 2009: £8,763,000; 2008: £10,008,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Up to 3 months	9,778	8,340	14,642	4,444
Over 3 months	230	423	2,990	317

	10,008	8,763	17,632	4,761

As of June 30, 2011, trade receivables of £2,680,000 (2010: £2,234,000; 2009: £84,000; 2008: £182,000) were impaired and provided for. The amount of the provision was £2,680,000 as of June 30, 2011 (2010: £2,080,000; 2009: £64,000: 2008: £172,000). The individually impaired receivables largely relate to a transfer fee receivable due from one football club, with whom a revised formal payment plan has been agreed. The ageing of these receivables, based on due date, is as follows:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Up to 3 months	—	—	2,148	2,319
3 to 6 months	182	84	86	361

	182	84	2,234	2,680

Movements on the provision for impairment of trade receivables are as follows:

	2009 £'000	2010 £'000	2011 £'000
Brought forward	172	64	2,080
Provisions for receivables impairment	32	2,056	600
Unused amounts reversed	(140)	(40)	—

Carried forward	64	2,080	2,680

The carrying amount of trade and other receivables are denominated in the following currencies:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Pounds Sterling	34,739	39,025	40,848	54,140
Euro	16,357	8,220	2,702	1,644
US Dollar	2,134	4,684	13,789	9,619

	53,230	51,929	57,339	65,403

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

18 Income tax

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Non-current tax receivable	—	2,500	2,500	2,500
Current tax receivable	—	—	59	—

Tax receivable	—	2,500	2,559	2,500

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Current tax liabilities	1,749	2,500	—	4,338

The £2,500,000 non-current tax receivable relates to tax withheld at 25% of the loans made to Directors during 2009 under s455 CTA 2010. The corresponding liability was paid on April 1, 2010 and is recoverable upon repayment of the Directors' loans. The Directors' loans were repaid on April 25, 2012.

19 Cash and cash equivalents

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Cash at bank and in hand	35,109	150,530	158,364	150,645
Short-term bank deposits	14,636	—	5,469	—

Cash and cash equivalents	49,745	150,530	163,833	150,645

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

The carrying amounts of cash and cash equivalents are denominated in the following currencies:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Pounds Sterling	34,611	149,838	153,127	127,644
Euro	15,134	599	566	72
US Dollar	—	93	10,140	22,929

	49,745	150,530	163,833	150,645

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

20 Trade and other payables

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Trade payables	34,154	42,835	16,905	69,360
Other payables	623	1,351	28,519	29,270
Accrued expenses	19,554	17,146	17,981	32,506

	54,331	61,332	63,405	131,136
Social security and other taxes	12,946	6,510	11,868	15,080

	67,277	67,842	75,273	146,216

Less: non-current portion:
Trade payables	2,634	4,209	2,995	9,301
Other payables	515	1,184	23,437	19,115

Non-current trade and other payables	3,149	5,393	26,432	28,416

Current trade and other payables	64,128	62,449	48,841	117,800

Trade payables include transfer fees and other associated costs in relation to the acquisition of player registrations of £54,931,000 (2010: £11,230,000; 2009: £28,942,000; 2008: £21,752,000) due within one year and £9,301,000 (2010: £2,995,000; 2010: £4,209,000; 2008: £2,634,000) due after more than one year.

Other payables include a deferred element of the terminated interest rate swap related to the previous senior facilities of £4,155,000 (2010: £3,684,000; 2009: £nil; 2008: £nil) due within one year and £18,282,000 (2010: £22,437,000; 2009: £nil; 2008: £nil) due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

The increase in accrued expenses in 2011 is principally due to an increase in employee bonus provisions as a result of first team playing success and accrued professional adviser fees relating to the proposed issue of shares (see note 7).

The carrying amounts of trade and other payables are denominated in the following currencies:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Pounds Sterling	48,792	66,623	68,085	127,643
Euro	18,463	892	7,188	18,478
US Dollar	22	327	—	95

	67,277	67,842	75,273	146,216

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

21 Borrowings

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Current
Secured bank loans	215	301	319	338
Secured senior facilities	7,950	10,950	—	—
Other borrowings	—	—	—	400
Accrued interest on senior secured notes	—	—	19,072	15,835

	8,165	11,251	19,391	16,573

Non-current
Secured bank loans	7,785	7,485	7,169	6,828
Secured senior facilities	502,745	490,756	—	—
Senior secured notes	—	—	509,181	431,234
Secured payment in kind loan	175,479	202,094	232,594	—
Other borrowings	5,000	5,000	5,000	4,268

	691,009	705,335	753,944	442,330

Total borrowings	699,174	716,586	773,335	458,903

Maturity of borrowings
Less than one year	8,165	11,251	19,391	16,573
In more than one year but not more than two years	9,843	12,861	335	759
In more than two years but not more than five years	49,942	110,762	6,143	2,411
In more than five years	631,224	581,712	747,466	439,160

	699,174	716,586	773,335	458,903

Secured bank loans/senior facilities of £7,166,000 (2010: £7,488,000, 2009: £509,492,000, 2008: £518,695,000) comprise:

  a)
  £7,166,000 (2010: £7,488,000, 2009: £7,786,000, 2008: £8,000,000) bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1%. £2,967,000 is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 being re-payable at par on July 9, 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

  b)
  £nil (2010: £nil, 2009: £501,706,000, 2008: £510,695,000) of senior facilities net of £nil (2010: £nil, 2009: £5,255,000, 2008: £6,355,000) of unamortised debt finance costs drawn down by Red Football Limited.

On January 29, 2010, MU Finance plc, a wholly owned subsidiary of Red Football Shareholder Limited, issued Pounds Sterling and US Dollar denominated senior secured notes (senior secured note issue), which amounted to the Pounds Sterling equivalent of £502.5 million in aggregate (net of original issue discount). The notes are due for repayment in 2017 and interest is paid semi-annually.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

21 Borrowings (Continued)

The notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market.

The funds raised from the senior secured note issue, together with existing cash reserves, were on-loaned to Red Football Limited to repay in full, the secured senior facilities loans.

Senior secured notes of £431,234,000 (2010: £509,181,000, 2009: £nil, 2008: £nil) comprise:

  a)
  £428,378,000 (2010: £489,911,000; 2009: £nil; 2008: £nil) of senior secured notes (net of unamortised issue discount and unamortised debt finance costs amounting to £20,204,000 (2010: £22,517,000; 2009: £nil; 2008: £nil) translated at the historic exchange rate. The note issue comprised aggregate principal amounts of £250 million of sterling senior secured notes attracting a fixed coupon rate of 8.75% and US$425 million of US Dollar denominated senior secured notes attracting a fixed coupon rate of 8.375%.

  b)
  £2,856,000 (2010: £19,270,000; 2009: £nil; 2008: £nil) of cumulative foreign exchange losses arising on the translation of the US Dollar denominated senior secured notes being the difference between the historic exchange rate and the year-end spot rate.

The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. During the year ended June 30, 2011 the Group repurchased the sterling equivalent of £63,846,000 (2010: £nil; 2009: £nil; 2008: £nil) of senior secured notes comprising £58,225,000 of sterling senior secured notes and US$9,000,000 of US Dollar denominated senior secured notes. The consideration paid amounted to £67,357,000 (2010: £nil; 2009: £nil; 2008: £nil) reflecting a premium on repurchase of £3,511,000 (2010: £nil; 2009: £nil; 2008: £nil). The repurchase triggered the accelerated amortisation of issue discount and debt finance costs amounting to £2,815,000 (2010: £nil; 2009: £nil; 2008: £nil). The premium on repurchase and the accelerated amortisation of issue discount and debt finance costs are immediately recognised in the income statement — see note 8. The repurchased senior secured notes are held by the Group and have not been retired.

The secured payment in kind loan of £nil (2010: £232,594,000; 2009: £202,094,000; 2008: £175,479,000) net of £nil (2010: £2,197,000; 2009: £2,504,000; 2008: £2,812,000) unamortised debt issue costs, represents a principal facility of £138 million entered into by a wholly owned subsidiary, Red Football Joint Venture Limited, on August 16, 2006 and had an original term of 11 years from that date. Interest accrued at a fixed rate of 14.25% per annum (until August 31, 2010 when it increased to 16.25%). As of June 30, 2011 interest accrued amounted to £nil (2010: £96,790,000; 2009: £66,598,000; 2008: £40,291,000) as the loan was repaid on November 22, 2010 following a share subscription resulting in an increased investment in Red Football Joint Venture Limited. The repayment of £249,104,644 comprised the original facility of £138,000,000 plus £102,251,069 of rolled up interest and £8,853,575 of accrued interest.

Other borrowings comprise loan stock of £4,668,000 (2010: £5,000,000; 2009: £5,000,000; 2008: £5,000,000) which is unsecured and is issued to the minority shareholder of MUTV (a subsidiary of Manchester United Limited). The loan stock accrues interest at Libor + 1% to 1.5% and was repayable at

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

21 Borrowings (Continued)

par in 2007, subject to the availability of free cash flows within MUTV. It is currently estimated that the loan will be repaid over approximately 12 years, based on current projections.

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The carrying amount and fair value of the non-current borrowings are as follows:

	Carrying amount				Fair value
	2008 £'000	2009 £'000	2010 £'000	2011 £'000	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Secured bank loans	7,785	7,485	7,169	6,828	7,785	7,485	7,169	6,828
Secured senior facilities	509,100	496,012	—	—	509,100	496,012	—	—
Senior secured notes	—	—	531,697	451,438	—	—	508,554	485,527
Secured payment in kind loan	178,291	204,598	234,791	—	179,874	203,011	237,883	—
Other borrowings	5,000	5,000	5,000	4,268	5,000	5,000	5,000	4,268

	700,176	713,095	778,657	462,534	701,759	711,508	758,606	496,623
Non-current portion of debt finance/issue costs and issue discount	(9,167)	(7,760)	(24,713)	(20,204)	—	—	—	—

Non-current borrowings	691,009	705,335	753,944	442,330	701,759	711,508	758,606	496,623

The fair value of the liability components of non-current borrowings are calculated as follows:

Secured bank loans/senior facilities are subject to a variable interest rate and regular repricing based on the LIBOR rate, the fair value of the debt therefore approximates the carrying value.

Senior secured notes fair value is calculated based on the market value of the traded notes as of the reporting date.

Secured payment in kind loan fair value is calculated based on the present value of the expected future cash flows using an appropriate discount rate at each reporting date.

Other borrowings are subject to a variable interest rate based on the LIBOR rate, the fair value of the debt therefore approximates the carrying value.

The carrying amount of borrowings are denominated in the following currencies:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Pounds Sterling	699,174	716,586	486,512	195,162
US Dollar	—	—	286,823	263,741

	699,174	716,586	773,335	458,903

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

21 Borrowings (Continued)

The Group also has the following undrawn committed borrowing facilities:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Revolving Credit Facility	50,000	50,000	75,000	75,000

No drawdowns were made from these facilities during 2011 and 2010. In 2009, £25 million was drawn down and subsequently repaid within the year.

Analysis of changes in net debt

The company's net debt reduced to £308,258,000 as of June 30, 2011 from £609,502,000 as of June 30, 2010 primarily as a result of the repayment of the secured payment in kind loan following a share subscription (see note 25.1). Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Company's management to monitor liquidity risk. The Company believes that net debt is meaningful for investors as it provides a clear overview of the net indebtedness position of the Company and is used by the Chief Operating Decision Maker in managing the business.

The following tables provide a reconciliation of the Company's net debt as at each reporting date.

	As of July 1, 2008 £'000	Cash flows £'000	Non-cash movements £'000	As of June 30, 2009 £'000
Current borrowings	(8,165)	10,303	(13,389)	(11,251)
Non-current borrowings	(691,009)	—	(14,326)	(705,335)
Less: cash and cash equivalents	49,745	100,785	—	150,530

	(649,429)	111,088	(27,715)	(566,056)

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

21 Borrowings (Continued)

Non-cash movements comprise roll-up of accrued interest on the payment in kind loan and amortisation of issue costs.

	As of July 1, 2009 £'000	Cash flows £'000	Non-cash movements £'000	As of June 30, 2010 £'000
Current borrowings	(11,251)	11,246	(19,386)	(19,391)
Non-current borrowings	(705,335)	7,287	(55,896)	(753,944)
Less: cash and cash equivalents	150,530	13,303	—	163,833

	(566,056)	31,836	(75,282)	(609,502)

Non-cash movements largely comprise the foreign exchange loss arising on translation of US Dollar denominated senior secured notes, accrued interest on the senior secured notes, the roll-up of accrued interest on the payment in kind loan and amortisation of issue discount, debt finance and debt issue costs.

	As of July 1, 2010 £'000	Cash flows £'000	Non-cash movements £'000	As of June 30, 2011 £'000
Current borrowings	(19,391)	22,886	(20,068)	(16,573)
Non-current borrowings	(753,944)	304,545	7,069	(442,330)
Less: cash and cash equivalents	163,833	(12,736)	(452)	150,645

	(609,502)	314,695	(13,451)	(308,258)

Non-cash movements largely comprise the foreign exchange gain arising on translation of US Dollar denominated senior secured notes, offset by movement on accrued interest on the senior secured notes and amortisation of issue discount, debt finance and debt issue costs.

22 Deferred income

Deferred income comprises the following amounts receivable in respect of future football seasons:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Total	71,976	111,757	117,827	128,392
Less non-current deferred income	—	(35,897)	(27,324)	(18,349)

Current deferred income	71,976	75,860	90,503	110,043

The movement in deferred income primarily relates to Commercial income and is consistent with the continued growth in Commercial revenues, generated by an increase in the number and value of our global, regional, mobile and supplier sponsors.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

23 Provisions

The provision relates entirely to an onerous property lease which contains a break clause that may be exercised in 2015 (refer to note 7).

The movement in provisions is as follows:

£'000
As of July 1, 2008	1,335
Utilised	(691)
Charged to the income statement	325
Movements on foreign exchange	122

As of June 30, 2009	1,091
Utilised	(467)
Unwinding of discount	99
Charged to the income statement	2,160
Movements on foreign exchange	(267)

As of June 30, 2010	2,616
Utilised	(536)
Unwinding of discount	93
Movements on foreign exchange	303

As of June 30, 2011	2,476

The balance comprises:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Current	1,049	728	481	536
Non-current	286	363	2,135	1,940

	1,335	1,091	2,616	2,476

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

24 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Fair value adjustments £'000	Non qualifying property £'000	Property revaluation £'000	Other £'000	Total £'000
As of July 1, 2008	888	—	5,318	22,058	26,312	(537)	54,039
(Credited)/charged to income statement (note 10)	(1,447)	18,874	(13,673)	(306)	(406)	(210)	2,832

As of June 30, 2009	(559)	18,874	(8,355)	21,752	25,906	(747)	56,871
(Credited)/charged to income statement (note 10)	(1,404)	(3,177)	8,392	(306)	(406)	53	3,152

As of June 30, 2010	(1,963)	15,697	37	21,446	25,500	(694)	60,023
Charged/(credited) to income statement (note 10)	3,233	(5,093)	(401)	(1,817)	(2,197)	822	(5,453)
Credited to other comprehensive income (note 10)	—	—	(164)	—	—	—	(164)

As of June 30, 2011	1,270	10,604	(528)	19,629	23,303	128	54,406

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances:

	2008 £'000	2009 £'000	2010 £'000	2011 £'000
Deferred tax assets	(537)	(9,661)	(2,657)	(528)
Deferred tax liabilities	54,576	66,532	62,680	54,934

Deferred tax liabilities (net)	54,039	56,871	60,023	54,406

The Group has an unrecognised deferred tax asset of £31.8 million (2010: £39.6 million; 2009: £28.4 million; 2008: £28.2 million) arising from UK tax losses which have not been recognised of £122.3 million (2010: £141.5 million; 2009: £101.4 million; 2008: £100.7 million). No deferred tax has been recognized on those losses due to the uncertainty around their accessibility. Tax losses in the UK are not time limited and therefore have no expiry date.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

25 Share capital, dividends and earnings per share

25.1 Share capital

	2008 £	2009 £	2010 £	2011 £
Authorised:
1,000,000 ordinary shares of £0.0001 each	100	100	100	100

Allotted, and fully paid:
990,004 (2010, 2009 & 2008: 990,002) ordinary shares of £0.0001 each	99	99	99	99

On January 27, 2010, the Company undertook a capital reduction supported by the directors' Solvency Statement in accordance with Section 642 of the Companies Act 2006, to cancel its share premium and create realised profits of £272,575,000.

On November 22, 2010, the Company issued two £0.0001 ordinary shares to the ultimate controlling party for cash consideration of £249,105,000. The proceeds from the share subscription were used to repay the secured payment in kind loan (see note 21).

25.2 Dividends

No dividend has been paid by the Company during the years ended June 30, 2011, 2010 and 2009 and the Directors are not proposing to pay a dividend relating to the year ended June 30, 2011. During 2012 an interim dividend relating to the year ending June 30, 2012 of £10.10 per share, totalling £10.0 million was paid.

25.3 Earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the year. The Company did not have any dilutive shares during the year (2010: none; 2009: none).

	2009	2010	2011
Profit/(loss) attributable to equity holders of the Company (£'000)	5,343	(47,757)	12,649
Weighted average number of ordinary shares in issue (thousands)	990	990	990
Basic and diluted earnings/(loss) per share (Pounds Sterling)	5.40	(48.24)	12.78

25.4 Pro forma number of shares

Manchester United Ltd. was incorporated on April 30, 2012 to become the holding company of Red Football Shareholder Limited prior to the initial public offering of Manchester United Ltd. Manchester United Ltd. will change its legal name to Manchester United plc prior to the initial public offering. Manchester United plc's financial statements will be the same as Red Football Shareholder Limited's financial statements prior to the initial public offering, after adjusting retroactively for the Manchester

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

25 Share capital, dividends and earnings per share (Continued)

United plc capital structure. The following represents pro forma earnings per share information for Manchester United plc for the periods ended June 30, 2011, 2010 and 2009.

	2009	2010	2011
Profit/(loss) attributable to equity holders of the Company (£'000)	5,343	(47,757)	12,649
Basic earnings/(loss) per share (Pounds Sterling)	0.03	(0.31)	0.08
Diluted earnings/(loss) per share (Pounds Sterling)	0.03	(0.31)	0.08
Class A ordinary shares (thousands)	31,352	31,352	31,352
Class B ordinary shares (thousands)	124,000	124,000	124,000

The terms of the Class A and B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to our governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

26 Contingencies

The Company has no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

27 Commitments

27.1 Operating lease commitments

The Group leases various premises under non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases as follows:

	July 1, 2008		June 30, 2009		June 30, 2010		June 30, 2011
	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000	Land and buildings £'000	Other £'000
Not later than 1 year	741	101	771	173	897	171	1,527	120
Later than 1 year and no later than 5 years	2,472	157	2,333	201	2,005	85	5,314	96
Later than 5 years	5,527	—	5,077	—	4,561	—	4,436	—

	8,740	258	8,181	374	7,463	256	11,277	216

27.2 Capital commitments

As of June 30, 2011, the Group had capital commitments amounting to £1.3 million (2010: £2.8 million; 2009: £1.3 million; 2008: £nil).

27.3 Contingent transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of players' registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £19,822,000 (2010: £12,769,000; 2009: £11,141,000; 2008: £14,800,000). No material adjustment was required to the amounts included in the cost of players' registrations during the year (2010 and 2009: not material) and consequently there was no material impact on the amortisation of players' registration charges in the income statement (2010 and 2009: no material impact).

As of June 30, 2008 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	4,650	7,785	12,435
International appearances	1,000	1,365	2,365

	5,650	9,150	14,800

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

27 Commitments (Continued)

As of June 30, 2009 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	7,516	2,590	10,106
International appearances	800	235	1,035

	8,316	2,825	11,141

As of June 30, 2010 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	8,074	4,325	12,399
International appearances	50	320	370

	8,124	4,645	12,769

As of June 30, 2011 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	11,526	5,901	17,427
International appearances	2,050	345	2,395

	13,576	6,246	19,822

28 Pension arrangements

Defined benefit scheme

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme ("the Scheme"). Accrual of benefits on a final salary basis was suspended with effect from August 31, 1999 following an actuarial review which revealed a substantial deficit.

As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

28 Pension arrangements (Continued)

have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the last actuarial valuation as of August 31, 2008, the overall deficit of the Scheme was £13,059,000. The Group has agreed to make additional contributions of £1,301,000 over a period of ten years from September 2009. The liability as of June 30, 2011 amounts to £167,330 (2010: £183,748; 2009: £167,000; 2008: £108,000) due within one year and £833,405 (2010: £1,000,735; 2009: £1,184,000; 2008: £515,000) due after more than one year and is included within other payables.

Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and amounted to £1,428,000 (2010: £1,395,000, 2009: £1,228,000). As of June 30, 2011, contributions of £186,810 (2010: £218,725; 2009: £184,586; 2008: £152,681) due in respect of the current reporting period had not been paid over to the pension schemes.

The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

29 Related party transactions

The immediate parent undertaking is Red Football LLC, a company incorporated in the state of Delaware. The ultimate controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

29.1 Loans to/from related parties

Manchester United Limited granted loans to Directors over the period from December 2008 to February 2009 which are not due for repayment for a period of at least five years. Interest was charged on the loans from the date of issue at 5.5% per annum. Interest charged during the year amounted to £550,000 (2010: £550,000; 2009: £233,110). The amounts below represent the maximum balances during year.

As of July 1, 2009, June 30, 2010 and 2011 £'000
A Glazer	1,667
B Glazer	1,667
D Glazer	1,667
E Glazer	1,667
J Glazer	1,666
K Glazer	1,666

10,000

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

29 Related party transactions (Continued)

The total amount of loans outstanding has been included within non-current other receivables. The loans were repaid on April 25, 2012.

29.2 Purchases of goods and services

E M Watkins was a Director of a subsidiary undertaking, Manchester United Football Club Limited, throughout the year. Legal fees of £315,595 (2010: £423,185; 2009: £431,677) were incurred during the year, in the ordinary course of business, to Brabners Chaffe Street, a firm in which E M Watkins is the senior partner. Included within trade payables are amounts of £11,431 (2010: £53,296; 2009: £123,079) owed to Brabners Chaffe Street.

29.3 Interest in senior secured notes

On October 22, 2010 and January 12, 2011 K Glazer, a Director of the Company, and certain members of his immediate family made open market purchases of the Group's US Dollar denominated senior secured notes. The value purchased totalled US$10.6 million. The US Dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to K Glazer and certain members of his immediate family during the year amounted to £379,180 (2010: £nil; 2009: £nil; 2008: £nil) of which £227,762 (2010: £nil; 2009: £nil; 2008: £nil) was accrued at the year end. The value of the Group's senior secured notes held by K Glazer as of June 30, 2011 was US$10.6 million.

29.4 Secured payment in kind loan repurchases

Between January 14, 2009 and March 18, 2009, DLDB LLC, a company controlled by Red Football Limited Partnership, made open market purchases of the Group's secured payment in kind loan. The amount purchased totalled £23,392,689, comprising principal of £22,257,265 and accrued interest of £1,135,425. The purchases were for general investment purposes and the terms of the purchases and the payment in kind loan were on an arm's length basis. The amounts purchased were repaid on repayment of the payment in kind loan in November 2010.

29.5 Fees

The Group incurred a management fee of £7,200,000 (2010: £3,125,000; 2009: £2,937,500) from Red Football Limited Partnership, the ultimate parent undertaking. The Group was also charged a consultancy fee of £nil (2010: £nil; 2009: £2,900,000) by SLP Partners LLC, a company also controlled by the Glazer family. The fees paid to Red Football Limited Partnership and SLP Partners LLC were for the provision of consulting services to the Group, including strategic, sponsorship, commercial partnership, marketing, finance and related advice.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

30 Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of June 30, 2011:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Joint Venture Limited*	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Holding company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	66.7% Ordinary

*
Direct investment of Red Football Shareholder Limited, others are held by subsidiary undertakings.

31 Events after the reporting date

Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to the reporting date, for total proceeds, net of associated costs, of £12,199,000. The associated net book value was £2,295,000.

Subsequent to the reporting date the playing registrations of certain players were acquired for a total consideration, including associated costs, of £20,457,000.

Senior secured note purchases

Subsequent to the reporting date, the Group repurchased the Pounds Sterling equivalent of £28,211,000 of senior secured notes comprising £14,000,000 of Pounds Sterling senior secured notes and US$23,000,000 of US Dollar denominated senior secured notes. The consideration paid amounted to £30,391,000. The repurchased senior secured notes are held by the Group and have not been retired.

Purchase of land and buildings

Subsequent to the reporting date the Group acquired land and buildings around the Old Trafford stadium for £8.7 million comprising investment property of £7.4 million and property, plant and equipment of £1.3 million.

Repayment of Directors' loans

On April 25, 2012 loans to Directors were repaid in full. The repayment comprised the original loans of £10,000,000 plus accrued interest due at the repayment date.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS

Whilst these are not the Group's first consolidated financial statements prepared in accordance with IFRSs the reconciliations on transition to IFRS have been included in these statements on a voluntary basis given that they were included in the first IFRS financial statements, prepared to the same reporting date, and filed at Companies House in the UK on December 17, 2011.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended June 30, 2011, the comparative information presented in these financial statements for the year ended June 30, 2010 and June 30, 2009 and in the preparation of an opening IFRS statement of financial position as of July 1, 2008 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements prepared under UK GAAP. An explanation of how the transition from UK GAAP to IFRSs has affected the Group's balance sheet, income statement and statement of cash flows is set out in the following tables and notes that accompany the tables.

32.1
Initial elections upon adoption Set out below are the applicable IFRS 1 exemptions and exceptions applied in the conversion from UK GAAP to IFRS.

a)
Exemption for business combinations IFRS 1 provides the option to apply IFRS 3, 'Business combinations', prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

b)
Exemption for cumulative translation differences IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21, 'The effects of changes in foreign exchange rates', from the date a subsidiary or equity method investee was formed or acquired. The Group elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

c)
Hedge accounting exemption Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, 'Financial instruments: Recognition and measurement', at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of July 1, 2008 are reflected as hedges in the Group's results under IFRS. As such, there are no effective hedges in the period to June 2010. New hedges entered in during the year ended June 30, 2011 that satisfied the hedge accounting criteria have been designated as such.

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

32.2 Reconciliation of UK GAAP to IFRS

Consolidated balance sheet as of July 1, 2008

	UK GAAP £'000	A £'000	B £'000	C £'000	IFRS £'000
ASSETS
Non-current assets
Property, plant and equipment	249,022	—	—	—	249,022
Investment properties	11,762	—	—	—	11,762
Goodwill	421,453	—	—	—	421,453
Players registrations	92,739	—	—	—	92,739
Derivative financial instruments	—	—	19,101	—	19,101
Trade and other receivables	10,460	—	—	—	10,460

	785,436	—	19,101	—	804,537

Current assets
Trade and other receivables	42,770	—	—	—	42,770
Cash and cash equivalents	49,745	—	—	—	49,745

	92,515	—	—	—	92,515

Total assets	877,951	—	19,101	—	897,052

EQUITY AND LIABILITIES
Equity
Share capital	—	—	—	—	—
Share premium	272,575	—	—	—	272,575
Retained earnings	(233,625)	(48,370)	13,675	—	(268,320)

Equity attributable to owners of the Company	38,950	(48,370)	13,675	—	4,255
Non-controlling interests	(2,861)	—	—	—	(2,861)

	36,089	(48,370)	13,675	—	1,394

Non-currents liabilities
Trade and other payables	3,149	—	—	—	3,149
Borrowings	692,417	—	—	(1,408)	691,009
Provisions	286	—	—	—	286
Deferred tax liabilities	351	48,370	5,318	—	54,039

	696,203	48,370	5,318	(1,408)	748,483

Current liabilities
Derivative financial instruments	—	—	108	—	108
Current tax liabilities	1,749	—	—	—	1,749
Trade and other payables	64,128	—	—	—	64,128
Borrowings	6,757	—	—	1,408	8,165
Deferred income	71,976	—	—	—	71,976
Provisions	1,049	—	—	—	1,049

	145,659	—	108	1,408	147,175

Total equity and liabilities	877,951	—	19,101	—	897,052

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

Explanations of UK GAAP to IFRS adjustments as of July 1, 2008

A — Adjustments to the Group's deferred tax liabilities in respect of the revaluation of freehold property to its fair value in May 2005 on the acquisition of Manchester United Limited, together with provision on non-qualifying expenditure on freehold property held by the Group as at the date of acquisition, not previously recognised under UK GAAP.

B — The recognition of fair value gains and losses of derivative financial instruments recognised in the consolidated income statement and associated deferred tax.

C — In line with IAS39, the initial amount of borrowings are recognised net of transaction costs in the balance sheet. The difference between UK GAAP and IFRS represents a reclassification of the transaction costs to show the netting of these transaction costs against the principal amount of the borrowings.

Consolidated income statement for the year ended June 30, 2009

Continuing operations	UK GAAP £'000	A £'000	B £'000	D £'000	E £'000	IFRS £'000
Revenue	278,476	—	—	—	—	278,476

Operating expenses	(269,126)	—	629	35,388	(2,022)	(235,131)
Profit on disposal of players' registrations	80,724	—	(539)	—	—	80,185

Operating profit	90,074	—	90	35,388	(2,022)	123,530

Finance costs	(69,821)	—	(48,922)	—	—	(118,743)
Finance income	1,317	—	—	—	—	1,317
Net finance costs	(68,504)	—	(48,922)	—	—	(117,426)

Profit on ordinary activities before tax	21,570	—	(48,832)	35,388	(2,022)	6,104

Tax expense	(15,229)	712	13,673	—	—	(844)
Profit for the year from continuing operations	6,341	712	(35,159)	35,388	(2,022)	5,260

Other comprehensive income:
Exchange loss on translation of overseas subsidiary	(116)	—	—	—	—	(116)

Total comprehensive profit for the year	6,225	712	(35,159)	35,388	(2,022)	5,144

Attributable to:
Owners of the Company	6,308	712	(35,159)	35,388	(2,022)	5,227
Non-controlling interest	(83)	—	—	—	—	(83)

	6,225	712	(35,159)	35,388	(2,022)	5,144

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

Consolidated balance sheet as of June 30, 2009

	UK GAAP £'000	A £'000	B £'000	C £'000	D £'000	IFRS £'000
ASSETS
Non-current assets
Property, plant and equipment	243,466	—	—	—	—	243,466
Investment properties	9,740	—	—	—	—	9,740
Goodwill	386,065	—	—	—	35,388	421,453
Players registrations	113,406	—	—	—	—	113,406
Trade and other receivables	10,150	—	—	—	—	10,150
Non-current tax receivable	2,500	—	—	—	—	2,500

	765,327	—	—	—	35,388	800,715

Current assets
Derivative financial instruments	—	—	620	—	—	620
Trade and other receivables	41,779	—	—	—	—	41,779
Cash and cash equivalents	150,530	—	—	—	—	150,530

	192,309	—	620	—	—	192,929

Total assets	957,636	—	620	—	35,388	993,644

EQUITY AND LIABILITIES
Equity
Share capital	—	—	—	—	—	—
Share premium	272,575	—	—	—	—	272,575
Retained earnings	(229,339)	(47,658)	(21,484)	—	35,388	(263,093)

Equity attributable to owners of the Company	43,236	(47,658)	(21,484)	—	35,388	9,482
Non-controlling interests	(2,944)	—	—	—	—	(2,944)

	40,292	(47,658)	(21,484)	—	35,388	6,538

Non-currents liabilities
Derivative financial instruments	—	—	29,821	—	—	29,821
Trade and other payables	5,393	—	—	—	—	5,393
Borrowings	706,743	—	—	(1,408)	—	705,335
Deferred income	35,897	—	—	—	—	35,897
Provisions	363	—	—	—	—	363
Deferred tax liabilities	17,568	47,658	(8,355)	—	—	56,871

	765,964	47,658	21,466	(1,408)	—	833,680

Current liabilities
Derivative financial instruments	—	—	638	—	—	638
Current tax liabilities	2,500	—	—	—	—	2,500
Trade and other payables	62,449	—	—	—	—	62,449
Borrowings	9,843	—	—	1,408	—	11,251
Deferred income	75,860	—	—	—	—	75,860
Provisions	728	—	—	—	—	728

	151,380	—	638	1,408	—	153,426

Total equity and liabilities	957,636	—	620	—	35,388	993,644

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

Explanations of UK GAAP to IFRS adjustments for 2009

A — Adjustments to the Group's deferred tax liabilities in respect of the revaluation of freehold property to its fair value in May 2005 on the acquisition of Manchester United Limited, together with provision on non-qualifying expenditure on freehold property held by the Group as at the date of acquisition, not previously recognised under UK GAAP.

B — Fair value gains and losses of derivative financial instruments recognised in the consolidated income statement and associated deferred tax.

C — In line with IAS39, the initial amount of borrowings are recognised net of transaction costs in the balance sheet. The difference between UK GAAP and IFRS represents a reclassification of the transaction costs to show the netting of these transaction costs against the principal amount of the borrowings.

D — Under UK GAAP an annual amortisation charge was made against the carrying value of goodwill. Under IFRS this amortisation charge has been replaced by an annual impairment test. No impairment is required based on calculations performed. The adjustment reflects the reversal of the 2009 amortisation charges.

E — Under IFRS, investment properties are being accounted for using the cost method. The adjustment reflects an element of depreciation under the cost method and recognition of an impairment charge through the income statement. This was previously considered to be a temporary impairment and was therefore reflected through reserves under UK GAAP.

Consolidated income statement for the year ended June 30, 2010

Continuing operations	UK GAAP £'000	A £'000	B £'000	D £'000	E £'000	IFRS £'000
Revenue	286,416	—	—	—	—	286,416

Operating expenses	(270,604)	—	427	35,388	(702)	(235,491)
Profit on disposal of players registrations	12,689	—	696	—	—	13,385

Operating profit	28,501	—	1,123	35,388	(702)	64,310

Finance costs	(139,146)	—	28,848	—	—	(110,298)
Finance income	1,715	—	—	—	—	1,715
Net finance cost	(137,431)	—	28,848	—	—	(108,583)

Loss on ordinary activities before tax	(108,930)	—	29,971	35,388	(702)	(44,273)

Tax expense	4,469	712	(8,392)	—	—	(3,211)

Loss for the year from continuing operations	(104,461)	712	21,579	35,388	(702)	(47,484)

Other comprehensive income:
Exchange gain on translation of overseas subsidiary	5	—	—	—	—	5

Total comprehensive loss for the year	(104,456)	712	21,579	35,388	(702)	(47,479)

Attributable to:
Owners of the Company	(104,729)	712	21,579	35,388	(702)	(47,752)
Non-controlling interest	273	—	—	—	—	273

	(104,456)	712	21,579	35,388	(702)	(47,479)

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

Consolidated balance sheet as of June 30, 2010

	UK GAAP £'000	A £'000	B £'000	C £'000	D £'000	F £'000	IFRS £'000
ASSETS
Non-current assets
Property, plant and equipment	239,509	—	—	—	—	—	239,509
Investment properties	9,038	—	—	—	—	—	9,038
Goodwill	350,677	—	—	—	70,776	—	421,453
Players registrations	94,270	—	—	—	—	—	94,270
Trade and other receivables	12,957	—	—	—	—	—	12,957
Non-current tax receivable	2,500	—	—	—	—	—	2,500

	708,951	—	—	—	70,776	—	779,727

Current assets
Derivative financial instruments	—	—	1,669	—	—	—	1,669
Trade and other receivables	44,382	—	—	—	—	—	44,382
Current tax receivable	59	—	—	—	—	—	59
Cash and cash equivalents	163,833	—	—	—	—	—	163,833

	208,274	—	1,669	—	—	—	209,943

Total assets	917,225	—	1,669	—	70,776	—	989,670

EQUITY AND LIABILITIES
Equity
Share capital	—	—	—	—	—	—	—
Retained earnings	(62,195)	(46,946)	95	—	70,776	—	(38,270)

Equity attributable to owners of the Company	(62,195)	(46,946)	95	—	70,776	—	(38,270)
Non-controlling interests	(2,671)	—	—	—	—	—	(2,671)

	(64,866)	(46,946)	95	—	70,776	—	(40,941)

Non-currents liabilities
Derivative financial instruments	—	—	1,537	—	—	—	1,537
Trade and other payables	26,432	—	—	—	—	—	26,432
Borrowings	757,670	—	—	(3,726)	—	—	753,944
Deferred income	27,324	—	—	—	—	—	27,324
Provisions	2,135	—	—	—	—	—	2,135
Deferred tax liabilities	13,040	46,946	37	—	—	—	60,023

	826,601	46,946	1,574	(3,726)	—	—	871,395

Current liabilities
Trade and other payables	67,913	—	—	—	—	(19,072)	48,841
Borrowings	(3,407)	—	—	3,726	—	19,072	19,391
Deferred income	90,503	—	—	—	—	—	90,503
Provision	481	—	—	—	—	—	481

	155,490	—	—	3,726	—	—	159,216

Total equity and liabilities	917,225	—	1,669	—	70,776	—	989,670

Red Football Shareholder Limited

Notes to Consolidated Financial Statements (Continued)

32 Reconciliation of net assets and profit under UK GAAP to IFRS (Continued)

Explanations of UK GAAP to IFRS adjustments for 2010

A — Adjustments to the Group's deferred tax liabilities in respect of the revaluation of freehold property to its fair value in May 2005 on the acquisition of Manchester United Limited, together with provision on non-qualifying expenditure on freehold property held by the Group as at the date of acquisition, not previously recognised under UK GAAP.

B — Fair value gains and losses of derivative financial instruments recognised in the consolidated income statement and associated deferred tax.

C — In line with IAS39, the initial amount of borrowings are recognised net of transaction costs in the balance sheet. The difference between UK GAAP and IFRS represents a reclassification of the transaction costs to show the netting of these transaction costs against the principal amount of the borrowings.

D — Under UK GAAP an annual amortisation charge was made against the carrying value of goodwill. Under IFRS this amortisation charge has been replaced by an annual impairment test. No impairment is required based on calculations performed. The consolidated income statement adjustment reflects the reversal of the 2010 amortisation charge whereas the consolidated balance sheet reflects the cumulative position.

E — Under IFRS, investment properties are being accounted for using the cost method. The adjustment reflects an element of depreciation under the cost method and recognition of an impairment charge through the income statement. This was previously considered to be a temporary impairment and was therefore reflected through reserves under UK GAAP.

F — Accrued interest on borrowings previously classified within accruals has been reclassified into borrowings.

32.3 Reconciliation of cash flows under UK GAAP to IFRS

The transition from UK GAAP to IFRS has had no effect on the reported cash flows generated by the Group. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

Red Football Shareholder Limited
Unaudited Interim Condensed Consolidated Income Statement
(in £ thousands, except per share data)

	Notes	Nine months ended March 31, 2011	Nine months ended March 31, 2012
Revenue	6	231,640	245,828

Operating expenses	7	(185,540)	(203,001)
Profit on disposal of players' registrations		3,370	7,896

Operating profit		49,470	50,723

Finance costs		(38,993)	(35,724)
Finance income		1,354	676

Net finance costs	9	(37,639)	(35,048)

Profit on ordinary activities before tax		11,831	15,675
Tax credit	10	1,510	22,543

Profit for the period		13,341	38,218

Attributable to:
Owners of the Company		13,150	37,984
Non-controlling interest		191	234

		13,341	38,218

Earnings per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share (Pounds Sterling)	23.3	13.28	38.37

Pro forma basic and diluted earnings per share (Pounds Sterling)	23.4	0.08	0.24

See accompanying notes to unaudited interim condensed consolidated financial statements.

Red Football Shareholder Limited
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
(in £ thousands)

	Nine months ended March 31, 2011	Nine months ended March 31, 2012
Profit for the financial period	13,341	38,218

Other comprehensive income:
Fair value movements on cash flow hedges, net of tax	—	565
Exchange (loss)/gain on translation of overseas subsidiary	(144)	174

Other comprehensive (expense)/income for the period, net of tax	(144)	739

Total comprehensive income for the period	13,197	38,957

Attributable to:
Owners of the Company	13,006	38,723
Non-controlling interest	191	234

Total comprehensive income for the period	13,197	38,957

Items in the statement are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to unaudited interim condensed consolidated financial statements.

Red Football Shareholder Limited
Unaudited Interim Condensed Consolidated Balance Sheet
(in £ thousands)

	Notes	Audited June 30, 2011	Unaudited March 31, 2012	Unaudited pro forma March 31, 2012
				(Refer note 23.4)
ASSETS
Non-current assets
Property, plant and equipment	11	240,540	243,863
Investment property	12	6,938	14,210
Goodwill	13	421,453	421,453
Players' registrations	14	129,709	99,362
Trade and other receivables	15	10,000	13,000
Non-current tax receivable	16	2,500	2,500

		811,140	794,388

Current assets
Derivative financial instruments	17	—	401
Trade and other receivables	15	55,403	45,199
Cash and cash equivalents		150,645	25,576

		206,048	71,176

Total assets		1,017,188	865,564

EQUITY AND LIABILITIES
Equity
Share capital	23	—	—	50
Share premium		249,105	249,105	249,105
Hedging reserve		(466)	99	99
Retained (deficit)/earnings		(25,886)	12,272	12,272

Equity attributable to owners of the Company		222,753	261,476	261,526

Non-controlling interests		(2,330)	(2,096)	(2,096)

		220,423	259,380	259,430
Non-current liabilities
Derivative financial instruments	17	—	1,628
Trade and other payables	18	28,416	22,645
Borrowings	19	442,330	416,676
Deferred income	20	18,349	11,619
Provisions	21	1,940	1,530
Deferred tax liabilities	22	54,406	31,995

		545,441	486,093

Current liabilities
Derivative financial instruments	17	2,034	6
Current tax liabilities	16	4,338	1,127
Trade and other payables	18	117,800	47,509
Borrowings	19	16,573	6,604
Deferred income	20	110,043	64,408
Provisions	21	536	437

		251,324	120,091

Total equity and liabilities		1,017,188	865,564

See accompanying notes to unaudited interim condensed consolidated financial statements.

Red Football Shareholder Limited
Unaudited Interim Condensed Consolidated Statement of Changes in Equity
(in £ thousands)

	Share Capital	Share Premium	Hedging reserve	Retained (deficit)/ earnings	Total attributable to owners	Non- controlling interest	Total Equity
Balance as of July 1, 2010 (audited)	—	—	—	(38,270)	(38,270)	(2,671)	(40,941)

Comprehensive income
Profit for the period	—	—	—	13,150	13,150	191	13,341
Other comprehensive income
Currency translation differences	—	—	—	(144)	(144)	—	(144)

Total comprehensive income for the period	—	—	—	13,006	13,006	191	13,197

Transactions with owners
Proceeds from shares issued	—	249,105	—	—	249,105	—	249,105

Balance as of March 31, 2011 (unaudited)	—	249,105	—	(25,264)	223,841	(2,480)	221,361

Balance as of July 1, 2011 (audited)	—	249,105	(466)	(25,886)	222,753	(2,330)	220,423

Comprehensive income
Profit for the period		—	—	37,984	37,984	234	38,218
Other comprehensive income
Cash flow hedges, net of tax	—	—	565	—	565	—	565
Currency translation differences		—	—	174	174	—	174

Total comprehensive income for the period	—	—	565	38,158	38,723	234	38,957

Balance as of March 31, 2012 (unaudited)	—	249,105	99	12,272	261,476	(2,096)	259,380

See accompanying notes to unaudited interim condensed consolidated financial statements.

Red Football Shareholder Limited
Unaudited Interim Condensed Consolidated Statement of Cash Flows
(in £ thousands)

	Nine months ended March 31, 2011(1)	Nine months ended March 31, 2012
Cash flows from operating activities
Profit on ordinary activities before tax	11,831	15,675
Net finance costs	37,639	35,048
Profit on disposal of players' registrations	(3,370)	(7,896)
Depreciation charges	5,252	5,671
Amortisation of players' registrations	29,349	29,767
Profit on disposal of property, plant and equipment	(31)	—
Fair value losses/(gains) on derivative financial instruments	1,419	(265)
(Increase)/decrease in trade and other receivables	(2,921)	11,123
Decrease in trade and other payables and other deferred income	(38,008)	(74,782)
Decrease in provisions	(228)	(562)

Cash flows from operating activities	40,932	13,779
Interest paid	(159,724)	(43,553)
Interest received	1,541	823
Tax paid	(70)	(3,274)

Net cash used in operating activities	(117,321)	(32,225)

Cash flows from investing activities
Purchases of property, plant and equipment	(5,734)	(9,638)
Purchases of investment property	—	(7,364)
Proceeds from sale of property, plant and equipment	77	—
Purchases of players' registrations	(24,162)	(53,153)
Proceeds from sale of players' registrations	12,138	6,124

Net cash used in investing activities	(17,681)	(64,031)

Cash flows from financing activities
Proceeds from issue of shares	249,105	—
Repayment of secured payment in kind loan	(138,000)	—
Repayment of other borrowings	(26,552)	(28,463)

Net cash generated from/(used in) financing activities	84,553	(28,463)

Net decrease in cash and cash equivalents	(50,449)	(124,719)
Cash and cash equivalents at beginning of period	163,833	150,645
Exchange losses on cash and cash equivalents	(339)	(350)

Cash and cash equivalents at end of period	113,045	25,576

(1)
As described in note 2, the 2011 cash payment of cumulative accrued interest on the secured payment in kind loan has been reclassified.

See accompanying notes to unaudited interim condensed consolidated financial statements.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements

1 General information

Red Football Shareholder Limited (the "Company") and its subsidiaries (together the "Group") is a professional football club together with related activities. The Company is a private company limited by share capital domiciled and incorporated in the United Kingdom and registered in England and Wales. The address of its registered office is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA.

This financial information is presented in Pounds Sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

This interim condensed consolidated financial information was authorized for issue by the board of directors on July 23, 2012.

2 Basis of preparation

This unaudited interim condensed consolidated financial information for the nine months ended March 31, 2011 and 2012 have been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting', as issued by the International Accounting Standards Board ('IASB'). The unaudited interim condensed consolidated financial information should be read in conjunction with the annual financial statements for the year ended June 30, 2011, which have been prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB.

For the nine-months ended March 31, 2011, £102.3 million relating to the cash payment of cumulative accrued ("rolled up") interest on the secured payment in kind loan has been reclassified in the Unaudited Interim Condensed Consolidated Statement of Cash Flows from financing activities to operating activities to better reflect the obligation for unpaid interest, consistent with the Company's policy on the classification of interest payments or receipts as cash flows from operating activities. As a result, net cash used in operating activities of £15.1 million, as previously reported, has increased to £117.3 million. Net cash used in financing activities of £17.7 million, as previously reported, has increased to net cash generated from financing activities of £84.5 million.

3 Accounting policies

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new and amended standards and interpretations have been adopted:

  •
  Annual improvements 2010
  •
  Amendment to IFRS 1, 'First time adoption' — financial instrument disclosures
  •
  Amendment to IAS 24, 'Related party disclosures'
  •
  Amendment to IFRIC 14, 'Prepayments of a minimum funding requirement'

The adoption of these standards, amendments and interpretations did not have a material impact on the Group's profits, net assets or equity.

4 Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

4 Estimates (Continued)

degree of judgement or complexity, or areas where assumptions and estimates are significant to the unaudited interim condensed consolidated financial statements are considered to be goodwill, player registrations, revenue recognition (estimates in certain commercial contracts) and recognition of deferred tax assets in respect of losses.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended June 30, 2011, with the exception of changes in estimates that are required in determining the provision for income taxes in respect of losses.

5 Seasonality of revenue

The timing of revenue recognition during the year is affected by seasonal factors, primarily when matches are played and when the amount of income can be measured reliably.

Matchday income is recognised based on matches played throughout the period with income from each match being recognised only when the match to which the income relates has been played. Income from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is enjoyed.

Broadcasting income represents income receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognised evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are recognised based on the final league position achieved at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

Commercial income comprises income receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed income. For sponsorship contracts any additional income receivable over and above the minimum guaranteed income contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Income is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. Additional profit share recognised in the period amounted to £6.2 million, cumulative £15.1 million (2011: £2.4 million, cumulative £5.6 million).

6 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the First Team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker regards the Group as operating in one material segment, being the operation of a professional football club.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

6 Segment information (Continued)

External revenue, all of which arises within the United Kingdom from the Group's principal activity, can be analysed into its three main revenue components as follows:

	Unaudited nine months to March 31, 2011 £'000	Unaudited nine months to March 31, 2012 £'000
Matchday	81,612	79,860
Broadcasting	73,352	76,433
Commercial	76,676	89,535

	231,640	245,828

All non-current assets are held within the United Kingdom.

7 Operating expenses

	Unaudited nine months to March 31, 2011 £'000	Unaudited nine months to March 31, 2012 £'000
Operating expenses excluding player amortisation:
Exceptional items (note 8)	—	6,363
Employee benefit expense	102,275	112,386
Depreciation — property, plant and equipment (note 11)	5,186	5,579
Depreciation — investment property (note 12)	66	92
Other operating expenses	48,664	48,814

	156,191	173,234
Player amortisation:
Amortisation of players' registrations (note 14)	29,349	29,767

	185,540	203,001

8 Exceptional items

	Unaudited nine months to March 31, 2011 £'000	Unaudited nine months to March 31, 2012 £'000
Professional adviser fees relating to proposed issue of shares	—	4,764
Football League pension scheme deficit	—	1,599

	—	6,363

Professional adviser fees relating to a proposed public offer of shares are recognised as an expense when they are not directly attributable to the issue of new shares or a particular offer is no longer being pursued.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

8 Exceptional items (Continued)

The Football League pension scheme deficit reflects the present value of the additional contribution the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at August 31, 2011 (see note 26).

9 Net finance costs

	Unaudited nine months to March 31, 2011 £'000	Unaudited nine months to March 31, 2012 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	3,100	3,039
Interest payable on senior secured notes	32,690	27,278
Interest payable on secured payment in kind loan	13,878	—
Premium on repurchase of senior secured notes (see note 19)	409	2,180
Amortisation of issue discount, debt finance and debt issue costs on senior secured notes and repaid payment in kind loan	2,597	1,812
Accelerated amortisation of debt issue costs on repaid payment in kind loan	2,632	—
Foreign exchange (gain)/loss on US Dollar denominated senior secured notes	(16,654)	933
Unwinding of discount factors	66	258
Fair value movement on derivative financial instruments:
Interest rate swaps	275	224

Total finance costs	38,993	35,724
Total finance income — interest receivable	(1,354)	(676)

Net finance costs	37,639	35,048

The secured payment in kind loan was repaid on November 22, 2010 following a share subscription. This triggered the accelerated amortisation of debt issue costs on the payment in kind loan amounting to £nil (2011: £2,632,000).

10 Tax

Tax is recognised based on management's estimate of the weighted average annual tax rate expected for the full financial year. The estimated average annual tax rate used for the year to June 30, 2012 is 26.0% (estimated rate used for the nine months ended March 31, 2011: 29.3%).

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

10 Tax (Continued)

	Unaudited nine months to March 31, 2011 £'000	Unaudited nine months to March 31, 2012 £'000
Current tax
Current tax on profit for year	2,045	—
Refund of tax in respect of prior years	—	(1)
Foreign tax suffered	71	64

Total current tax expense	2,116	63

Deferred tax
Recognition of previously unrecognised deferred tax asset	—	(21,270)
Origination and reversal of timing differences	(3,626)	(1,336)

Total deferred tax credit	(3,626)	(22,606)

Total tax credit	(1,510)	(22,543)

In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	Unaudited nine months to March 31, 2011			Unaudited nine months to March 31, 2012
	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	—	—	—	760	(195)	565
Exchange (loss)/gain on translation of overseas subsidiary	(144)	—	(144)	174	—	174

Other comprehensive (expense)/income	(144)	—	(144)	934	(195)	739

Deferred tax (note 22)	—	—	—	—	(195)	—

Despite reporting profits on ordinary activities before tax in both periods, the Group presents significantly lower UK Corporation tax charges due to the availability of brought forward losses. The Group has considered the current availability and utilisation of losses during the period and accordingly has recognised a deferred tax asset in respect of previously unrecognised tax losses. Tax per the income statement is also impacted by credits relating to the unwinding of deferred tax liabilities on freehold property.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

11 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
As of July 1, 2011	255,326	34,329	22,988	312,643
Additions	4,230	2,048	2,624	8,902
Disposals	—	(29)	—	(29)

As of March 31, 2012	259,556	36,348	25,612	321,516

Accumulated depreciation
As of July 1, 2011	26,924	30,428	14,751	72,103
Charge for the period	2,476	1,262	1,841	5,579
Disposals	—	(29)	—	(29)

As of March 31, 2012	29,400	31,661	16,592	77,653

Net book amount
As of June 30, 2011	228,402	3,901	8,237	240,540

As of March 31, 2012	230,156	4,687	9,020	243,863

12 Investment property

Total £'000
Cost
As of July 1, 2011	11,762
Additions	7,364

As of March 31, 2012	19,126

Accumulated depreciation and impairment
As of July 1, 2011	4,824
Charge for the period	92

As of March 31, 2012	4,916

Net book amount
As of June 30, 2011	6,938

As of March 31, 2012	14,210

During the period the Group acquired land and buildings around the Old Trafford stadium for £8.7 million. £7.4 million is included in investment property additions and £1.3 million is included in property, plant and equipment additions.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

12 Investment property (Continued)

Investment properties were externally valued as of June 30, 2011 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The fair value as of June 30, 2011 was £6,938,000.

13 Goodwill

Total £'000
Cost and net book value as of July 1, 2011 and March 31, 2012	421,453

Management has considered the carrying amount of goodwill as of March 31, 2012 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required.

14 Players' registrations

Total £'000
Cost
As of July 1, 2011	293,370
Additions	1,714
Disposals	(5,891)

As of March 31, 2012	289,193

Accumulated amortisation
As of July 1, 2011	163,661
Charge for the period	29,767
Disposals	(3,597)

As of March 31, 2012	189,831

Net book amount
As of June 30, 2011	129,709

As of March 31, 2012	99,362

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

15 Trade and other receivables

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Trade receivables	31,525	21,560
Less: provision for impairment of trade receivables	(2,680)	(2,651)

Trade receivables — net	28,845	18,909
Other receivables	10,000	10,007
Accrued income	16,681	23,512

	55,526	52,428
Prepayments	9,877	5,771

	65,403	58,199

Less: non-current portion
Trade receivables	—	3,000
Other receivables	10,000	10,000

Non-current trade and other receivables	10,000	13,000

Current trade and other receivables	55,403	45,199

Trade receivables include transfer fees receivable from other football clubs of £9,215,000 (June 30, 2011: £4,154,000) of which £3,000,000 (June 30, 2011: £nil) is receivable after more than one year. Trade receivables also include £5,700,000 (June 30, 2011: £18,400,000) of deferred income that is contractually payable to the Company, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred income liabilities.

Other receivables refer to loans granted to directors (see note 28.1).

16 Income tax

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Non-current tax receivable	2,500	2,500

Current tax liabilities	4,338	1,127

The £2,500,000 non-current tax receivable relates to tax withheld at 25% of the loans made to directors during the year ended June 30, 2009 under s455 CTA 2010. The corresponding liability was paid on April 1, 2010 and is recoverable upon repayment of the directors' loans. The directors' loans were repaid on April 25, 2012.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

17 Derivative financial instruments

	Audited June 30, 2011		Unaudited March 31, 2012
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	—	(630)	401	(6)
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,404)	—	(1,628)

Less non-current portion:
Interest rate swaps	—	—	—	(1,628)

Current derivative financial instruments	—	(2,034)	401	(6)

The Group has entered into forward foreign exchange contracts to hedge the exchange rate risk arising from anticipated future income relating to participation in 2012/13 European cup competitions, which are designated as cash flow hedges. As at March 31, 2012, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the hedging reserve in equity relating to exposure on these anticipated future transactions is £99,000 (June 30, 2011: losses of £466,000).

18 Trade and other payables

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Trade payables	69,360	15,924
Other payables	29,270	23,811
Accrued expenses	32,506	22,553

	131,136	62,288
Social security and other taxes	15,080	7,866

	146,216	70,154

Less: non-current portion:
Trade payables	9,301	4,337
Other payables	19,115	18,308

Non-current trade and other payables	28,416	22,645

Current trade and other payables	117,800	47,509

Trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations of £12,661,000 (June 30, 2011: 64,232,000) of which £4,337,000 (June 30, 2011: £9,301,000) is due after more than one year.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

19 Borrowings

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Current:
Secured bank loans	338	354
Other borrowings	400	400
Accrued interest on senior secured notes	15,835	5,850

	16,573	6,604

Non-current:
Secured bank loans	6,828	6,560
Senior secured notes	431,234	405,848
Other borrowings	4,268	4,268

	442,330	416,676

Total borrowings	458,903	423,280

Maturity of borrowings:
Less than one year	16,573	6,604
In more than one year but not more than two years	759	775
In more than two years but not more than five years	2,411	2,467
In more than five years	439,160	413,434

	458,903	423,280

During the period the Group repurchased the Pounds Sterling equivalent of £28,211,000 (2011: £29,473,000) of senior secured notes comprising £14,000,000 (2011: £28,225,000) of Pounds Sterling senior secured notes and US$23,000,000 (2011: US$2,000,000) of US Dollar denominated senior secured notes. The consideration paid amounted to £30,391,000 (2011: £29,882,000) including a premium on repurchase of £2,180,000 (2011: £409,000). The repurchase triggered the accelerated amortisation of issue discount and debt finance costs amounting to £969,000 (2011: £1,340,000). The premium on repurchase and the accelerated amortisation of issue discount and debt finance costs are immediately recognised in the income statement within net finance costs. The repurchased senior secured notes are held by the Group and have not been retired.

The Group has the following undrawn committed borrowing facilities:

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Revolving Credit Facility	75,000	75,000

No drawdowns were made from these facilities during the nine months ended March 31, 2012 or the 12 months ended June 30, 2011.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

20 Deferred income

Deferred income comprises the following amounts receivable in respect of future periods:

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Total	128,392	76,027
Less: non-current deferred income	(18,349)	(11,619)

Current deferred income	110,043	64,408

Income from Matchday, Broadcasting and Commercial activities received in advance of the period to which it relates is treated as deferred income. The deferred income is then released to revenue as matches are played or, where applicable, in accordance with the substance of the relevant agreements. The Group receives substantial amounts of deferred income prior to the previous year end which is then released to revenue throughout the current and, where applicable, future financial years.

21 Provisions

The provision relates entirely to an onerous property lease in the Republic of Ireland and the movement during the period was as follows:

Total £'000
As of July 1, 2011	2,476
Utilised	(371)
Unwinding of discount	53
Movements on foreign exchange	(191)

As of March 31, 2012	1,967

Less: non-current portion	1,530

Current portion of provisions	437

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

22 Deferred tax

The gross movement on the deferred tax account is as follows:

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
At the beginning of the period	60,023	54,406
Credited to the income statement	(5,453)	(22,606)
(Credited)/charged to other comprehensive income	(164)	195

At the end of the period	54,406	31,995

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances:

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Deferred tax assets	(528)	(19,433)
Deferred tax liabilities	54,934	51,428

Deferred tax liabilities (net)	54,406	31,995

The components of deferred tax include a rolled over gain on a prior year player disposal, revaluation of freehold property to fair value together with provision on non-qualifying expenditure on freehold property at the date of acquisition of Manchester United Limited, offset by a deferred tax asset relating to accessible brought forward losses.

23 Share capital, dividends and earnings per share

23.1 Share Capital

	Audited June 30, 2011 £	Unaudited March 31, 2012 £
Authorised:
1,000,000 ordinary shares of £0.0001 each	100	100

Allotted, called up and fully paid:
990,004 ordinary shares of £0.0001 each	99	99

On November 22, 2010, the Company issued two ordinary shares to the ultimate controlling party. The proceeds from the share subscription were used to repay the secured payment in kind loan.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

23 Share capital, dividends and earnings per share (Continued)

23.2 Dividends

No dividend has been paid by the Company during the nine month period ended March 31, 2012 (nine months ended March 31, 2011: £nil). An interim dividend relating to the year ending June 30, 2012 of £10.10 per share, totalling £10.0 million was paid in April 2012. This interim dividend has not been recognised as a liability in these interim condensed consolidated financial statements but will be recognised in equity attributable to owners of the Company in the year to June 30, 2012.

23.3 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period. The Company did not have any dilutive shares during the year (2011: none).

	March 31, 2011	March 31, 2012
Profit attributable to equity holders of the Company (£'000)	13,150	37,984
Weighted average number of ordinary shares in issue (thousands)	990	990
Basic and diluted earnings per share (Pounds Sterling)	13.28	38.37

23.4 Pro forma consolidated balance sheet and number of shares

Manchester United Ltd. was incorporated on April 30, 2012 to become the holding company of Red Football Shareholder Limited prior to the initial public offering of Manchester United Ltd. Manchester United Ltd. will change its legal name to Manchester United plc prior to the initial public offering. Manchester United plc's financial statements will be the same as Red Football Shareholder Limited's financial statements prior to the initial public offering after adjusting retroactively for the Manchester United plc capital structure. The following represents pro forma earnings per share information for Manchester United plc for the nine months ended March 31, 2012 and 2011.

	March 31, 2011	March 31, 2012
Profit attributable to equity holders of the Company (£'000)	13,150	37,984
Basic earnings per share (Pounds Sterling)	0.08	0.24
Diluted earnings per share (Pounds Sterling)	0.08	0.24
Class A ordinary shares (thousands)	31,352	31,352
Class B ordinary shares (thousands)	124,000	124,000

The terms of the Class A and B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

23 Share capital, dividends and earnings per share (Continued)

(which are required for certain important matters including mergers and changes to our governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

24 Contingencies

The Company has no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

25 Commitments

25.1 Capital commitments

As of March 31, 2012 the Group had capital commitments amounting to £1.5 million (June 30, 2011: £1.3 million). The main reason for the increase relates to updating and expanding the Carrington training facility.

25.2 Contingent transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. The maximum additional amounts that could be payable are £18,304,000 (June 30, 2011: £19,822,000).

As of March 31, 2012 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £'000	Other £'000	Total £'000
MUFC appearances/new contract	8,921	6,988	15,909
International appearances	2,050	345	2,395

	10,971	7,333	18,304

26 Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme ("the Scheme"). Accrual of benefits on a final salary basis was suspended with effect from August 31, 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employees exit the Scheme. Based on the latest actuarial valuation as of August 31, 2011, the Group has

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

26 Pension arrangements (Continued)

been advised that the overall deficit of the Scheme has increased. A charge of £1,599,000 has been made to the income statement during the period (2011: £nil) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

27 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended June 30, 2011.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

  •
  Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  •
  Level 3 — inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Audited June 30, 2011 £'000	Unaudited March 31, 2012 £'000
Assets
Derivative financial assets designated as cash flow hedges	—	401
Liabilities
Derivative financial liabilities at fair value through profit or loss	(1,404)	(1,628)
Derivative financial liabilities designated as cash flow hedges	(630)	(6)

	(2,034)	(1,233)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

27 Financial risk management (Continued)

value an instrument are observable, the instrument is categorised as Level 2. All of the derivative assets and liabilities detailed above are categorised as Level 2.

28 Related party transactions

The immediate parent undertaking is Red Football LLC, a company incorporated in the state of Delaware. The ultimate controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

28.1 Loans to related parties

Manchester United Limited granted loans to Directors over the period from December 2008 to February 2009 which are not due for repayment for a period of at least five years. Interest was charged on the loans from the date of issue at 5.5% per annum. Interest charged during the period amounted to £412,500 (2011: £412,500). The amounts below represent the maximum balances during period.

As of July 1, 2011 and March 31, 2012 £'000
A Glazer	1,667
B Glazer	1,667
D Glazer	1,667
E Glazer	1,667
J Glazer	1,666
K Glazer	1,666

10,000

The total amount of loans outstanding has been included within non-current other receivables. The loans were repaid on April 25, 2012.

28.2 Interest in senior secured notes

K Glazer, a Director of the Company, and certain members of his immediate family hold an interest in the Group's US Dollar denominated senior secured notes. The principal amount of the Group's senior secured notes held by K Glazer and certain members of his immediate family as of March 31, 2012 was US$10.6 million (June 30, 2011: US$10.6 million). The US Dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to K Glazer and certain members of his immediate family during the period amounted to £426,347 (2011: £231,828) of which £91,487 (2011: £84,179) was accrued at the period end.

Red Football Shareholder Limited
Notes to Interim Condensed Consolidated Financial Statements (Continued)

28 Related party transactions (Continued)

28.3 Fees

The Group incurred a management fee during the period of £3,000,000 (2011: £5,700,000) from Red Football Limited Partnership, the ultimate parent undertaking. The fees were for the provision of consulting services to the Group, including strategic, sponsorship, commercial partnership, marketing, finance and related advice.

29 Subsidiaries

The following companies are the principal subsidiary undertaking of the Company as of March 31, 2012:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Joint Venture Limited*	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Holding company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	66.7% Ordinary

*
Direct investment of Red Football Shareholder Limited, others are held by subsidiary undertakings.

30 Events after the reporting date

30.1 Playing registrations

The playing registrations of certain footballers have been disposed of, subsequent to the reporting date, for total proceeds, net of associated costs, of £2,008,000. The associated net book value was £nil.

Subsequent to the reporting date the playing registrations of certain players were acquired for a total consideration, including associated costs, of £18,742,000.

30.2 Repayment of Directors' loans

On April 25, 2012 loans to Directors were repaid in full. The repayment comprised the original loans of £10,000,000 plus accrued interest due at the repayment date.